      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 27, 1999


                                            REGISTRATION STATEMENT NO. 333-67065
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                         INTERSTATE HOTELS CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            MARYLAND                            7011                           75-2767215
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                THOMAS F. HEWITT

                         INTERSTATE HOTELS CORPORATION

                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)
                           -------------------------
                                   COPIES TO:

                            CARLA S. MORELAND, ESQ.
                             JOHN P. BOHLMANN, ESQ.
                     C/O PATRIOT AMERICAN HOSPITALITY, INC.
                             1950 STEMMONS FREEWAY
                         SUITE 6001 DALLAS, TEXAS 75207
                                 (214) 863-1000

                             TIMOTHY Q. HUDAK, ESQ.

                         INTERSTATE HOTELS CORPORATION

                      680 ANDERSEN DRIVE, FOSTER PLAZA TEN
                         PITTSBURGH, PENNSYLVANIA 15220
                                 (412) 937-0600
                           -------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                           -------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                           -------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MAY 27, 1999


                                8,817,968 SHARES


                         INTERSTATE HOTELS CORPORATION

                                                                       LOGO
                                DISTRIBUTION BY
                       PATRIOT AMERICAN HOSPITALITY, INC.

                          TO ITS SHAREHOLDERS OF UP TO
                        8,817,968 SHARES OF COMMON STOCK
                        OF INTERSTATE HOTELS CORPORATION

                           -------------------------


     We are sending you this Information Statement/Prospectus to describe the spin-off of 92% of Interstate Hotels Corporation from Patriot American Hospitality, Inc., and the business and financial condition of Interstate following the spin-off. Patriot agreed to effect the spin-off of Interstate as part of a settlement with Marriott International, Inc. of claims which Marriott asserted in connection with the proposed merger of Patriot and Interstate Hotels Company, the predecessor of Interstate. Following the settlement, Patriot's merger with Interstate Hotels Company closed on June 2, 1998. Interstate has been a subsidiary of Patriot since the merger.



     In the spin-off, you will receive one share of common stock of Interstate for every 30 shares of Patriot common stock, Patriot Series A Preferred Stock, Wyndham International, Inc. Series A and Series B Preferred Stock, Patriot American Hospitality Partnership, L.P. common and preferred limited partnership units, and Wyndham International Operating Partnership, L.P. Class A and Class C preferred limited partnership units you own.



     If you are a holder of record of Patriot securities on June 7, 1999, you will receive your Interstate shares automatically. You do not need to take any further action. We have applied to have the Interstate shares listed on The Nasdaq National Market under the trading symbol "IHCO."


                           -------------------------

WE URGE YOU TO READ THIS INFORMATION STATEMENT/PROSPECTUS CAREFULLY SINCE IT CONTAINS INFORMATION THAT IS IMPORTANT TO YOU. PLEASE PAY PARTICULAR ATTENTION TO THE "RISK FACTORS" BEGINNING ON PAGE 10.

                           -------------------------

NO VOTE OF STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

                           -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS INFORMATION STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

THIS INFORMATION STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

                           -------------------------


The date of this Information Statement/Prospectus is June   , 1999.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Questions and Answers about the Spin-off and Interstate.....    1
Summary.....................................................    3
Summary Financial and Other Data............................    8
Risk Factors................................................   10
Recent Developments.........................................   18
The Spin-off................................................   20
Business....................................................   25
Selected Financial and Other Data...........................   36
Pro Forma Financial Data....................................   38
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   50
Management..................................................   61
Certain Relationships and Related Transactions..............   71
Security Ownership of Certain Beneficial Owners and
  Management................................................   72
Description of Capital Stock................................   72
Where You Can Find More Information.........................   78
Index to Combined Financial Information.....................  F-1


In addition to historical information, this Information Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and information based on our current views of our business and our assumptions concerning future events. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimates," "projects" or similar expressions are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties that could cause our business and results of operations to differ materially from those reflected in our forward-looking statements.


Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on trends which we anticipate in the lodging industry and the effect on those trends of such factors as industry capacity, the seasonal nature of the lodging industry, product demand and pricing and the other matters referred to in the "Risk Factors" section of this document. In addition, such forward-looking statements are subject to Interstate's reversing the current negative trend in its business and financial results. Accordingly, you are cautioned not to place undue reliance on our forward-looking statements.



This Information Statement/Prospectus contains trademarks and trade names of companies other than Interstate Hotels Corporation.

            QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF AND INTERSTATE



These questions and answers are qualified by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Information Statement/Prospectus. References to "we," "us," and "Interstate" mean Interstate Hotels Corporation and its subsidiaries, references to "Interstate Hotels, LLC" mean Interstate Hotels, LLC and its subsidiaries, references to "Patriot" mean Patriot American Hospitality, Inc. and its subsidiaries, references to "Wyndham" mean Wyndham International, Inc. and its subsidiaries, references to "Patriot/Wyndham" mean Patriot and its subsidiaries together with Wyndham and its subsidiaries, references to "Old Interstate" mean Interstate Hotels Company, references to "Interstate stock" and "Interstate shares" mean the common stock of Interstate, and references to "Patriot securities" mean common stock and Series A Preferred Stock of Patriot, Series A and Series B Preferred Stock of Wyndham, common and preferred limited partnership units of Patriot American Hospitality Partnership, L.P. and Class A and Class C Preferred limited partnership units of Wyndham International Operating Partnership, L.P. All statistics are as of March 31, 1999, unless otherwise noted, and relate to Interstate's portfolio of hotels for which management contracts or leases were in place as of May 15, 1999 and/or which we expect to be operated by Interstate following the spin-off.


Q: WHAT WILL HAPPEN IN THE SPIN-OFF?


A: In the spin-off, Patriot/Wyndham will distribute to its shareholders 92% of the shares of Interstate, forming a separate, publicly-traded company. We operate and have a 45% managing member interest in the third-party hotel management business which Patriot acquired in its merger with Old Interstate. "Third-party hotel management business" refers to the management, leasing, and related services which we perform for hotels we do not own. After the spin-off, we will also manage several hotels owned by Patriot. In addition, we will own the equity interests in The Charles Hotel Complex, a hotel, retail, and office complex located in Cambridge, Massachusetts, which Patriot/Wyndham acquired in its merger with Old Interstate. Patriot/Wyndham has entered into a contract to sell these equity interests (other than an interest in the manager of The Charles Hotel) shortly following the spin-off, and will assign its rights under this contract to us in connection with the spin-off.


Q: WHAT WILL I RECEIVE IN THE SPIN-OFF?


A: You will receive one Interstate share for every 30 Patriot securities you own on June 7, 1999, the record date for the spin-off. We will not issue any fractional shares. Instead, you will receive cash based on the market value of any fractional shares.



   Example: If you own 100 Patriot securities, then after the spin-off you will receive three Interstate shares and a check for the market value of the fractional interest.


Q: WHAT DO I HAVE TO DO TO PARTICIPATE IN THE SPIN-OFF?


A: Nothing. No proxy or vote is necessary for the spin-off. If you own Patriot securities as of the close of business on June 7, 1999, Interstate shares will be mailed to you or credited to your brokerage account. You do not need to mail in any stock certificates.


Q: WHAT WILL MY SPIN-OFF SHARES BE WORTH?


A: Based on information we have received from Patriot, we have estimated the initial value of the Interstate shares upon completion of the spin-off to be $7.05 per share. The actual trading value of the Interstate shares may be higher or lower than the estimated value and will depend on many factors. Until an orderly trading market develops, the market price for the Interstate shares may fluctuate significantly. Please obtain current quotations prior to deciding whether to purchase or sell Interstate shares.

Q: WILL I HAVE TO PAY TAXES ON THE SHARES I RECEIVE IN THE SPIN-OFF?


A: Yes. The fair market value at the time of the spin-off of the Interstate shares you receive in the spin-off and the cash you receive in lieu of fractional shares with respect to your shares of Patriot stock (or your shares of Wyndham stock in the case of holders of Wyndham Series A and B Preferred Stock) will be taxable to you. The distribution will be treated as a dividend and taxable as ordinary income if it is paid out of earnings and profits. Any amount of the distribution in excess of earnings and profits will first reduce your tax basis in your Patriot stock (or Wyndham preferred stock) and then will be taxable to you as capital gain. We have assigned an estimated value of $7.05 per share to the Interstate shares, but the final value of the spin-off distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish to you the required IRS information as promptly as we can. For a more detailed description of the tax consequences to you of the spin-off, see page 22.



   If you receive a distribution of Interstate shares with respect to Patriot securities other than Patriot or Wyndham stock, different rules will apply. These rules are summarized on page 23.



Q: WHEN WILL I RECEIVE MY INTERSTATE SHARES?



A: Patriot will deliver the Interstate shares to which you are entitled as promptly as it can following the spin-off. Patriot will either mail a stock certificate to you or arrange for your shares to be credited electronically to your brokerage account.



Q: WHEN WILL I BE ABLE TO BUY AND SELL INTERSTATE SHARES?



A: You may buy and sell Interstate shares once the spin-off occurs.



Q: WHERE WILL THE INTERSTATE SHARES TRADE?



A: Interstate has applied to have its shares listed on The Nasdaq National
   Market under the trading symbol "IHCO."



Q: WILL DIVIDENDS BE PAID ON THE INTERSTATE SHARES?



A: We do not plan to pay dividends on the Interstate shares in the foreseeable future. We are not a REIT and thus are not required to pay any dividends. We plan to retain our earnings to fund the development of our business.



Q: WHOM SHOULD I CALL WITH QUESTIONS ABOUT THE SPIN-OFF AND INTERSTATE?



A: If you have questions about the spin-off or Interstate or if you would like additional copies of this Information Statement/Prospectus or any document we refer to in this Information Statement/Prospectus, you should contact Lisa O'Connor at Interstate at (412) 937-0600.

                                    SUMMARY

This summary highlights selected information from this Information Statement/Prospectus and does not contain all of the information that may be important to you. For a more complete description of the spin-off, you should read this entire Information Statement/Prospectus as well as the additional documents we refer to under the heading "Where You Can Find More Information."

THE SPIN-OFF


When the spin-off is consummated, Patriot will distribute to you one Interstate share for every 30 Patriot securities you own on June 7, 1999, the record date for the spin-off. At the time of the spin-off, Marriott will also purchase four percent of the outstanding Interstate shares for approximately $2.1 million. We expect the spin-off to occur on June 10, 1999.


REASONS FOR THE SPIN-OFF


Before Patriot/Wyndham agreed to acquire Old Interstate in December 1997, Patriot/Wyndham negotiated a non-binding letter of intent with Marriott to address Marriott's concerns regarding the acquisition of Old Interstate, their largest franchisee, by a competitor, Patriot/Wyndham. Despite lengthy and intensive negotiations, Patriot/Wyndham and Marriott were unable to reach a definitive agreement prior to the planned closing of the Old Interstate merger and Marriott filed suit in March 1998 seeking to block the merger. Patriot/Wyndham, Old Interstate and Marriott reached a settlement on May 27, 1998 which allowed the Old Interstate merger to close on June 2, 1998. A major component of the settlement agreement was the transfer of operations consisting principally of Old Interstate's third-party hotel management business to a newly created subsidiary of Patriot/Wyndham, Interstate, and the subsequent spin-off of Interstate from Patriot/Wyndham.



OWNERSHIP OF INTERSTATE FOLLOWING THE SPIN-OFF



At the time of the spin-off, Marriott will purchase four percent of our outstanding shares for approximately $2.1 million. In the spin-off, Interstate shares will initially be distributed to the counterparties to forward equity contracts into which Patriot/Wyndham has entered. However, the Interstate shares distributed to the counterparties will be returned to Patriot/Wyndham immediately following the spin-off in exchange for adjustments to the forward equity contract arrangements, and immediately thereafter these Interstate shares will be cancelled.



Based on the number of Patriot securities held as of May 15, 1999 by and on behalf of the counterparties to the forward equity contracts, we expect that such counterparties will initially receive 3,239,200 Interstate shares in the spin-off. The table below indicates the effect we expect these transactions to have on the outstanding shares of Interstate.



Total shares to be issued initially (including 242,555
  shares owned by Patriot/Wyndham and 242,555 shares to be
  purchased by Marriott)....................................  9,303,078
Shares expected to be immediately returned by the forward
  equity counterparties and cancelled.......................  3,239,200
                                                              ---------
Total shares expected to be outstanding immediately
  following the cancellation................................  6,063,878



Following the spin-off and these transactions, holders of Patriot securities will own 92% of our shares, Marriott will own four percent of our shares and Patriot/Wyndham will own four percent of our shares. This ownership structure was a negotiated part of the settlement agreement reached with Marriott and will allow each of Patriot/Wyndham and Marriott to maintain an equal interest in Interstate. This structure, in addition to rights to elect directors held by Wyndham and Marriott, will allow both Patriot/Wyndham and Marriott to have an influence on the management of our affairs.

OUR CORPORATE STRUCTURE

After the spin-off, we will initially have two principal subsidiaries, Interstate Hotels, LLC and IHC II, LLC. A wholly owned subsidiary of ours will own a 45% managing member interest in Interstate Hotels, LLC and we will own a 99.99% interest in IHC II, LLC. Patriot will retain a 55% non-controlling ownership interest in Interstate Hotels, LLC and Marriott will own the remaining
 .01% interest in IHC II, LLC. Interstate Hotels, LLC is the entity that will operate the third-party hotel management business that Patriot/ Wyndham acquired from Old Interstate, as well as own equity interests representing in the aggregate an approximate 50.3% non-controlling interest in The Charles Hotel Complex. Patriot/Wyndham has entered into a contract to sell our interests in The Charles Hotel Complex (other than our interest in the manager of The Charles Hotel) shortly following the spin-off. Patriot/Wyndham will assign its rights under this contract to us in connection with the spin-off.


Upon consummation of the spin-off, substantially all of our assets will be held through our two principal subsidiaries. Because we own only 45% of Interstate Hotels, LLC, our shareholders will benefit from only 45% of the revenues deriving from these assets. IHC II, LLC will enter into arrangements under which Marriott will submanage eleven Marriott hotels acquired by Patriot/Wyndham from Old Interstate. IHC II, LLC is not expected to make a profit on these arrangements, but rather will serve to insulate Patriot/ Wyndham and Marriott from having a direct operational relationship with each other. Interstate Hotels, LLC's operating agreement provides that, in the event of a change of control of Interstate, Patriot is entitled to require the buyer (or us) to purchase, or we are entitled to require Patriot to sell, Patriot's 55% non-controlling interest in Interstate Hotels, LLC.


Summary diagrams of our structure both prior to and immediately following the spin-off are set forth below.

Included here in the printed version of this Information Statement/Prospectus are two graphics which depict, using boxes to represent entities and arrows to represent ownership interests, the ownership structure of Interstate immediately prior to and immediately following the spin-off.

The first graphic, which depicts the ownership structure of Interstate immediately prior to the spin-off, shows that:

     o Patriot will own 99% of Interstate and PAH-Interstate Holdings, Inc., a subsidiary owned 99% by Patriot and one percent by Wyndham Operating Partnership (itself a subsidiary of which Wyndham owns at least 85%), will own one percent of Interstate;

     o    Interstate will own 100% of IHC II, LLC;


     o Interstate will own 45% of Interstate Hotels, LLC (held indirectly through a wholly-owned subsidiary) and PAH-Interstate Holdings, Inc. will own 55% of Interstate Hotels, LLC;

     o Interstate Hotels, LLC will own 99% of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., IHC Services Company, L.L.C. and several entities owning interests in leaseholds, and PAH-Interstate Member, Inc., a wholly-owned subsidiary of Interstate, will own one percent of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., IHC Services Company, L.L.C. and several entities owning interests in leaseholds;

     o Interstate Hotels, LLC will own 100% of Colony Hotels and Resorts Company, Northridge Insurance Company, PAH-Cambridge Holdings, LLC and IHC/Moscow Corporation;

     o PAH-Cambridge Holdings, LLC will own a 25% general partnership ownership interest and a 87.5% general partnership economic interest in Cambridge Hotel Associates; and


     o Interstate Hotels, LLC will own 50.3% in the aggregate of several entities owning equity interests in The Charles Hotel Complex.

The second graphic, which depicts the ownership structure of Interstate immediately following the spin-off, shows that:

     o Marriott will own four percent of Interstate, the holders of Patriot securities will own 92% of Interstate, Wyndham will own three percent of Interstate, and PAH-Interstate Holdings, Inc., a subsidiary owned 99% by Patriot and one percent by Wyndham Operating Partnership (itself a subsidiary of which Wyndham owns at least 85%), will own one percent of Interstate;

     o Interstate will own 99.99% of IHC II, LLC and Marriott will own .01% of IHC II, LLC;


     o Interstate will own 45% of Interstate Hotels, LLC (held indirectly through a wholly-owned subsidiary) and PAH-Interstate Holdings, Inc. will own 55% of Interstate Hotels, LLC;

     o Interstate Hotels, LLC will own 99% of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., IHC Services Company, L.L.C. and several entities owning interests in leaseholds, and PAH-Interstate Member, Inc., a wholly-owned subsidiary of Interstate, will own one percent of Crossroads Hospitality Company, L.L.C., Hilltop Equipment Leasing Company, L.P., Continental Design & Supplies Company, L.L.C., IHC Services Company, L.L.C. and several entities owning interests in leaseholds;

     o Interstate Hotels, LLC will own 100% of Colony Hotels and Resorts Company, Northridge Insurance Company, PAH-Cambridge Holdings, LLC and IHC/Moscow Corporation;

     o PAH-Cambridge Holdings, LLC will own a 25% general partnership ownership interest and a 87.5% general partnership economic interest in Cambridge Hotel Associates; and


     o Interstate Hotels, LLC will own 50.3% in the aggregate of several entities owning equity interests in The Charles Hotel Complex.

MANAGEMENT

There initially will be six persons on our Board of Directors. Thomas F. Hewitt is our Chief Executive Officer and the Chairman of our Board of Directors.

Our principal executive offices are located at 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220. Our telephone number is (412) 937-0600.

                        SUMMARY FINANCIAL AND OTHER DATA


We are providing the following summary financial information to aid you in your analysis of the financial aspects of the spin-off. The table sets forth summary historical financial data for Interstate, prior to the merger of Old Interstate with Patriot, as the predecessor, as of and for the years ended December 31, 1994, 1995, 1996 and 1997, for the three months ended March 31, 1998, and for the period from January 1, 1998 to June 1, 1998, and for Interstate, subsequent to the merger of Old Interstate with Patriot, as the successor, as of December 31, 1998 and March 31, 1999 and for the period from June 2, 1998 to December 31, 1998 and for the three months ended March 31, 1999. In addition, we have provided a combined 1998 column which combines the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998. We believe that this presentation is informative to the reader. In addition, summary pro forma financial data for the year ended December 31, 1998 and as of and for the three months ended March 31, 1999 is presented.


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                        PREDECESSOR                               SUCCESSOR
                               --------------------------------------------------------------   -------------
                                           YEAR ENDED DECEMBER 31,               JAN. 1, 1998   JUNE 2, 1998
                               -----------------------------------------------     THROUGH         THROUGH
                                 1994        1995         1996         1997      JUNE 1, 1998   DEC. 31, 1998
                               --------   ----------   ----------   ----------   ------------   -------------
STATEMENT OF INCOME DATA:
Revenues:
 Lodging revenues............        --           --   $    9,979   $  167,855    $   78,769     $  115,153
 Management and related
   fees......................  $ 36,726   $   45,018       53,733       62,562        27,994         33,241
                               --------   ----------   ----------   ----------    ----------     ----------
     Total revenues..........    36,726       45,018       63,712      230,417       106,763        148,394
Expenses:
 Lodging expenses............        --           --        6,126       85,631        39,834         60,790
 Operating expenses and other
   (3).......................    20,708       24,934       39,931       34,673        16,623         14,870
 Lease expense...............        --           --        3,477       73,283        34,515         51,165
 Depreciation and
   amortization..............     3,659        4,188        4,385        4,845         2,152         10,659
 Interest, net...............       (30)        (146)        (501)        (498)         (204)          (390)
                               --------   ----------   ----------   ----------    ----------     ----------
Income (loss) before income
 tax expense (benefit).......    12,389       16,042       10,294       32,483        13,843         11,300
Income tax expense (benefit)
 (4).........................        --           --        4,117       12,986         5,528          4,436
                               --------   ----------   ----------   ----------    ----------     ----------
Income (loss) before minority
 interest....................    12,389       16,042        6,177       19,497         8,315          6,864
Minority interest............        --           --           --           18            24            209
                               --------   ----------   ----------   ----------    ----------     ----------
Net income (loss)............  $ 12,389   $   16,042   $    6,177   $   19,479    $    8,291     $    6,655
                               ========   ==========   ==========   ==========    ==========     ==========
Pro forma net income (loss)
 per common share (5):
 Basic.......................
 Diluted.....................
BALANCE SHEET DATA
 (AT END OF PERIOD):
Cash and cash equivalents....  $  6,702   $   14,035   $   11,168   $    2,432                   $    1,652
Total assets.................    30,741       38,420       88,204      118,185                      161,157
Long-term debt...............     3,890        1,270          541          370                           --
Total equity.................    18,858       24,345       56,886       80,730                       92,607
OTHER FINANCIAL DATA:
EBITDA (6)...................                          $   14,178   $   36,812    $   15,767     $   21,360
Net cash provided by (used
 in) operating activities....                              15,331       12,517        18,359          9,593
Net cash (used in) provided
 by investing activities.....                              (4,338)     (35,707)        2,674        (27,707)
Net cash (used in) provided
 by financing activities.....                             (13,860)      14,454       (19,298)        15,599
TOTAL HOTEL DATA (7)
Total hotel revenues.........  $858,986   $1,056,279   $1,326,581   $1,600,958
Number of hotels (8).........       136          150          212          223
Number of rooms (8)..........    31,502       35,044       43,178       45,329

                                                         PREDECESSOR        SUCCESSOR
                                                         -----------   --------------------
                                     YEAR ENDED                     THREE MONTHS
                                    DECEMBER 31,                  ENDED MARCH 31,
                               -----------------------   ----------------------------------
                                COMBINED    PRO FORMA                             PRO FORMA
                                1998(1)      1998(2)        1998         1999      1999(2)
                               ----------   ----------   -----------   --------   ---------
STATEMENT OF INCOME DATA:
Revenues:
 Lodging revenues............  $  193,922  $  193,922     $ 43,892     $ 42,595   $ 42,595
 Management and related
   fees......................      61,235      46,736       15,868       11,549      9,462
                               ----------  -----------    --------     --------   --------
     Total revenues..........     255,157     240,658       59,760       54,144     52,057
Expenses:
 Lodging expenses............     100,624     100,624       22,832       24,058     24,058
 Operating expenses and other
   (3).......................      31,493      31,400       10,451        8,604      9,330
 Lease expense...............      85,680      85,680       18,771       20,897     18,897
 Depreciation and
   amortization..............      12,811      18,184        1,311        4,658      4,658
 Interest, net...............        (594)     (1,169)        (124)         (59)      (203)
                               ----------  -----------    --------     --------   --------
Income (loss) before income
 tax expense (benefit).......      25,143       5,939        6,519       (4,014)    (4,683)
Income tax expense (benefit)
 (4).........................       9,964       1,195        2,602       (1,625)      (811)
                               ----------  -----------    --------     --------   --------
Income (loss) before minority
 interest....................      15,179       4,744        3,917       (2,389)    (3,872)
Minority interest............         233       2,950           14           49     (2,655)
                               ----------  -----------    --------     --------   --------
Net income (loss)............  $   14,946  $    1,794     $  3,903     $ (2,438)  $ (1,217)
                               ==========  ===========    ========     ========   ========
Pro forma net income (loss)
 per common share (5):
 Basic.......................              $     0.29                             $  (0.19)
 Diluted.....................              $     0.29                             $  (0.19)
BALANCE SHEET DATA
 (AT END OF PERIOD):
Cash and cash equivalents....  $    1,652                 $  1,730     $  2,658   $ 25,263
Total assets.................     161,157                  126,507      163,754    168,915
Long-term debt...............          --                       --           --         --
Total equity.................      92,607                   90,884       83,289     69,256
OTHER FINANCIAL DATA:
EBITDA (6)...................  $   37,127  $   10,330     $  7,692     $    536   $   (102)
Net cash provided by (used
 in) operating activities....      27,952      23,665       (1,710)       3,408      1,108
Net cash (used in) provided
 by investing activities.....     (25,033)    (25,033)         781         (555)      (555)
Net cash (used in) provided
 by financing activities.....      (3,699)    (16,673)         227       (1,847)    (2,456)
TOTAL HOTEL DATA (7)
Total hotel revenues.........  $1,490,132  $1,042,488     $400,197     $320,770   $258,820
Number of hotels (8).........         176         155          214          176        158
Number of rooms (8)..........      35,214      29,174       43,447       34,427     29,654

-------------------------

(1) Represents the summation of the balances from the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998.

(2) Reflects the spin-off and other adjustments described in "Pro Forma Financial Data."

(3) Includes a non-recurring expense of $11,896 for the year ended December 31, 1996, relating to the issuance of 785,533 shares of common stock to executives and key employees of Old Interstate in consideration for the cancellation of stock options issued by one of Old Interstate's predecessors in 1995.

(4) Prior to 1996, Old Interstate and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal or significant state income taxes.


(5) Based on 6,245,795 shares of common stock outstanding on a pro forma basis on the spin-off date, which represents 6,063,878 shares expected to be outstanding immediately following the spin-off plus 181,917 restricted shares that will be issued to Mr. Hewitt.



(6) EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization. The 1998 and the three months ended March 31, 1999 pro forma EBITDA represents Interstate's 45% share of total EBITDA. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA, as calculated by Interstate, may not be consistent with computations of EBITDA by other companies. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under generally accepted accounting principles for purposes of evaluating Interstate's results of operations.



(7) Represents all hotels, including the leased hotels, which Interstate operated.


(8) As of the end of the periods presented. The 1998 pro forma number of hotels and number of rooms excludes 14 hotels with 2,363 rooms that have opened in 1999 or that are scheduled to open in 1999 and that are currently or are expected to be managed by Interstate Hotels, LLC. The three months ended March 31, 1999 pro forma number of hotels and number of rooms excludes 11 hotels with 1,883 rooms that have opened or that are scheduled to open after March 31, 1999 and that are currently or are expected to be managed by Interstate Hotels, LLC.

                                  RISK FACTORS

You should carefully read and evaluate the risk factors listed below as well as the other information contained in this Information Statement/Prospectus.


PATRIOT WILL INCUR PENALTIES IF THE SPIN-OFF IS NOT COMPLETED BY JUNE 14, 1999



If Patriot does not complete the spin-off by June 14, 1999, Marriott will be entitled to receive liquidated damages from Patriot. Patriot will also be subject to Marriott's right to purchase, subject to third-party consents, the hotels to be submanaged by Marriott and six additional Marriott hotels owned by Patriot at their then appraised values. Additionally, we anticipate that Marriott would require third-party owners of Marriott-branded hotels that we manage to replace us as manager of their hotels. As a result, each respective hotel would either: (1) lose the Marriott brand, at which time we would have to compensate Marriott for any lost franchise fees or (2) terminate the management contract with us and enter into a contract with another manager. Patriot would owe additional liquidated damages on any third-party Marriott-franchised hotel which chooses to convert its brand. The total amount of liquidated damages Patriot could pay to Marriott under the circumstances described above is approximately $194 million.


OUR MANAGEMENT AGREEMENTS MAY EXPIRE OR BE TERMINATED

Almost all of our revenues for the foreseeable future will come from the operation of hotels for third-party owners. Hotel management agreements will expire and be terminated and renegotiated in the ordinary course of our business. Typically, our hotel management agreements may be terminated for many reasons, including default by us or sale of, or foreclosure on, the underlying property.


- Twenty-three of our management agreements (which generated 16.2% of our 1998 pro forma net management fees and 17.0% of our three months ended March 31, 1999 pro forma net management fees) may be terminated without cause and without the payment of a penalty by either party upon 30 to 90 days' notice.


- An additional 19 management agreements (which generated 14.2% of our 1998 pro forma net management fees and 12.3% of our three months ended March 31, 1999 pro forma net management fees) may be terminated without cause upon thirty to ninety days' notice with the payment of a termination fee.

- We have been notified by third-party owners of five hotels (which generated 13.5% of our 1998 pro forma net management fees and 12.1% of our three months ended March 31, 1999 pro forma net management fees) that such hotels are currently for sale.

- Sixteen of our management agreements (which generated 22.1% of our 1998 pro forma net management fees and 26.8% of our three months ended March 31, 1999 pro forma net management fees) expire by the end of 1999, 18 agreements (which generated 13.7% of our 1998 pro forma net management fees and 11.2% of our three months ended March 31, 1999 pro forma net management fees) expire by the end of 2000, and eight agreements (which generated 7.3% of our 1998 pro forma net management fees and 16.5% of our three months ended March 31, 1999 pro forma net management fees) expire by the end of 2001.

- Since the closing of the Patriot/Old Interstate merger, 39 of our management agreements and hotel operating leases have been terminated (excluding management agreements that were transferred to Wyndham in connection with the Patriot/Old Interstate merger) and we have added 14 new management agreements and hotel operating leases, for a net loss of 25 management agreements and hotel operating leases. We currently anticipate that a number of our remaining management contracts may be terminated during 1999.

- In the event that:


  -- all of our management agreements which may be terminated without cause upon 30 to 90 days' notice are so terminated;


  -- all of the hotels that we have been informed are for sale are in fact sold;
     and

  -- all of our management agreements which expire by the end of 2001 are terminated upon their expiration dates;

  the result would be a loss of an aggregate of 60 management contracts (which generated 58.7% of our 1998 pro forma net management fees and 68.6% of our three months ended March 31, 1999 pro forma net management fees).

In aggregate, we estimate the average remaining life of our hotel management agreements to be approximately five years. We cannot be sure that any of these management agreements will be renewed or extended or that the terms of any renewals or extensions will be as favorable to us as the terms of the existing agreements. We also cannot be sure that we will be able to obtain new third-party hotel management agreements or that the terms of any new management agreements will be as favorable to us as the typical terms of our existing agreements. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Background and General" for a more detailed discussion.

OUR BUSINESS HAS BEEN DISRUPTED BY THE OLD INTERSTATE MERGER AND PLANS FOR THE SPIN-OFF


There has been significant disruption to our business caused by the Old Interstate merger with Patriot, the lengthy and intensive negotiations regarding the Marriott settlement, the consideration of possible alternatives to the spin-off including the private sale of Interstate to a third party, and the preparations for the spin-off. In addition, Old Interstate's operations were required to be divided between those to be retained by Patriot/Wyndham and those which would be contributed to us in connection with the spin-off. We were required to expend a substantial amount of resources, particularly the time and attention of senior management, in order to achieve that division of operations. The diversion of senior management's attention and the uncertainty with respect to our future operations caused by these distractions has disrupted our relationships with hotel owners and adversely affected our financial results. Since the closing of the Patriot/Old Interstate merger, there has been a net reduction in our business of 25 management agreements and hotel operating leases. In addition, the disruption to our business has reduced employee morale, increased employee turnover and caused us to be unable to actively pursue new business. If, following the spin-off, we cannot rectify the disruption in our relationships with hotel owners and successfully address the other issues described above, the current negative trend in our business and financial results will continue. We have described the current negative trend in our financial results more specifically below.



WE HAVE EXPERIENCED A NEGATIVE TREND IN OUR RECENT FINANCIAL RESULTS



Our financial results have been negatively affected by a number of factors since the merger of Old Interstate with Patriot and, recently, that negative trend has worsened. Specifically, based in part on our results from the three months ended March 31, 1999, we expect that our revenues, operating income and net income for 1999 will be significantly less than those for the pro forma year ended December 31, 1998. The recent decline in our financial performance is primarily attributable to three factors. First, we have lost, on a net basis, 25 of our management contracts and hotel operating leases since the closing of the Patriot/Old Interstate merger. In addition to the loss of management fee revenue related to those contracts, we also no longer provide ancillary services to the hotels that we managed under those contracts, which was a significant source of revenue. Second, due primarily to a lack of investment capital and the diversion of senior management's focus as a result of attention to the spin-off, we have been generally unable to generate new business to replace the lost contracts and operating leases. Third, we have experienced significantly decreased revenue from our portfolio of leased hotels due to increased competition, disruption of the leased hotels arising from scheduled improvements to the properties and general negative trends in the limited-service hotel sector. We have also incurred a $2.0 million one-time payment to Equity Inns for additional 1999 incentive rent and estimate that we will incur approximately $1.0 million during 1999 with respect to year 2000 costs. These factors, together with the general disruption to our business described above, have led to our poor recent financial performance. We cannot assure you that we will be able to successfully address these issues and that our financial results will not continue to decline. As discussed above, we also anticipate the termination of a number of our management contracts during 1999. If we fail to replace these contracts with new contracts and address the other issues discussed above, we expect that our 1999 results will be below 1998 pro forma levels.


OUR MANAGEMENT CONTRACTS ON LEASED HOTELS MAY BE TERMINATED IF THE LEASED HOTELS ARE SOLD


Equity Inns, the owner of substantially all of our 78 leased hotels, has the right under our lease agreements to sell any or all of the leased hotels from time to time without our consent. Our leases and management agreements with respect to these hotels could be terminated upon such a sale. If Equity Inns were to sell a substantial number of the leased hotels and the new owners did not continue our management agreements, our results would be negatively affected. Equity Inns has advised us that it is currently marketing 12 of the leased hotels for sale.


WE MAY BE OBLIGATED TO PURCHASE OUR JOINT VENTURE PARTNER'S INTEREST IN THE MANAGER OF THE GROUND LESSEE OF THE CHARLES HOTEL COMPLEX


Patriot/Wyndham and we have reached an agreement under which all of our equity interests in The Charles Hotel Complex, with the exception of our general partnership interest in the entity which manages The Charles Hotel, will be sold. For a more detailed discussion of the proposed sale transaction, see page
19. Should Patriot/Wyndham and we fail to complete the sale of our equity interests in The Charles Hotel Complex for any reason, we would continue to own the interests in The Charles Hotel Complex which we will own at the spin-off, and we will remain obligated under the existing agreements with respect thereto. Under the existing agreement governing our general partnership interest in the entity which manages the ground lessee of The Charles Hotel Complex, our joint venture partner has the right to require us to purchase its 45% interest after October 2, 1999 or earlier upon the occurrence of circumstances set forth in our joint venture agreement. If our joint venture partner exercises this right, we would be obligated to (i) purchase its interest for approximately $11.5 million or (ii) dissolve the ground lessee (and its general partner) and sell its assets to a third party. Either of such developments could adversely affect our financial condition or results of operations.


OUR NET INCOME WILL BE NEGATIVELY AFFECTED BY SIGNIFICANT DEPRECIATION AND AMORTIZATION EXPENSE

A portion of the purchase price of the Patriot/Old Interstate merger was allocated to the management and lease contracts for hotels that Interstate Hotels, LLC is expected to operate following the spin-off. The costs allocated to these contracts have been stated at their estimated fair market values and are being amortized using the straight-line method over five years for management contracts and 11 and 13.5 years for lease contracts. As of March 31, 1999, the management contracts had a book value, net of accumulated amortization, of $59.2 million, and the lease contracts had a book value, net of accumulated amortization, of $34.3 million. The resulting amortization expense will have a significant impact on our net income for the foreseeable future. Depreciation and amortization expense was $18.2 million and $4.7 million on a pro forma basis for the year ended December 31, 1998 and the three months ended March 31, 1999, respectively, ($17.1 million and $4.3 million of which was attributable to amortization of these management and lease contracts).

WE COMPETE FOR THIRD-PARTY HOTEL MANAGEMENT AGREEMENTS AND RELATED BUSINESS

We compete for third-party hotel management agreements with international, national, regional and local hotel management and franchise companies. We compete with these companies on factors such as relationships with hotel owners and investors, access to capital, financial performance, contract terms, name recognition, marketing support and the willingness to provide funds in connection with new management arrangements. Many of our competitors have substantially greater financial resources and better name recognition than we do. In order for us to expand our hotel management business, we may be required to offer more attractive terms to hotel owners than those contained in our existing management agreements and we may be required to make debt or equity investments in hotel properties. We currently have limited capital available to make such investments and, therefore, we may be required to obtain financing to provide the necessary funds. We cannot assure you that we will be able to obtain such financing on commercially reasonable terms.

THIRD-PARTY HOTEL OWNERS ARE NOT REQUIRED TO USE THE ANCILLARY SERVICES WE
PROVIDE

In addition to traditional hotel management services, we offer to third-party hotel owners several ancillary services such as purchasing, project management, insurance and risk management. We received approximately 33.7% and 29.3% of our 1998 and three months ended March 31, 1999 pro forma management and related fees, respectively, from the provision of these services. Our management contracts do not obligate third-party hotel owners to utilize these services, and the failure of a substantial number of third-party hotel owners to utilize these services could adversely affect our overall revenues.

OUR LEASE ARRANGEMENTS SUBJECT US TO RISKS

PAYMENT OF RENT IS UNCONDITIONAL. We lease 78 hotels, including 77 which are leased from Equity Inns Partnership, L.P. Rent payments under the leases are comprised of minimum base rent, which is fixed, and incentive rent, which fluctuates in relation to the leased hotels' revenues. In some cases, income from operations from a particular hotel may be insufficient to pay the rent on the hotel. In such an event we would be obligated to provide the difference from other sources of cash. During 1998, nine of the hotels were unable to generate sufficient income to make rent payments, and we expended approximately $781,000 in rent in respect of such hotels. During the three months ended March 31, 1999, 36 of the hotels were unable to generate sufficient income to make rent payments, and we expended approximately $1.7 million in rent in respect of such hotels.

PERFORMANCE STANDARDS. We are subject to performance standards with respect to the leased hotels, including requirements to maintain (i) room revenue per available room and expenditures to within specified percentages of the amounts targeted in the hotels' operating budgets and (ii) continuity in management personnel at the hotels. If we fail to meet the performance standards, we would be in default under the leases, and the leases could be terminated by either party.


PLEDGE OF OUR EQUITY INTEREST IN A LESSEE. We must obtain the consent of third parties to release Patriot/ Wyndham and substitute Interstate as a guarantor of 25 of the Equity Inns leases. If we cannot obtain such consent, Patriot/Wyndham will remain the guarantor of such leases. We have agreed to indemnify Patriot/ Wyndham in the event that Patriot/Wyndham is required to make any payments in respect of its guarantees of these leases. In order to secure our indemnification obligation, we have agreed to pledge to Patriot/ Wyndham our equity interests in the entity which is the tenant under 23 of the leases. If we fail to make any required indemnity payments, Patriot/Wyndham could foreclose on our pledge and assume the lease position for these 23 hotels and potentially terminate us as manager.


NET WORTH COVENANT. We guarantee the 52 leases in respect of which Patriot/Wyndham is not the guarantor, and will become the guarantor of the remaining 25 leases if we obtain the third parties' consents to release Patriot/Wyndham. As guarantor, we are subject to a minimum net worth covenant. In the event that we are unable to maintain the required minimum net worth, we would be forced to either obtain a letter of credit or other third-party obligation in order to comply with the covenant. If we are unable to obtain credit upon such an event, we would be in breach of our guaranty of the leases and we would be prohibited from paying dividends or making other distributions to our shareholders.

WE DEPEND ON A SMALL NUMBER OF HOTEL OWNERS

We derived 49.9% of our 1998 pro forma net management fees and 60.0% of our three months ended March 31, 1999 pro forma net management fees from hotels owned by seven owners, none of which contributed more than 15% individually. Should any of these owners decide to terminate their relationship with us, our financial results would be negatively affected.

PATRIOT/WYNDHAM MUST OBTAIN THE CONSENT OF THIRD-PARTIES TO EFFECT THE SPIN-OFF

The franchisor of three of the hotels we lease and manage has the right to consent to the spin-off. Neither we nor Patriot/Wyndham has yet obtained this franchisors consent. If this consent is not obtained, the spin-off would constitute a breach of these three franchise agreements, and we could lose the right to lease and manage these three hotels.

OUR ABILITY TO EFFECT A CHANGE OF CONTROL IS LIMITED


The terms of the franchise agreements under which we operate most of our hotels contain provisions that may restrict, or require franchisor consent for, transactions resulting in a change of control of Interstate. In addition, Interstate Hotels, LLC's operating agreement provides that, in the event of a change of control of Interstate, Patriot is entitled to force the buyer (or us) to purchase, or we are entitled to force Patriot to sell, Patriot's 55% interest in Interstate Hotels, LLC. These provisions, together with our shareholder rights plan and the provisions of our charter providing for the staggering of the terms of the Class A Directors and the ability of our Board of Directors to issue preferred stock without stockholder consent, may discourage acquisition proposals, delay or prevent a change of control, and hinder the removal of incumbent directors. This may limit the price that investors might be willing to pay in the future for Interstate shares. See "Description of Capital Stock" for a more complete description of these charter and bylaw provisions.


WE ARE OBLIGATED TO SATISFY UNFUNDED CLAIMS UNDER OUR HEALTH AND WELFARE PLAN AND RELATED TRUST

We provide group insurance benefits to our employees under a self-insured health and welfare plan and related trust. Based on actuarial valuation studies, we attempt to estimate the amount of claims that will be incurred but not reported during a particular period and charge premiums in amounts sufficient to fund the anticipated claims. We are obligated to make up any deficiency between actual claims and the amount of premiums received.


In connection with the spin-off and the related transfer of hotels to either Patriot/Wyndham or Marriott, many of our current employees will become employees of Patriot/Wyndham or Marriott. Once such employees terminate their employment with us, they will no longer be included in our actuarial valuation studies. As such, the premiums we charge after their termination will not account for claims which may have been incurred by these employees while employed by Interstate but not reported until after they become employees of Patriot/Wyndham or Marriott. In such case, we will be responsible for satisfying the claims when reported. We have estimated the amount of these claims and included them in the financial statements contained in this Information Statement/Prospectus. We cannot assure you, however, that our estimates will be accurate, and we may be obligated to satisfy claims in amounts which exceed our estimates.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY

There is currently no public trading market for our shares. We cannot predict what the market price for our shares might be. Until an orderly trading market develops, the market price for our shares may fluctuate significantly. You should not view historical trading prices of shares of Old Interstate's (or Patriot/ Wyndham's) stock as a reflection of what the trading price of our shares might be. Following the spin-off, we will be significantly smaller than Old Interstate was prior to its merger with Patriot.


Some of the Patriot securityholders who receive Interstate shares in the spin-off may decide that they do not want to own these shares, and may sell their shares. We believe that some Patriot securityholders may not be interested in owning the stock of a comparatively smaller company which does not own a substantial amount of real estate. Additionally, we believe that a number of Patriot's current stockholders may be arbitrageurs or other short-term investors who do not intend to hold shares of a lodging company for the long term. Under the terms of the Marriott settlement, some of our larger stockholders will be contractually bound, under a Voting Agreement, to sell portions of their Interstate shares within one year after the spin-off in an attempt to reduce the holdings of Interstate shares by affiliates of Patriot/Wyndham to less than 9.9% of the outstanding Interstate shares by the first anniversary of the spin-off. These mandatory sales may depress the trading price of Interstate shares. The Voting Agreement is discussed in more detail on page 71.


THE HOTEL INDUSTRY INVOLVES RISKS

OPERATING RISKS. The hotels we operate are subject to all of the operating risks common to the hotel industry, such as:

     - overbuilding of hotels, and the corresponding oversupply of hotel rooms, in a particular geographic area. In Florida, for example, where 12.4% of the hotel rooms which we manage are located, there was a 3.8% increase in the supply of hotel rooms during 1998 with no change in demand for hotel rooms over the same period. In California, where 13.8% of the hotel rooms which we manage are located, there was a 1.4% increase in the supply of hotel rooms during 1998 but only a corresponding 0.9% increase in demand for hotel rooms over the same period;

     - changes in travel patterns due to increases in travel expenses and other factors; and

     - changes in national, regional and local economic conditions.

All of these risks could adversely affect our average occupancy and average daily room rates. Such effects on average occupancy and average daily room rates could reduce our revenues since our management fees are calculated as a percentage of revenues and profits of hotels.

COMPETITION. Each of the hotels that we manage or lease competes with the other hotels in its geographic area. Additional hotel rooms have been or may be built in many of the geographic areas in which we manage or lease hotels, which could adversely affect our average occupancy and average daily room rates in these areas. In addition, the overall supply of hotel rooms in the United States as a whole has increased substantially over the past several years. All of the hotels that we operate face competition on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.

GOVERNMENT REGULATION. As a hotel management company, we are subject to extensive governmental regulation, including laws which relate to the licensing of hotels and restaurants, the preparation and sale of food and beverages, the adaptation of public accommodations for use by the disabled, general building and zoning requirements and the disposal of hazardous waste. We are also subject to laws relating to our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Although third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of the hotels we manage, including compliance with laws (including environmental laws), we may be contingently liable for liabilities for which we do not maintain insurance, including claims arising under the Americans With Disabilities Act of 1990.

OUR FOREIGN HOTELS EXPOSE US TO RISKS

Five of the hotels we manage are located in Canada and Russia. These hotels accounted for 10.7% of our 1998 pro forma net management fees and 9.3% of our three months ended March 31, 1999 pro forma net management fees. Interstate Hotels, LLC is amortizing, over a five year period, costs incurred in obtaining the management contracts on the three hotels located in Russia. Current unamortized costs amount to $1.7 million. If our contracts are terminated, the unamortized costs would become due from the owner of these hotels. In addition, pursuant to the management contracts for the three hotels located in Russia, Interstate Hotels, LLC agreed to fund loans to the hotel owners. Interstate Hotels, LLC has loans outstanding in the amount of $3.5 million to these owners and currently is obligated to fund up to an additional $186,000 in aggregate. We cannot be certain of the effect that changing political climates and economic conditions could have on hotel operations in such countries and on our ability to collect on our loans to third-party owners in Russia.

WE DEPEND ON FRANCHISORS

Most of the hotels we manage, lease or for which we perform related services are operated under franchise licenses, including franchise licenses for the AmeriSuites, Colony, Comfort Inn, Courtyard by Marriott, Embassy Suites, Fairfield Inn by Marriott, Hampton Inn, Hilton, Holiday Inn, Homewood Suites, Marriott, Radisson, Residence Inn by Marriott, Sheraton and Westin brands. Any significant decline in the reputation of any of our franchisors could adversely affect our results of operations.

OUR BUSINESS IS CONCENTRATED IN A SINGLE INDUSTRY

Our business is almost entirely hotel related. In the event of a general downturn in the hotel industry, the adverse effect on us may be greater than on a more diversified company with assets or activities outside of the hotel industry.

WE WILL INITIALLY HAVE LIMITED FINANCIAL RESOURCES

Following the spin-off, we may have difficulty obtaining financing on favorable terms because our asset base will be smaller than Old Interstate's was prior to its merger into Patriot and we will not initially own any hotels to provide collateral for such financing. Accordingly, we will not necessarily be able to rely on Old Interstate's or Patriot's prior relationships with lenders.

WE RELY ON KEY PERSONNEL

We will be dependent on the efforts of our senior management team. Our future success and our ability to manage future growth depends in large part on the efforts of our senior management and on our ability to attract and retain these key executives and other qualified personnel. Competition for such personnel is intense, and we cannot assure you that we will succeed in attracting and retaining such personnel.

HOTEL INVESTMENT AND DEVELOPMENT ACTIVITIES INVOLVE RISKS

We expect to make investments in hotels in the future, and these hotels may fail to perform in accordance with our expectations. We also may develop new hotels selectively. New project development is subject to risks such as market or site deterioration after acquisition and the possibility that regulatory approvals, inclement weather, labor or material shortages, work stoppages and the lack of continued availability of construction or permanent financing may lead to construction delays or cost overruns. We cannot be sure that we will be able to successfully integrate these new hotels into our existing operations or that these new hotels will achieve revenue and profitability levels comparable to our existing hotels.

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

WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR PLAN FOR GROWTH

We intend to pursue a growth-oriented business strategy focusing primarily on adding significantly to our hotel portfolio. Our ability to pursue new growth opportunities successfully will depend on a number of factors, including our ability to:

     - identify suitable growth opportunities;

     - finance acquisitions;

     - integrate new contracts into our operations;

     - adapt to competition; and

     - access sufficient capital on commercially reasonable terms.

We cannot assure you that our systems, procedures and controls, and management, financial and other resources will be adequate to support such expansion.

OUR REAL ESTATE OWNERSHIP, LEASING AND INVESTMENT ACTIVITIES EXPOSE US TO RISKS


At May 15, 1999, we operated 78 hotels under leases, 77 of which were long-term leases. As of the spin-off, we will own equity interests representing in the aggregate an approximate 50.3% non-controlling interest in The Charles Hotel Complex, although Patriot/Wyndham has entered into an agreement to sell those interests. We also intend to make investments in hotels, which will subject us to risks generally related to owning or leasing real estate, such as:


     - changes in national, regional and local economic conditions;

     - local real estate market conditions;

     - changes in interest rates and in the availability, cost and terms of financing;

     - liability for long-term lease obligations;

     - the potential for uninsured casualty and other losses;

     - the impact of environmental legislation and compliance with environmental laws; and

     - adverse changes in zoning laws and other regulations.

In addition, real estate investments in general are relatively illiquid, which could limit our ability to adapt the portfolio of hotels we may own or lease in response to changes in economic and other conditions.

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

                              RECENT DEVELOPMENTS


SETTLEMENT OF EQUITY INNS DISPUTE


We were engaged in a dispute with Equity Inns Partnership, L.P. regarding, among other matters, the status of leases for 77 hotels we lease from Equity Inns or its affiliates. The principal issue in the dispute was whether we or Equity Inns were responsible for funding capital improvements required under the property improvement plans which were issued, as a result of Patriot's merger with Old Interstate, by franchisors under whose brand names we operate the leased hotels. We recently settled this dispute and entered into a consolidated amendment to our lease agreements and master agreement with Equity Inns. Under the terms of the consolidated amendment:

     - We have agreed to nominate and recommend one appointee of Equity Inns to our initial Board of Directors.

     - Equity Inns acknowledged that we are not responsible for funding the capital improvements required under the property improvement plans issued as a result of the Patriot/Old Interstate merger.

     - Equity Inns' obligation to offer us the right to lease and manage any hotel property acquired or developed by Equity Inns prior to November 2001 has been extinguished with the exception of two listed hotels.

     - Our obligation to offer Equity Inns the option to acquire all mid-scale, upper economy, economy or budget hotels which we develop and sell prior to November 2001 has been extinguished.

     - We have granted to Equity Inns a right of first offer in the event we desire to sell all of the leases or 75% or more of the direct equity interests in all of the lessees.

     - Patriot/Wyndham, which had guaranteed all of the leases, has been released from its guarantees on a majority of the leases and, upon receipt of third-party consents, will be released from the remainder of its guarantees.

     - We have agreed to indemnify Patriot/Wyndham in the event Patriot/Wyndham is required to make any payments in respect of the lease guarantees under which it remains liable and, in order to secure our indemnification obligation, we will pledge to Patriot/Wyndham our equity interests in one of the lessees.

     - As guarantor of the leases, we are subject to a minimum net worth covenant.

     - We are subject to performance standards with respect to the leased hotels, including requirements to maintain (i) room revenue per available room and expenditures to within specified percentages of the amounts targeted in the hotels' operating budgets and (ii) continuity in management personnel at the hotels. In the event that we fail to meet these performance standards, either we or Equity Inns may terminate the applicable lease without penalty.

     - Equity Inns agreed to enter into a long-term lease for a hotel we currently operate under a short-term management contract, and we agreed to terminate a short-term management contract for a separate Equity Inns hotel.

     - We made a one-time additional incentive rent payment (funded by Patriot/Wyndham) for the 1999 lease year in the amount of $2.0 million to Equity Inns.

     - As guarantor of the leases, we agreed that, so long as either we fail to meet the minimum net worth covenant or there is a monetary default under any lease, we will not be permitted to declare or pay dividends or other distributions.

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

PROPOSED SALE OF EQUITY INTERESTS IN THE CHARLES HOTEL

In connection with the spin-off, Patriot/Wyndham intends to contribute to us several equity interests relating to The Charles Hotel Complex in Cambridge, Massachusetts, consisting of:

- A general partnership interest in the manager of The Charles Hotel; and

- The general partnership interest and a limited partnership interest in Intercarp Limited Partnership, which is a general partner in the managing general partner of the ground lessee of The Charles Hotel Complex.

Patriot/Wyndham and we have reached an agreement under which the partnership interests in Intercarp Limited Partnership will be sold to another limited partner in Intercarp Limited Partnership or its assignee. Interstate Hotels, LLC will receive an aggregate purchase price for this sale of $19.25 million, consisting of $13.5 million in cash and $5.75 million in the form of a secured non-recourse promissory note. The $5.75 million secured promissory note is a three year note which pays interest only (at a rate of 10% annually) until the maturity date. All proceeds from this promissory note, including interest payments and repayments of principal, will be distributed by Interstate Hotels, LLC to us. Patriot/Wyndham will not receive any distributions from Interstate Hotels, LLC in respect of this promissory note.


After the spin-off and the sale, Interstate Hotels, LLC will continue to manage The Charles Hotel through Cambridge Hotel Associates, the manager of The Charles Hotel, in which it has a general partnership interest. In connection with the sale, however, the management agreement under which Cambridge Hotel Associates manages The Charles Hotel will be amended to include terms generally similar to the existing agreement, but for a new ten year term. In exchange for the extension of the term to ten years, Interstate Hotels, LLC will receive a lower portion of the management fees payable to Cambridge Hotel Associates. On a pro forma basis for the year ended December 31, 1998, the management fees would equal $1.2 million (rather than the $1.5 million Interstate Hotels, LLC earned in 1998 under the existing arrangements). Also in connection with the extension of the management agreement term, Interstate has agreed to make a $2.5 million unsecured loan to the owner of The Charles Hotel. This loan will bear interest at 10% and mature in three years. We expect that these transactions will be consummated in the third quarter of 1999.



The sale of the partnership interests in Intercarp Limited Partnership and the amendment to the management agreement are subject to the receipt of the consent of the existing lender to The Charles Hotel Complex. This required consent has not yet been obtained, and we cannot assure you that we will be able to obtain such consent. In addition, we cannot assure you that the proposed sale will be consummated. In the event that the proposed sale of The Charles Hotel Complex is not consummated, Patriot would be required to contribute to Interstate Hotels, LLC $11.3 million, less any amounts received by Interstate from the buyer, such as liquidated damages. If we subsequently agree to sell The Charles Hotel Complex within one year of the spin-off date, we would be required to remit the proceeds to Patriot up to the amount Patriot paid to us.

                                  THE SPIN-OFF

BACKGROUND OF THE SPIN-OFF

On December 2, 1997, Patriot/Wyndham and Old Interstate entered into a merger agreement providing for the acquisition of Old Interstate by Patriot/Wyndham. Before signing the Old Interstate merger agreement, Patriot negotiated with Marriott a non-binding letter of intent which outlined the terms of a proposed agreement which was intended to address Marriott's concerns regarding the acquisition of their largest franchisee by a competitor, Patriot/Wyndham. Despite lengthy and intensive negotiations, Patriot/Wyndham and Marriott were not able to reach a definitive agreement prior to the planned closing of the Old Interstate merger and Marriott filed suit seeking to block the merger. Marriott obtained a preliminary injunction against the merger pending a trial on its claims.

Following entry of the preliminary injunction against the Old Interstate merger, the parties began simultaneously to prepare for trial and to negotiate a settlement. An agreement for settlement was reached on May 27, 1998, allowing the Old Interstate merger to close on June 2, 1998.

The principal focus of the settlement agreement is a set of arrangements designed to prevent Patriot/ Wyndham from having a direct operational relationship with Marriott or any Marriott branded hotels. For example, the settlement agreement provides that nine of the Marriott hotels which were owned by Old Interstate will be converted to the Wyndham brand and ten other Marriotts previously owned by Old Interstate will convert to Marriott management. The other major component of the settlement agreement is the spin-off, which addresses the Marriott hotels and other hotels which were managed or leased by Old Interstate on behalf of their third-party owners. Patriot/Wyndham agreed to separate this business from the rest of Old Interstate's hotel operations and spin it off as a new, publicly traded company. Patriot/Wyndham agreed with Marriott that each would initially own four percent of the outstanding shares of the new company and that the remaining 92% would be distributed to Patriot's shareholders.


The settlement agreement, including the terms of the spin-off, was approved by special committees of the Boards of Directors of Patriot and Wyndham. The special committees recognized that the spin-off would be taxable to you based on the fair market value of the Interstate shares distributed to you on the date of the spin-off with respect to your Patriot common stock. However, the special committees believed that the benefits of the spin-off, and the related closing of the Old Interstate merger, outweighed any negative tax consequences to you from the spin-off.



Based on information we have received from Patriot, we have estimated the value of the Interstate shares you will receive in the spin-off to be $7.05 per share. The final value of the spin-off distribution cannot be determined until after the distribution is completed. We will make a public announcement of the amount of the distribution promptly after it is determined and will furnish to you the required IRS information as early as we can so that you can complete your tax returns.



The actual trading value of the Interstate shares may be higher or lower than the estimated value and will depend on many factors. Until an orderly trading market develops, the market price for the Interstate shares may fluctuate significantly. Please obtain current market quotations prior to deciding whether to purchase or sell Interstate shares.



DISTRIBUTION OF INTERSTATE SHARES



Each holder of Patriot securities as of the close of business on June 7, 1999 will receive one Interstate share for every 30 Patriot securities he or she owns.



In anticipation of the spin-off, immediately following the Old Interstate merger Patriot/Wyndham contributed to Interstate a 35% interest in Interstate Hotels, LLC, the entity holding Old Interstate's third-party hotel management business. The remaining 65% interest was contributed to a subsidiary owned 99% by Patriot and 1% by Wyndham. Patriot and Interstate have since adjusted their respective ownership percentages to the current 55% and 45% levels.



Patriot/Wyndham has entered into forward equity contracts with three counterparties. Patriot/Wyndham is required to settle these forward equity contracts either in cash or by issuing to the counterparties additional paired shares of their common stock in lieu of cash. As of May 15, 1999, the counterparties held 13,520,764 paired shares of Patriot/Wyndham. In addition, Patriot/Wyndham has issued an additional 83,655,233 of their paired shares as collateral in connection with the forward equity contracts.



In the spin-off, Interstate shares will be distributed in respect of both the paired shares held by the counterparties and those shares issued by Patriot/Wyndham as collateral. The counterparties have agreed to return to Patriot/Wyndham all shares of Interstate that they receive in the spin-off, however, in exchange for adjustments to the forward equity contract arrangements. Patriot/Wyndham will immediately return all such shares to Interstate for cancellation.



Thus, while 8,817,968 shares are being registered with the Commission in connection with the spin-off, we anticipate that 3,239,200 of these shares (based on the number of Patriot securities held as of May 15, 1999 by and on behalf of the counterparties) will immediately be returned by the counterparties and cancelled. As a result, we expect that only 6,063,878 Interstate shares (including 242,555 shares owned by Patriot/ Wyndham and 242,555 shares to be purchased by Marriott) will remain outstanding after giving effect to these transactions.


We will not issue fractional shares in the spin-off. The distribution agent will distribute cash to you in lieu of such fractional shares.

DISTRIBUTION AGREEMENT


We intend to enter into a Distribution Agreement with Patriot on or before the date of the spin-off. The Distribution Agreement is intended to allocate assets and liabilities between Interstate and Patriot and to ease our transition from a subsidiary of Patriot to an independent publicly traded company.



The Distribution Agreement will outline the principal arrangements between Interstate and Patriot related to the spin-off. The Distribution Agreement will obligate us to indemnify Patriot for liabilities arising out of or related to our assets (including assets contributed and to be contributed to us by Patriot). This indemnification will apply to liabilities arising both before and after the spin-off. Patriot will provide similar indemnification to us in respect of liabilities arising out of the assets which it retains.


The Distribution Agreement will also provide that Patriot will generally be responsible for the tax liabilities and be the beneficiary of the tax benefits arising out of our operations prior to the spin-off.

ALLOCATION OF SHARED EXPENSES


The amended and restated limited liability company agreement of Interstate Hotels, LLC contains provisions designed to allocate between Interstate Hotels, LLC and Interstate those costs and expenses relating to services provided by one party in whole or in part for the benefit of the other. Such costs and expenses will be allocated between Interstate Hotels, LLC and Interstate based on generally accepted accounting principles, on the basis of which party benefited from the expenditure. To the extent that the allocation of any such costs and expenses, including general and administrative expenses, cannot be fairly apportioned, Interstate Hotels, LLC and Interstate will allocate such costs and expenses based upon their respective gross revenues, so that each party's profit margins are substantially the same for similar services.

DISTRIBUTION AGENT


The distribution agent for the spin-off will be American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York 10005 (Telephone: (800) 937-5449). You may contact them if you have any questions regarding delivery of your Interstate shares and cash in lieu of fractional shares in the spin-off.


FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF

The following discussion summarizes the material United States federal income tax consequences of the spin-off to you. We have not attempted to comment on all United States federal income tax consequences of the spin-off that may be relevant to you. We based this summary upon current provisions of the tax code, existing temporary and final treasury regulations, and current administrative rulings and court decisions, all of which are subject to change, possibly on a retroactive basis. The IRS could disagree with our summary of these provisions. We do not intend to obtain a private letter ruling regarding the spin-off from the IRS or any other taxing authority.


Our discussion below is for general information only, and is not intended to provide legal or tax advice to any particular holder of Interstate shares. The discussion may not apply to particular stockholders who are subject to special treatment under the tax code, such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations and non-U.S. stockholders. You should consult your personal tax advisor to determine the specific tax consequences to you of the spin-off, including any state, local or other tax consequences, in light of your particular investment circumstances.


PATRIOT'S STATUS AS A REIT. Patriot has conducted business and continues to conduct business in a manner designed to permit it to qualify as a REIT under the Internal Revenue Code of 1986, as amended. On March 1, 1999, Patriot announced that it had signed an agreement with an investor group, including affiliates of Thomas H. Lee Equity Fund IV, L.P., Apollo Real Estate Management III, L.P., Apollo Management IV, L.P., Beacon Capital Partners, L.P., and Rosen Consulting Group, providing for an equity investment of up to $1 billion in Wyndham. In connection with this investment, Patriot would become a subsidiary of Wyndham, and convert from a REIT to a C corporation. The consummation of this investment is subject to numerous conditions, including approval by Patriot shareholders. If this investment is consummated in 1999 following the spin-off, Patriot's REIT status would be retroactively terminated effective January 1, 1999. Therefore, the following discussion describes the federal income tax consequences of the spin-off assuming that Patriot is a C corporation at the time of the spin-off and, in the event that the equity investment does not occur and Patriot retains its REIT status, assuming that Patriot qualifies as a REIT at the time of the spin-off.


TAX CONSEQUENCES OF THE SPIN-OFF TO PATRIOT. Upon consummation of the spin-off, Patriot will recognize taxable gain equal to the difference between the fair market value of the Interstate shares distributed and Patriot's tax basis in such shares. Based on information provided by Patriot, we currently estimate that the amount of gain will be less than $5.0 million. This amount is based on an estimate that the fair market value of the Interstate shares that Patriot will distribute will be $39.3 million in the aggregate. However, the final value of the Interstate shares cannot be determined until after the spin-off is completed. In addition, the determination of the amount of gain is a factual issue that is subject to challenge by the IRS.



Patriot will recognize this taxable gain regardless of whether it is a C corporation or a REIT as of the date of the spin-off. If Patriot qualifies as a REIT as of such date, Patriot will be subject to tax at the highest regular corporate rate applicable, pursuant to Treasury Regulations not yet promulgated, to the extent of the "built-in-gain" of Interstate's assets at the time of the Old Interstate merger. Such tax will apply to Patriot as a REIT because the assets of Interstate were acquired on a tax-free basis by a REIT from a C corporation. In determining the amount Patriot must distribute annually to shareholders in order to maintain REIT qualification, Patriot will take into account the excess of the amount of recognized built-in-gain over the amount of tax paid. The value of the Interstate shares distributed to Patriot shareholders will apply towards the annual distribution requirement.



RECEIPT OF INTERSTATE SHARES. If you receive Interstate shares with respect to your shares of Patriot common or preferred stock, or your shares of Wyndham preferred stock, the spin-off will be taxable to you for federal income tax purposes based on the fair market value of the Interstate shares (and cash in lieu of fractional shares) you receive as of the date of the spin-off to the extent paid out of earnings and profits, as described below. You will acquire an initial tax basis in your Interstate shares equal to their value on the date of the spin-off, and your holding period for such shares will begin on such date.



With respect to distributions to holders of Patriot stock, assuming that Patriot qualifies as a REIT, distributions such as the spin-off made to Patriot's shareholders out of Patriot's current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account as ordinary income. If Patriot is a C corporation as of the date of the spin-off, these distributions made to Patriot's corporate shareholders may be eligible for the dividends-received deduction. However, if Patriot qualifies as a REIT as of such date, such distributions made to Patriot's corporate shareholders will not be eligible for the dividends-received deduction. Regardless of whether Patriot is a C corporation or a REIT as of the date of the spin-off, any amount of the distribution in excess of earnings and profits will first reduce your tax basis in your Patriot stock and then will be taxable to you as capital gain. The characterization of the distribution as a dividend will depend on the amount of Patriot's current and accumulated earnings and profits allocable to the distribution, which cannot be determined with certainty at this time. However, we expect that a portion of the distribution may be in excess of earnings and profits. If Patriot qualifies as a REIT as of the date of the spin-off, Patriot's ability to designate the distribution of Interstate shares as a capital gain distribution may be limited and will depend on a variety of factors, and we cannot be sure that the distribution will be so designated.



Based on information we have received from Patriot, we have assigned an estimated value of $7.05 per share to the Interstate shares, but the final value of the spin-off distribution cannot be determined until after the distribution is completed. Patriot will provide to you the information necessary to determine the amount and character of the distribution to you, and Patriot will report the amount received by you to the IRS. We cannot be sure that the IRS or any court will agree that the amount received by you is equal to the amount determined by Patriot. If the IRS were to challenge the value or character of the distribution reportable by you on your federal income tax return, you would have to bear the expense and effort of defending against or otherwise resolving such challenge.



Different rules will apply if you receive Interstate shares with respect to Wyndham preferred stock or interests in the Patriot or Wyndham operating partnerships. A distribution of Interstate shares with respect to your Wyndham stock will be taxable as a dividend to the extent made out of Wyndham's current or accumulated earnings and profits, and will generally be eligible for the dividends-received deduction for corporations. A distribution in excess of Wyndham's current and accumulated earnings and profits will first reduce the tax basis of your Wyndham stock and then will be taxable to you as capital gain.



If you receive a distribution of Interstate shares with respect to your interest in the Patriot or Wyndham operating partnership, then under the rules applicable to distributions by partnerships of marketable securities, you will generally be treated as if you received a cash distribution equal to the value of the Interstate shares distributed, and you will recognize gain to the extent that the value of the distributed shares, plus any cash received in lieu of fractional shares, exceeds your basis in your partnership interest immediately before the distribution. Your basis in the Interstate shares will be equal to their fair market value on the date of the distribution, and your basis in your partnership interest will generally be reduced, but not below zero, by the fair market value of the Interstate shares.

BACKUP WITHHOLDING. Patriot generally will be required to withhold 31% of the Interstate shares to be distributed to you with respect to Patriot or Wyndham stock if (i) you fail to furnish or certify a taxpayer identification number to Patriot, (ii) the IRS notifies Patriot that the taxpayer identification number furnished by you is incorrect, (iii) the IRS notifies Patriot that you have underreported interest and/or dividend income, or (iv) you fail to certify to Patriot that you are not subject to withholding for underreporting interest or dividend income. Any amounts withheld from you under these backup withholding rules will be allowed as a credit against your federal income tax liability or as a refund.

                                    BUSINESS

GENERAL

We are one of the largest independent hotel management companies in the United States based on total portfolio hotel revenues, number of guestrooms and number of properties managed. Following the spin-off, we will control and have a 45% economic interest in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior to its merger into Patriot. Since all of the assets being contributed to us by Patriot/Wyndham in connection with the spin-off will be owned by Interstate Hotels, LLC, our shareholders will only be entitled to 45% of any economic benefit deriving from this business. Interstate Hotels, LLC will operate 169 hotels containing approximately 31,500 rooms. Interstate Hotels, LLC will manage, lease or perform related services for hotels in all market segments. Its hotels are geographically dispersed in 37 states in the United States, and in Canada, the Caribbean and Russia. Interstate Hotels, LLC will operate these hotels under a variety of major brand names, including AmeriSuites, Colony, Comfort Inn, Courtyard by Marriott, Embassy Suites, Fairfield Inn by Marriott, Hampton Inn, Hilton, Holiday Inn, Homewood Suites, Marriott, Radisson, Residence Inn by Marriott, Sheraton and Westin. Following the spin-off, in addition to conducting Old Interstate's former third-party hotel management business through our 45% interest in Interstate Hotels, LLC, we will own equity interests in The Charles Hotel Complex. Patriot/Wyndham has entered into a contract to sell our equity interests in The Charles Hotel Complex (other than our general partnership interest in the manager of The Charles Hotel) shortly after the spin-off. Patriot/Wyndham will assign its rights under this contract to us in connection with the spin-off. To facilitate the management of our diverse portfolio of hotels, we have divided the hotels into two separate operating divisions--Interstate, which operates luxury and upscale hotels, and Crossroads, which operates mid-scale, upper economy and budget hotels.

As part of our business strategy, we plan to pursue future opportunities to manage or lease hotels on behalf of third-party owners as well as other business opportunities, such as selective hotel investments and the formation of strategic alliances. Any new business will be managed, leased or owned directly by us, not through Interstate Hotels, LLC. Because we have an agreement with Interstate Hotels, LLC that prevents it from expanding its business beyond its existing contracts, you will have the full economic benefit of any new business we acquire, even business we obtain through relationships with the owners of hotels currently managed by Interstate Hotels, LLC. We intend to attract future business both through our existing relationships with third-party owners and through the development of relationships with additional third-party owners.

Our senior management team consists of our Chief Executive Officer, Thomas F. Hewitt, who has more than 30 years of experience in the hospitality industry, and former Old Interstate executive officers who, together with Mr. Hewitt, have an average of 24 years of experience in the hospitality industry. In addition, we employ substantially all of Old Interstate's employees who were a part of Old Interstate's third-party hotel management business. We intend to capitalize on this extensive experience, together with our corporate infrastructure and the diversity of our portfolio of hotels, to obtain future third-party hotel management contracts and take advantage of other hotel-related opportunities.

BACKGROUND

Old Interstate was founded in 1961 to own and operate a single motor lodge in northwestern Pennsylvania. Throughout the 1960s and 1970s, Old Interstate built a portfolio of hotel management contracts and developed its reputation as an experienced hotel management company. In the late 1980s and early 1990s, Old Interstate continued to aggressively pursue third-party hotel management opportunities at a time when financial distress existed within the hotel industry. By providing experienced hotel management to hotel owners, many of which were financial institutions which had assumed ownership of hotels through foreclosure, Old Interstate was able to rapidly expand its portfolio of managed hotels during this time period. During the five years prior to Old Interstate's merger with Patriot, Old Interstate continued to expand its management portfolio while it pursued a growth strategy focused largely on acquiring and investing in hotels and hotel leaseholds, as a result of management's belief that the real estate market was appreciating rapidly and that significant value could be created through the ownership of hotel assets. During this time period, Old Interstate completed an initial public offering, the acquisition of controlling interests in 40 hotels, the development and construction of four limited-service hotels and the acquisition of the hotel management and leasing business affiliated with Equity Inns, Inc.

BUSINESS AND GROWTH STRATEGY

We intend to pursue two core business strategies to take advantage of opportunities in the lodging industry: (i) improving investment value for hotel owners by increasing the revenues and the profitability of the hotels we operate for them; and (ii) expanding our hotel portfolio by adding new management contracts and long-term hotel operating leases, selectively investing in hotels and forming strategic alliances with real estate partners to increase the range of hotel investment and management opportunities available to us.

IMPROVING INVESTMENT VALUE FOR HOTEL OWNERS. Because our profits from hotel management contracts and leases are generally based on the revenues and profitability of our hotels, our financial interests are aligned with those of the owners of the hotels we operate. Our ongoing system of investigation, prioritization and immediate action is designed to ensure that we maintain high quality facilities and customer service at the hotels we operate while implementing effective cost controls. In addition, we provide incentives to regional and general managers to achieve revenue and operating goals at the hotels for which they are responsible. We believe these measures, in turn, will provide greater value for our hotel owners.

EXPANDING HOTEL PORTFOLIO. We plan to expand our hotel portfolio through implementing the following principal strategies:

     ADDITION OF NEW HOTEL MANAGEMENT AGREEMENTS AND LONG-TERM OPERATING
LEASES. Through the efforts of our business development staff, we seek to add new hotel management agreements and long-term hotel operating leases that are suitable for integration into our portfolios. We intend to capitalize on Old Interstate's historical relationships with institutional hotel investors and franchisors and its reputation for integrity, its track record of delivering superior financial returns for hotel owners and investors and its willingness to structure key terms of hotel management agreements and leases to satisfy hotel owner objectives.


There has been a recent increase in new hotel construction activity which we hope will provide us with third-party hotel management opportunities. New hotels are often built by developers and institutional investors who do so for purposes of real estate investment and who often lack hotel management expertise. These types of developers typically look to third-party management companies such as Interstate to manage their hotels.


We intend to continue to operate hotels in multiple segments of the lodging industry, which we believe will increase our opportunities to compete for new hotel management agreements and long-term operating leases. While we will participate in each segment of the lodging industry, we believe that the greatest opportunities for expansion exist in the luxury and upscale segment.

We hope that our existing relationships with owners outside the United States and our experience in managing their hotels will lead to other international management opportunities. We believe that our international management experience will position us to take advantage of growing opportunities in the international hotel market and enhance our reputation both internationally and domestically.

     SELECTIVE HOTEL INVESTMENTS. We intend to make strategic investments in hotel properties with business partners or through equity contributions or secured loans. We may selectively make strategic investments in order to achieve high returns on capital and to secure new management contracts. We believe that our in-house management expertise, as well as our extensive hotel, real estate and finance industry contacts, will facilitate our ability to identify, evaluate and negotiate potential hotel investment opportunities. We may selectively participate in the development of new hotels in the future when we believe the competitive environment favors such development.

     STRATEGIC ALLIANCES. In the past, Old Interstate aligned itself with institutional investors, such as Blackstone Real Estate Advisors, L.P., and REITs, such as Equity Inns. These strategic alliances provided to Old Interstate opportunities to acquire and invest in hotels and hotel leaseholds, obtain new management contracts and acquire small hotel management companies with proportionally smaller capital investments. In light of Old Interstate's success with these alliances and our belief that we can significantly grow our management business through hotel and real estate investments, we will seek to form these types of alliances in the future.

COMPETITION

The hotel management industry is highly competitive. We compete for both limited-service and full-service third-party hotel management contracts and leaseholds with several hundred companies, including international, national, regional and local franchise companies and independent hotel management companies. Within the highly fragmented limited-service hotel management industry, we compete with a large and diverse group of competitors including hotel franchise companies, owner-operators, and a number of independent operators. Within the full-service hotel management industry we compete with a smaller number of more experienced competitors, primarily consisting of franchise companies and independent full-service operators. In both industry segments, we compete on such factors as relationships with hotel owners and investors, access to capital, financial performance, contract terms, brand name recognition, marketing support and the willingness to make debt or equity investments in connection with new management arrangements. In addition, strategic alliances between hotel owners, including REITs, and our competitors within the hotel management industry limit the number of management contracts available to us.

Each of the hotels we operate competes with other hotels in its geographic area. Like the hotel management business, the lodging industry, in general, is highly competitive. The supply of hotel rooms in the United States has increased substantially over the past several years, and we expect that it will continue to grow. The hotels we operate will compete with other hotels on factors such as room rates, quality of accommodations, name recognition, service levels, convenience of location and the quality and scope of other amenities including food and beverage facilities.

In addition to the factors on which we compete discussed above, we encounter competitive disadvantages, including the facts that


     - our relationships with hotel owners have been disrupted by Old Interstate's merger with Patriot, the lengthy and intensive negotiations regarding the Marriott settlement, the consideration of possible alternatives to the spin-off including the private sale of Interstate to a third party, and the preparations for the spin-off;


     - unlike hotels operated by many of the franchisors with whom we compete, the branded hotels we operate must pay a franchise fee in addition to our management fee; and

     - we generally will have less access to capital than larger companies and companies that own a substantial amount of real estate.

OPERATIONS

We provide a wide variety of services to our hotels. We offer specialized support services, such as purchasing, project management and insurance and risk management services as well as those services traditionally provided by other major hotel operating companies, such as sales and marketing support, rooms services, food and beverage services, human resources and training programs, financial planning and reporting, management information systems, engineering services and legal support.

Our services are provided by hotel associates who we employ and who are trained and supported by our experienced corporate personnel. We provide most of these services in consideration of the management fees payable to us, which are based upon a percentage of gross revenues and/or operating profits. Hotel owners are generally responsible for all operating expenses, capital expenditures and working capital requirements related to the hotels we manage. We earn incremental revenues from third-party owners for services such as purchasing, project management and insurance and risk management services. The following is a brief description of the services we generally provide to our hotels:

PURCHASING. We assist our hotels with purchases of a wide variety of goods and services, including perishable food, consumable supplies, dry goods, linens, cable television systems, audio-visual services, telephone systems, advertising agency services, independent marketing services, consulting services, printing services, furniture, fixtures and equipment. Our purchasing service is a key element of our operating system and our ability to improve the profitability of our hotels. We offer our purchasing services at a fee based on merchandise value.

PROJECT MANAGEMENT. We assist and advise our hotels on all aspects of renovation and construction projects, including design, budgeting, scheduling, purchasing, systems, materials and contracting. We are actively involved in each stage of a project, from planning through completion of construction. The project management services we provide are offered on a contracted fee basis.


INSURANCE AND RISK MANAGEMENT. Through our subsidiary, Northridge Insurance Company, we offer our hotels reinsurance and risk management services. We purchase insurance from major insurance carriers at attractive rates due to our high volume purchasing and the excellent claims history we inherited from Old Interstate. We then provide our hotels the opportunity to participate in the policy at prices and coverages that we believe are more advantageous than third-party hotel owners could otherwise obtain. Northridge also provides direct insurance coverage to Interstate in connection with its self-insured health care program. In conjunction with our risk management services and in order to minimize our operating liabilities, we set policies regarding the standards of operation to which all of our hotels and their employees must adhere.


SALES AND MARKETING SUPPORT. We provide our hotels with traditional sales and marketing support, as well as customized assistance, to identify and attract potential business, leisure and convention guests. We employ a systematic approach toward identifying and targeting segments of demand for our hotels in order to maximize market penetration. We support the local sales efforts of our hotels with corporate sales executives who develop new marketing concepts and monitor and respond to specific market needs and preferences. We employ revenue yield management systems to manage our hotels' use of the various distribution channels in the lodging industry.

ROOMS SERVICES. We assist our hotels in developing quality standard and operating procedures for room operations, while focusing on controlling expenses and maximizing profits. Such assistance includes:

     - Developing the concept, design and staffing requirements for the front office, housekeeping, property maintenance, laundry, valet, telecommunications, garage and other guest services departments;

     - Establishing quality standards for products and services and evaluating performance against these standards;

     - Conducting training conferences and workshops for rooms department employees at all levels;

     - Creating operating procedures, training manuals, training programs and reference guides;

     - Developing, maintaining and auditing front office software applications and training staff in their proper usage; and

     - Selecting equipment and supplies such as linens, guest room amenities and uniforms.

FOOD AND BEVERAGE SERVICES. We assist our hotels in developing high quality, profitable food and beverage operations as well as innovative approaches to food and beverage concepts and designs. Such assistance includes:

     - Providing educational and technical training materials and seminars to improve the skills of our employees;

     - Establishing quality levels and management guidelines for new and existing food and beverage facilities in accordance with area market expectations;

     - Providing ongoing research and development of systems and equipment;

     - Creating and implementing system-wide promotional programs to enhance hotel revenues;

     - Conducting business audits that analyze current financial performance against industry norms, providing a detailed review of existing procedures and programs and setting a plan for achieving goals in business growth and cost containment; and

     - Providing low cost access to the freshest and highest quality food products and beverages available in the market through contracts with national and regional vendors.

HUMAN RESOURCES AND TRAINING PROGRAMS. Our human resources department is responsible for designing the employee selection process, creating competitive compensation programs and developing appropriate training programs at all levels. Our training programs focus on such areas as supervisory development, middle management training, career planning, technical training and executive development. In addition, our employees are required to attend outside courses developed by a variety of managerial and technical organizations both within and outside the industry.

FINANCIAL PLANNING AND REPORTING. We provide to our hotels a wide variety of accounting, financial reporting and financial planning services that assist the hotel owners in making informed decisions.

MANAGEMENT INFORMATION SYSTEMS. We provide to our hotels access to key operating information and technologies as well as on-going systems support. Access to key information enables our hotels to set operating objectives and measure their operating performance on a daily basis.

ENGINEERING SERVICES. We provide to our hotels expertise in physical plant systems such as mechanical, plumbing, electrical, fire and life safety and swimming pools.

LEGAL SUPPORT. Our in-house legal department provides to our hotels legal support with respect to employment law issues, liquor licensing and various vendor and service contract negotiations.

LODGING INDUSTRY

The hotel industry has experienced profitability gains over the past several years following a strong recovery from the industry slowdown in the late 1980s and early 1990s. Moderate growth in the national economy, increased travel and tourism, a low interest rate environment and improved hotel operating efficiencies have contributed to increased profitability. According to Smith Travel Research, 1998 is estimated to have surpassed 1997 as the hotel industry's most profitable year with an estimated range of aggregate industry pre-tax income of $20.0 to $22.0 billion.

Hotel industry profits have resulted, in part, from increased room revenue per available room over the last several years. According to Smith Travel Research, room revenue per available room for the industry grew

3.6%, 5.1% and 6.4% in 1998, 1997 and 1996, respectively. Smith Travel Research estimates that room revenue per available room will continue to grow through 2000, but at a slower rate due to slower growth in average daily room rates and a continued decline in average occupancy. According to Smith Travel Research, average daily room rates increased 4.4%, 6.2% and 6.4% in 1998, 1997 and 1996, respectively. Smith Travel Research predicts that average daily room rates will increase 3.8% and 4.0% in 1999 and 2000, respectively. Despite the trend in average daily room rates, average occupancy rates have declined each year since achieving a peak of 65.2% in 1995. According to Smith Travel Research, occupancy percentage declined 0.8%, 0.9% and 0.2% in 1998, 1997 and 1996, respectively. Smith Travel Research predicts that the occupancy rate will decline 1.1% in 1999 while remaining steady at 63.3% in 2000. This decline is largely attributed to an increase in new construction projects during the period from 1997 to 1999.

HOTEL PORTFOLIO

The following tables set forth statistical information for the three months ended March 31, 1999 with respect to management contracts and leases of the two operating divisions of Interstate Hotels, LLC in effect as of May 15, 1999 and/or expected to be operated by Interstate Hotels, LLC following the spin-off.

                              INTERSTATE DIVISION

                        NUMBER OF                         AVERAGE
     HOTEL BRAND         HOTELS      NUMBER OF ROOMS    OCCUPANCY(1)    ADR(1)     REVPAR(1)(2)
     -----------        ---------    ---------------    ------------    -------    ------------
Marriott(3)(4)             19             6,365             70.1%       $129.91      $ 91.11
Independent(5)             10             2,452             71.2%       $149.71      $106.57
Westin                      1             1,354             68.0%       $100.07      $ 68.04
Embassy Suites(6)           4             1,101             74.7%       $129.05      $ 96.35
Hilton(7)                   2               815             63.9%       $117.58      $ 75.09
Radisson(7)                 3               795             66.5%       $ 94.33      $ 62.70
Colony                      1               717             61.8%       $ 77.64      $ 48.01
Sheraton                    1               598             94.5%       $111.52      $105.39
Holiday Inn                 1               498             76.3%       $ 89.42      $ 68.19
Crowne Plaza                1               415             77.7%       $104.70      $ 81.39
Delta                       1               374             69.8%       $125.92      $ 87.90
AmeriSuites                 1               128             69.4%       $ 75.65      $ 52.47
                           --            ------             ----        -------      -------
         Total/Average     45            15,612             70.9%       $122.55      $ 86.64
                           ==            ======

-------------------------

(1) Statistics are based on results for the three months ended March 31, 1999 for the hotels that were open in 1999.

(2) Room revenue per available room ("REVPAR") represents total room revenues divided by total available rooms.

(3) Includes four hotels which the owner have notified us are for sale.

(4) Includes one hotel currently managed by Wyndham.

(5) Includes one hotel which the owner has notified us is for sale.

(6) Includes three hotels currently managed by Wyndham.

(7) Includes two hotels currently managed by Wyndham.

                              CROSSROADS DIVISION

                        NUMBER OF                         AVERAGE
     HOTEL BRAND         HOTELS      NUMBER OF ROOMS    OCCUPANCY(1)    ADR(1)     REVPAR(1)(2)
     -----------        ---------    ---------------    ------------    -------    ------------
Hampton Inn(3)              63            7,879             59.3%       $ 68.48       $40.60
Residence Inn by
  Marriott(4)               13            1,643             72.4%       $ 90.51       $65.50
Homewood Suites(5)           9            1,293             64.9%       $101.94       $66.19
Holiday Inn                  6              956             62.1%       $ 69.89       $43.37
Courtyard by Marriott        7              867             69.9%       $116.36       $81.32
Independent                  5              703             48.3%       $ 74.73       $36.13
Hilton Garden Inn(6)         2              511              8.0%       $ 71.57       $ 5.69
Colony                       4              409             42.0%       $112.33       $47.17
Comfort Inn                  3              409             75.0%       $ 87.18       $65.38
Fairfield Inn by
  Marriott                   4              328             57.5%       $ 55.80       $32.09
Radisson(7)                  2              236             66.9%       $108.07       $72.29
Doubletree                   1              155             66.0%       $ 83.78       $55.29
Days Inn                     1              148             45.1%       $ 34.40       $15.50
Country Inn and
  Suites(8)                  1              120               --%       $    --       $   --
Best Western                 1              102             60.4%       $ 54.92       $33.15
Super 8                      1               86             56.6%       $ 43.55       $24.67
Sleep Inn                    1               80             58.8%       $ 57.15       $33.60
                           ---           ------             ----        -------       ------
         Total/Average     124           15,925             60.5%       $ 79.10       $47.84
                           ===           ======

-------------------------

(1) Statistics are based on results for the three months ended March 31, 1999 for the hotels that were open in 1999.

(2) Room revenue per available room ("REVPAR") represents total room revenues divided by total available rooms.

(3) Includes three hotels, two with scheduled opening of June 1, 1999 and one with a scheduled opening of July 1, 1999.

(4) Includes one hotel with a scheduled opening of November 1, 1999.

(5) Includes two hotels with a scheduled opening of June 1, 1999.

(6) Includes one hotel with a scheduled opening of November 15, 1999.

(7) Includes one hotel with a scheduled opening of July 1, 1999.

(8) Includes one hotel with a scheduled opening of December 1, 1999.

The geographic diversification of our hotel portfolio reflects our belief that such diversification helps to insulate the portfolio from local market fluctuations that are typical for the lodging industry. The following table sets forth the geographic distribution of our hotel portfolio.

                       NUMBER OF     NUMBER
      LOCATION          HOTELS      OF ROOMS
      --------         ---------    --------
California(1)(2)(3)        13         4,357
Florida(4)(5)              15         3,898
New York                   10         2,236
Pennsylvania(3)(6)         10         2,012
Illinois(7)(8)              7         1,663
Texas                      10         1,384
Tennessee                  10         1,326
Canada                      2         1,091
North Carolina              7           982
Arizona(1)                  6           958
Connecticut(3)              6           925
Ohio                        6           883
Michigan(1)                 5           876
Colorado(1)                 5           815
New Jersey(1)               3           814
Russia                      3           746
Vermont                     6           595
Washington                  2           576
Massachusetts               4           571
Missouri                    3           544
West Virginia               4           455

                       NUMBER OF     NUMBER
      LOCATION          HOTELS      OF ROOMS
      --------         ---------    --------
Georgia                     4           443
South Carolina              3           404
Alabama                     3           346
Mississippi                 4           334
Oklahoma                    2           332
Virginia                    2           267
Kansas                      2           254
Hawaii                      1           171
Oregon                      1           168
New Mexico(9)               1           131
Indiana                     1           129
Arkansas                    1           123
Minnesota                   1           120
Kentucky                    1           119
Maryland                    1           115
Virgin Islands              1           110
Idaho                       1           104
Nebraska                    1            80
Wisconsin                   1            80
                          ---        ------
     Total                169        31,537
                          ===        ======

-------------------------

(1) Includes one hotel currently managed by Wyndham.

(2) Includes two hotels scheduled to open June 1, 1999.

(3) Includes one hotel which the owner has notified us is for sale.

(4) Includes three hotels with scheduled openings of June 1, 1999, July 1, 1999 and December 1, 1999.

(5) Includes two hotels which the owners have notified us are for sale.

(6) Includes one hotel with a scheduled opening of November 1, 1999.

(7) Includes three hotels currently managed by Wyndham.

(8) Includes two hotels with scheduled openings of June 1, 1999 and November 15, 1999.

(9) Includes one hotel with a scheduled opening of July 1, 1999.

EMPLOYEES

Most of the employees at our leased and managed hotels, as well as those at our corporate offices, will be employed by either Interstate Hotels, LLC or Crossroads Hospitality. Third-party hotel owners, however, reimburse us or incur the expense for all of the wages and benefits for all the employees in their hotels. Following the spin-off, we will have approximately 13,500 employees, approximately 13,300 of whom will be employees of specific hotels.

Following the spin-off, 13 of the properties in our hotel portfolio will employ approximately 2,000 workers in the aggregate who are subject to labor union contracts. We have not experienced any union strikes or other material labor disruptions.


GOVERNMENT REGULATION

The lodging industry is subject to extensive government regulation, including laws which regulate the licensing of hotels and restaurants, the sale of food and liquor and the disposal of hazardous waste. We are also subject to laws regarding our relationship with our employees, including minimum wage, overtime, working conditions and work permit requirements. Under the ADA, all public accommodations are required to meet federal requirements relating to access and use by disabled persons. We believe that our hotels are substantially in compliance with the requirements of the ADA. However, a determination that our hotels are not in compliance with the ADA could result in liability for fines and damages. Third-party hotel owners are generally responsible for paying all costs, expenses and liabilities incurred in the operation of our managed hotels, including compliance with laws such as the ADA and environmental laws. We could be contingently liable, however, for liabilities for which we do not maintain insurance, including claims arising under the ADA.

ENVIRONMENTAL MATTERS

Various laws impose liability for the costs of removal or remediation of hazardous or toxic substances on the properties we operate, regardless of whether we knew of or were responsible for the presence of such hazardous or toxic substances. Depending on the circumstances, we could also be liable for personal injury associated with exposure to asbestos-containing materials. Environmental laws also may restrict the manner in which property may be used or businesses may be operated, and these restrictions may result in expenditures and require interruption of such businesses. Equity Inns, the owner of substantially all of our leased hotels, has agreed to indemnify us from environmental liabilities relating to the leased hotels, except to the extent caused by our gross negligence. In addition, most of our currently leased and managed hotels have been inspected to determine the presence of asbestos-containing materials. While asbestos-containing materials could be present in our properties, operations and maintenance programs for maintaining such asbestos-containing materials have been or are in the process of being designed and implemented, or the asbestos-containing materials have been scheduled to be or have been abated at such hotels. We believe that the presence of asbestos-containing materials in our leased and managed hotels will not have a material adverse effect on our financial condition or results of operations, but we cannot be sure that this will be the case.

LEGAL PROCEEDINGS

In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents at the hotels we operate. In order to limit our exposure in such matters, we:

- maintain liability insurance;

- require hotel owners to maintain adequate insurance coverages; and


- are generally entitled to indemnification from third-party hotel owners for lawsuits and damages against us in our capacity as a hotel manager.


FACILITIES

Our principal executive offices in Pittsburgh, Pennsylvania are under a lease expiring December 31, 2003. In addition, we maintain offices in Orlando, Florida, under a lease expiring July 31, 2005, and Scottsdale, Arizona, under a lease expiring July 31, 2000.

INTELLECTUAL PROPERTY


Generally, the third-party owners of our hotels, rather than Interstate, are parties to the franchise agreements to use the trade names under which the hotels are operated. We are a party, however, to franchise agreements with Bass Hotels & Resorts, Inc., Choice Hotels International, Inc., Marriott and Promus Hotels, Inc. Our franchise agreements to use these trade names expire at varying times, generally ranging from 2000 to 2015. The franchisors under whose brand names we operate hotels have not endorsed or approved the spin-off or any of the financial results of the hotels set forth in this Information Statement/ Prospectus. A grant of franchise licenses for our hotels is not intended as, and should not be interpreted as, an express or implied approval or endorsement by any such franchisor or licensor (or any of their respective affiliates, subsidiaries or divisions) of Interstate or its stock.


We have registered, or have applied with the United States Patent Office for registration of, a number of trademarks and service marks incorporating the word "Colony," as well as many other trademarks and service marks used in our business. While we utilize our trademarks and service marks (including "Colony" marks) in connection with managing and leasing hotels, we do not believe that the loss or expiration of any or all of our marks would have a material adverse effect on our business. The registrations for our marks expire at varying times, generally ranging from 2000 to 2011.

                       SELECTED FINANCIAL AND OTHER DATA


We are providing the following selected financial information to aid you in your analysis of the financial aspects of the spin-off. The table sets forth selected historical financial data for Interstate, prior to the merger of Old Interstate with Patriot, as the predecessor, as of and for the years ended December 31, 1994, 1995, 1996 and 1997 for the three months ended March 31, 1998 and for the period from January 1, 1998 to June 1, 1998, and for Interstate, subsequent to the merger of Old Interstate with Patriot, as the successor, as of December 31, 1998 and March 31, 1999 and for the period from June 2, 1998 to December 31, 1998 and for the three months ended March 31, 1999. In addition, we have provided a combined 1998 column which combines the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998. We believe that this presentation is informative to the reader. In addition, selected pro forma financial data for the year ended December 31, 1998 and as of and for the three months ended March 31, 1999 is presented.


                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                    PREDECESSOR                               SUCCESSOR           YEAR ENDED
                           --------------------------------------------------------------   -------------        DECEMBER 31,
                                       YEAR ENDED DECEMBER 31,               JAN. 1, 1998   JUNE 2, 1998    -----------------------
                           -----------------------------------------------     THROUGH         THROUGH       COMBINED    PRO FORMA
                             1994        1995         1996         1997      JUNE 1, 1998   DEC. 31, 1998    1998(1)      1998(2)
                           --------   ----------   ----------   ----------   ------------   -------------   ----------   ----------
STATEMENT OF INCOME DATA:
Lodging revenues:
 Rooms...................        --           --   $    9,258   $  158,343    $   74,265     $  108,698    $  182,963   $  182,963
 Other departmental......        --           --          721        9,512         4,504          6,455        10,959       10,959
Net management fees......  $ 22,284   $   27,022       33,023       39,136        18,018         22,763        40,781       30,995
Other fees...............    14,442       17,996       20,710       23,426         9,976         10,478        20,454       15,741
                           --------   ----------   ----------   ----------    ----------     ----------    -----------  -----------
     Total revenues......    36,726       45,018       63,712      230,417       106,763        148,394       255,157      240,658
Lodging expenses:
 Rooms...................        --           --        2,334       36,919        17,173         26,567        43,740       43,740
 Other departmental......        --           --          591        5,487         2,674          3,962         6,636        6,636
 Property costs..........        --           --        3,201       43,225        19,987         30,261        50,248       50,248
General and
 administrative..........     8,302        9,811       10,369       13,212         6,115          5,822        11,937       12,399
Payroll and related
 benefits................    12,420       15,469       17,666       21,892        10,982         10,439        21,421       18,827
Non-cash compensation
 (3).....................        --           --       11,896           --            --             --            --           --
Lease expense............        --           --        3,477       73,283        34,515         51,165        85,680       85,680
Depreciation and
 amortization............     3,659        4,188        4,385        4,845         2,152         10,659        12,811       18,184
                           --------   ----------   ----------   ----------    ----------     ----------    -----------  -----------
Operating income
 (loss)..................    12,345       15,550        9,793       31,554        13,165          9,519        22,684        4,944
Other income (expense):
 Interest, net...........        30          146          501          498           204            390           594        1,169
 Other, net..............        14          346           --          431           474          1,391         1,865         (174)
                           --------   ----------   ----------   ----------    ----------     ----------    -----------  -----------
Income (loss) before
 income tax expense
 (benefit)...............    12,389       16,042       10,294       32,483        13,843         11,300        25,143        5,939
Income tax expense
 (benefit) (4)...........        --           --        4,117       12,986         5,528          4,436         9,964        1,195
                           --------   ----------   ----------   ----------    ----------     ----------    -----------  -----------
Income (loss) before
 minority interest.......    12,389       16,042        6,177       19,497         8,315          6,864        15,179        4,744
Minority interest........        --           --           --           18            24            209           233        2,950
                           --------   ----------   ----------   ----------    ----------     ----------    -----------  -----------
Net income (loss)........  $ 12,389   $   16,042   $    6,177   $   19,479    $    8,291     $    6,655    $   14,946   $    1,794
                           ========   ==========   ==========   ==========    ==========     ==========    ===========  ===========
Pro forma net income
 (loss) per common share
 (5):
 Basic...................                                                                                               $     0.29
 Diluted.................                                                                                               $     0.29
BALANCE SHEET DATA
 (AT END OF PERIOD):
Cash and cash
 equivalents.............  $  6,702   $   14,035   $   11,168   $    2,432                   $    1,652    $    1,652
Total assets.............    30,741       38,420       88,204      118,185                      161,157       161,157
Long-term debt...........     3,890        1,270          541          370                           --            --
Total equity.............    18,858       24,345       56,886       80,730                       92,607        92,607
OTHER FINANCIAL DATA:
EBITDA (6)...............                          $   14,178   $   36,812    $   15,767     $   21,360    $   37,127   $   10,330
Net cash provided by
 (used in) operating
 activities..............                              15,331       12,517        18,359          9,593        27,952       23,665
Net cash (used in)
 provided by investing
 activities..............                              (4,338)     (35,707)        2,674        (27,707)      (25,033)     (25,033)
Net cash (used in)
 provided by financing
 activities..............                             (13,860)      14,454       (19,298)        15,599        (3,699)     (16,673)
TOTAL HOTEL DATA (7)
Total hotel revenues.....  $858,986   $1,056,279   $1,326,581   $1,600,958                                 $1,490,132   $1,042,488
Number of hotels (8).....       136          150          212          223                                        176          155
Number of rooms (8)......    31,502       35,044       43,178       45,329                                     35,214       29,174

                           PREDECESSOR        SUCCESSOR
                           -----------   --------------------
                                      THREE MONTHS
                                    ENDED MARCH 31,
                           ----------------------------------
                                                    PRO FORMA
                              1998         1999      1999(2)
                           -----------   --------   ---------
STATEMENT OF INCOME DATA:
Lodging revenues:
 Rooms...................   $ 41,369     $ 40,270   $ 40,270
 Other departmental......      2,523        2,325      2,325
Net management fees......     10,334        8,569      6,688
Other fees...............      5,534        2,980      2,774
                            --------     --------   --------
     Total revenues......     59,760       54,144     52,057
Lodging expenses:
 Rooms...................      9,738        9,735      9,735
 Other departmental......      1,478        1,506      1,506
 Property costs..........     11,616       12,817     12,817
General and
 administrative..........      4,010        4,078      4,328
Payroll and related
 benefits................      6,743        4,908      5,002
Non-cash compensation
 (3).....................         --           --         --
Lease expense............     18,771       20,897     18,897
Depreciation and
 amortization............      1,311        4,658      4,658
                            --------     --------   --------
Operating income
 (loss)..................      6,093       (4,455)    (4,886)
Other income (expense):
 Interest, net...........        124           59        203
 Other, net..............        302          382         --
                            --------     --------   --------
Income (loss) before
 income tax expense
 (benefit)...............      6,519       (4,014)    (4,683)
Income tax expense
 (benefit) (4)...........      2,602       (1,625)      (811)
                            --------     --------   --------
Income (loss) before
 minority interest.......      3,917       (2,389)    (3,872)
Minority interest........         14           49     (2,655)
                            --------     --------   --------
Net income (loss)........   $  3,903     $ (2,438)  $ (1,217)
                            ========     ========   ========
Pro forma net income
 (loss) per common share
 (5):
 Basic...................                           $  (0.19)
 Diluted.................                           $  (0.19)
BALANCE SHEET DATA
 (AT END OF PERIOD):
Cash and cash
 equivalents.............   $  1,730     $  2,658   $ 25,263
Total assets.............    126,507      163,754    168,915
Long-term debt...........         --           --         --
Total equity.............     90,884       83,289     69,256
OTHER FINANCIAL DATA:
EBITDA (6)...............   $  7,692     $    536   $   (102)
Net cash provided by
 (used in) operating
 activities..............     (1,710)       3,408      1,108
Net cash (used in)
 provided by investing
 activities..............        781         (555)      (555)
Net cash (used in)
 provided by financing
 activities..............        227       (1,847)    (2,456)
TOTAL HOTEL DATA (7)
Total hotel revenues.....   $400,197     $320,770   $258,820
Number of hotels (8).....        214          176        158
Number of rooms (8)......     43,447       34,427     29,654

-------------------------

(1) Represents the summation of the balances from the predecessor for the period from January 1, 1998 to June 1, 1998 and the successor for the period from June 2, 1998 to December 31, 1998.

(2) Reflects the spin-off and other adjustments described in "Pro Forma Financial Data."

(3) Represents a non-recurring expense relating to the issuance of 785,533 shares of common stock to executives and key employees of Old Interstate in consideration for the cancellation of stock options issued by one of Old Interstate's predecessors in 1995.

(4) Prior to 1996, Old Interstate and its predecessors were organized as S corporations, partnerships and limited liability companies and, accordingly, were not subject to federal or significant state income taxes.


(5) Based on 6,245,795 shares of Common Stock outstanding on a pro forma basis on the spin-off date, which represents 6,063,878 shares expected to be outstanding immediately following the spin-off plus 181,917 restricted shares that will be issued to Mr. Hewitt.



(6) EBITDA represents earnings (losses) before interest, income tax expense (benefit), depreciation and amortization. The 1998 and the three months ended March 31, 1999 pro forma EBITDA represents Interstate's 45% share of total EBITDA. Management believes that EBITDA is a useful measure of operating performance because it is industry practice to evaluate hotel properties based on operating income before interest, taxes, depreciation and amortization, which is generally equivalent to EBITDA, and EBITDA is unaffected by the debt and equity structure of the property owner. EBITDA, as calculated by Interstate, may not be consistent with computations of EBITDA by other companies. EBITDA does not represent cash flow from operations as defined by generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income under generally accepted accounting principles for purposes of evaluating Interstate's results of operations.



(7) Represents all hotels, including the leased hotels, which Interstate operated.


(8) As of the end of the periods presented. The 1998 pro forma number of hotels and number of rooms excludes 14 hotels with 2,363 rooms that have opened in 1999 or are scheduled to open in 1999 and that are currently or are expected to be managed by Interstate Hotels, LLC. The three months ended March 31, 1999 pro forma number of hotels and number of rooms excludes 11 hotels with 1,883 rooms that have opened or that are scheduled to open after March 31, 1999 and that are currently or are expected to be managed by Interstate Hotels, LLC.

                            PRO FORMA FINANCIAL DATA


The following unaudited pro forma financial data of Interstate assumes that Patriot/Wyndham has separated the third-party hotel management business they acquired through the merger of Old Interstate into Patriot on June 2, 1998 to create Interstate. The Unaudited Pro Forma Combined Balance Sheet as of March 31, 1999, is presented as if this spin-off and the sale of the ownership interest in The Charles Hotel Complex had occurred on that date. The Unaudited Pro Forma Combined Statement of Operations for the year ended December 31, 1998 and for the three months ended March 31, 1999 is presented as if the spin-off and the proposed sale of the ownership interest in The Charles Hotel Complex had occurred on January 1, 1998. The adjustments required to reflect the spin-off and related transactions are discussed in the accompanying notes. In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.



The following unaudited pro forma financial data and notes thereto of Interstate have been derived from and should be read in conjunction with the historical combined financial statements and notes thereto of Interstate contained elsewhere in this Information Statement/Prospectus. The historical combined financial statements of Interstate have been carved out of Old Interstate and Patriot and principally include those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business of Old Interstate that will succeed to Interstate. The unaudited pro forma financial data is presented for informational purposes only. The data may not reflect the future results of operations and financial position of Interstate, or be necessarily indicative of what the actual results of operations and financial position of Interstate would have been had the spin-off occurred as of the dates indicated.

                         INTERSTATE HOTELS CORPORATION


                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          PRO FORMA
                                                       HISTORICAL (A)    ADJUSTMENTS    PRO FORMA
                                                       --------------    -----------    ---------
                       ASSETS
Current assets:
  Cash and cash equivalents..........................     $  2,658        $ 22,605(B)   $ 25,263
  Accounts receivable, net...........................       18,930              --        18,930
  Deferred income taxes..............................        3,451              --         3,451
  Net investment in direct financing leases..........          740              --           740
  Prepaid expenses and other assets..................        1,364              --         1,364
  Related party receivables -- management
     contracts.......................................        1,239          (1,239)(C)        --
                                                          --------        --------      --------
          Total current assets.......................       28,382          21,366        49,748
Restricted cash......................................        1,247              --         1,247
Marketable securities................................        2,863              --         2,863
Property and equipment, net..........................        3,887              --         3,887
Officers and employees notes receivable..............        3,080              --         3,080
Affiliate receivables................................        4,370              --         4,370
Net investment in direct financing leases............        1,437              --         1,437
Investment in hotel real estate......................       22,370         (21,955)(D)       415
Intangibles and other assets.........................       96,118           5,750(D)    101,868
                                                          --------        --------      --------
          Total assets...............................     $163,754        $  5,161      $168,915
                                                          ========        ========      ========

           LIABILITIES AND OWNERS' EQUITY
Current liabilities:
  Accounts payable -- trade..........................        2,493              --         2,493
  Accounts payable -- health trust...................        5,000          (2,681)(E)     2,319
  Accounts payable -- related parties................       25,829         (25,829)(E)        --
  Accrued payroll and related benefits...............        3,817              --         3,817
  Accrued rent.......................................        7,900              --         7,900
  Accrued merger costs...............................        6,585          (4,213)(B)     2,372
  Other accrued liabilities..........................       12,414              --        12,414
                                                          --------        --------      --------
          Total current liabilities..................       64,038         (32,723)       31,315
Deferred income taxes................................       11,201            (875)(F)    10,326
Deferred compensation................................        2,863              --         2,863
                                                          --------        --------      --------
          Total liabilities..........................       78,102         (33,598)       44,504
                                                          --------        --------      --------
Minority interest....................................        2,363          52,792(F)     55,155
Commitments and contingencies........................           --              --            --
Owners' equity:
  Common stock, $0.01 par value......................           --              61(G)         61
  Paid-in capital....................................           --          69,195(G)     69,195
  Owners' equity.....................................       83,289         (83,289)(G)        --
                                                          --------        --------      --------
          Total owners' equity.......................       83,289         (14,033)       69,256
                                                          --------        --------      --------
          Total liabilities and owners' equity.......     $163,754        $  5,161      $168,915
                                                          ========        ========      ========

The accompanying notes are an integral part of this Pro Forma Combined Balance Sheet.

                         INTERSTATE HOTELS CORPORATION


              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                             HISTORICAL    PRO FORMA
                                                                (A)       ADJUSTMENTS    PRO FORMA
                                                             ----------   -----------    ----------
Lodging revenues:
  Rooms....................................................   $40,270            --       $40,270
  Other departmental.......................................     2,325            --         2,325
Net management fees........................................     8,569       $(1,881)(B)     6,688
Other fees.................................................     2,980          (206)(C)     2,774
                                                              -------       -------       -------
                                                               54,144        (2,087)       52,057
Lodging expenses:
  Rooms....................................................     9,735            --         9,735
  Other departmental.......................................     1,506            --         1,506
  Property costs...........................................    12,817            --        12,817
General and administrative.................................     4,078           250(D)      4,328
Payroll and related benefits...............................     4,908            94(E)      5,002
Lease expense..............................................    20,897        (2,000)(F)    18,897
Depreciation and amortization..............................     4,658            --         4,658
                                                              -------       -------       -------
Operating loss.............................................    (4,455)         (431)       (4,886)
Other income:
  Interest, net............................................        59           144(H)        203
  Other, net...............................................       382          (382)(I)        --
                                                              -------       -------       -------
Loss before income tax benefit.............................    (4,014)         (669)       (4,683)
Income tax benefit.........................................    (1,625)          814(J)       (811)
                                                              -------       -------       -------
Loss before minority interest..............................    (2,389)       (1,483)       (3,872)
Minority interest..........................................        49        (2,704)(K)    (2,655)
                                                              -------       -------       -------
Net loss...................................................   $(2,438)      $ 1,221       $(1,217)
                                                              =======       =======       =======
Basic net loss per common share............................                               $ (0.19)(L)
                                                                                          =======
Diluted net loss per common share..........................                               $ (0.19)(L)
                                                                                          =======


-------------------------

The accompanying notes are an integral part of this Pro Forma Combined Statement of Operations.

                         INTERSTATE HOTELS CORPORATION


              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                        PERIOD FROM
                                ----------------------------
                                JAN. 1, 1998   JUNE 2, 1998      COMBINED
                                     TO             TO          YEAR ENDED
                                JUNE 1, 1998   DEC. 31, 1998   DECEMBER 31,    PRO FORMA
                                    (A)             (A)            1998       ADJUSTMENTS     PRO FORMA
                                ------------   -------------   ------------   -----------    ------------
Lodging revenues:
  Rooms.......................    $ 74,265       $108,698        $182,963            --        $182,963
  Other departmental..........       4,504          6,455          10,959            --          10,959
Net management fees...........      18,018         22,763          40,781      $ (9,786)(B)      30,995
Other fees....................       9,976         10,478          20,454        (4,713)(C)      15,741
                                  --------       --------        --------      --------        --------
                                   106,763        148,394         255,157       (14,499)        240,658
Lodging expenses:
  Rooms.......................      17,173         26,567          43,740            --          43,740
  Other departmental..........       2,674          3,962           6,636            --           6,636
  Property costs..............      19,987         30,261          50,248            --          50,248
General and administrative....       6,115          5,822          11,937           462(D)       12,399
Payroll and related
  benefits....................      10,982         10,439          21,421        (2,594)(E)      18,827
Lease expense.................      34,515         51,165          85,680            --          85,680
Depreciation and
  amortization................       2,152         10,659          12,811         5,373(G)       18,184
                                  --------       --------        --------      --------        --------
Operating income..............      13,165          9,519          22,684       (17,740)          4,944
Other income (expense):
  Interest, net...............         204            390             594           575(H)        1,169
  Other, net..................         474          1,391           1,865        (2,039)(I)        (174)
                                  --------       --------        --------      --------        --------
Income before income tax
  expense.....................      13,843         11,300          25,143       (19,204)          5,939
Income tax expense............       5,528          4,436           9,964        (8,769)(J)       1,195
                                  --------       --------        --------      --------        --------
Income before minority
  interest....................       8,315          6,864          15,179       (10,435)          4,744
Minority interest.............          24            209             233         2,717(K)        2,950
                                  --------       --------        --------      --------        --------
Net income....................    $  8,291       $  6,655        $ 14,946      $(13,152)       $  1,794
                                  ========       ========        ========      ========        ========
Basic net income per common
  share.......................                                                                 $   0.29(L)
                                                                                               ========
Diluted net income per common
  share.......................                                                                 $   0.29(L)
                                                                                               ========


-------------------------

The accompanying notes are an integral part of this Pro Forma Combined Statement of Operations.

                         INTERSTATE HOTELS CORPORATION


                  NOTES TO UNAUDITED PRO FORMA FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS:


(A) Reflects the historical unaudited combined balance sheet of Interstate as of March 31, 1999. The historical balance sheet reflects the historical carrying amounts recorded on the books of Patriot.



(B) In accordance with the settlement agreement reached with Marriott, Patriot has agreed to ensure that Interstate Hotels, LLC does not have a working capital deficit as of April 30, 1999. In addition, Patriot has agreed to provide working capital to Interstate in the amount of $16.26 million, less positive working capital, if any, of Interstate Hotels, LLC. The adjustments set forth below reflect Patriot's obligations as of the spin-off date, including the working capital contribution to Interstate and the funding of any Interstate Hotels, LLC working capital deficit as of March 31, 1999. Any subsequent adjustments to the working capital of Interstate Hotels, LLC between March 31, 1999 and April 30, 1999, either positive or negative, will be settled between the parties on August 2, 1999.



     Interstate Hotels, LLC working capital reconciliation:
       Historical current assets............................    $ 28,382
       Historical current liabilities.......................      64,038
                                                                --------
       Historical working capital deficit to be funded by
        Patriot.............................................     (35,656)

       Adjustments to working capital deficit to be funded
        by Patriot:
          Elimination of related party receivables (as
            discussed in Note (C) below)....................      (1,239)
          Cash received by Interstate Hotels, LLC for the
            sale of the ownership interest in the Charles
            Hotel Complex (as discussed in Note (D)
            below)..........................................      13,500
          Accrued liability for benefit plans...............       2,319
          Additional funding due from Patriot for payment of
            accrued merger costs............................      (2,372)
          Contribution of capital from Patriot for payment
            of accrued merger costs that were assumed by
            Patriot.........................................       4,213
          Contribution of capital from Patriot for
            liabilities classified as accounts payable
            related parties (as discussed in Note (E)
            below)..........................................      28,510
                                                                --------
          Excess Interstate Hotels, LLC working capital to
            be contributed to Interstate....................    $  9,275
                                                                ========
       Adjustments to reflect the net increase in cash and
        cash equivalents:
     Cash capital contributions to Interstate:
       Cash proceeds of Marriott's purchase of a 4% interest
        in Interstate.......................................       2,120
       Cash contributions from Patriot to Interstate to
        provide working capital at the spin-off date, net of
        excess working capital of Interstate Hotels, LLC of
        $9,275 contributed to Interstate from the above
        reconciliation......................................       6,985
                                                                --------
       Total cash capital contributions.....................       9,105
     Other adjustments:
       Cash received by Interstate Hotels, LLC for the sale
        of the ownership interest in The Charles Hotel
        Complex (as discussed in Note (D)
          below)............................................      13,500
                                                                --------
                                                                $ 22,605
                                                                ========

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS--(CONTINUED)

(C) Represents adjustments in the aggregate amount of $1,239 to eliminate management fees and other fee income receivables related to hotels formerly owned and managed by Old Interstate. Interstate will not manage these hotels subsequent to the spin-off.


(D) Adjustments to reflect the net decrease in investment in hotel real estate due to proceeds from the sale of the ownership interest in The Charles Hotel
    Complex:

Reduction in investment for cash received by Interstate
  Hotels, LLC...............................................    $(13,500)
Reduction in investment for a promissory note received by
  Interstate Hotels, LLC in lieu of cash. The note is a
  three year note and pays interest only at a rate of 10%
  annually until the maturity date..........................      (5,750)
Elimination of third-party minority interest associated with the ownership interest in The Charles Hotel Complex. The
  third-party minority interest partners will be transferred
  to the purchaser..........................................      (2,363)
Loss recognized on sale.....................................        (342)
                                                                --------
                                                                $(21,955)
                                                                ========

(E) Adjustments to reflect the net decrease in accounts payable-related parties:


Reclassification to accounts payable--health trust for
  amounts held on deposit and funded into the health
  trust.....................................................       2,681
Capital contributions from Patriot for liabilities
  classified as accounts payable-related parties............     (28,510)
                                                                --------
                                                                $(25,829)
                                                                ========



(F) Represents Patriot's 55% non-controlling ownership interest in Interstate Hotels, LLC, based on 55% of the historical recorded carrying amount of Interstate on the books of Patriot. Subsequent to the spin-off, Interstate will have two principal subsidiaries. Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior to its merger into Patriot, will own substantially all of the assets of Interstate immediately after the spin-off, as well as own equity interests representing in the aggregate an approximate 50.3% non-controlling interest in The Charles Hotel Complex. Interstate will own a 45% managing member interest in Interstate Hotels, LLC, and therefore will control Interstate Hotels, LLC. Interstate's second subsidiary, IHC II, LLC, will contract with Wyndham to manage ten Marriott franchise hotels that were owned and managed by Old Interstate, and one hotel that was owned by Old Interstate and managed by Marriott, prior to the merger with Patriot. Marriott will submanage these hotels for IHC II, LLC.



    Patriot/Wyndham and Interstate have reached an agreement under which all of the equity interests in The Charles Hotel Complex, with the exception of our general partnership interest in Cambridge Hotel Associates, the manager of The Charles Hotel, will be sold to an existing joint venture partner in several of these equity interests. Interstate Hotels, LLC will receive an aggregate purchase price for this sale of $19.25 million, consisting of $13.5 million in cash and $5.75 million in the form of a secured promissory note. The $5.75 million secured promissory note is a three year note which pays interest only (at a rate of 10% annually) until the maturity date. In accordance with the amended and restated

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS--(CONTINUED)

    limited liability company agreement, proceeds from the $5.75 million secured promissory note will be distributed from Interstate Hotels, LLC to Interstate Hotels Corporation, and Patriot, as a member of Interstate Hotels, LLC, will not share in the distribution or the proceeds from the note.


    After the spin-off and the sale, Interstate Hotels, LLC will continue to manage The Charles Hotel. In connection with the sale, however, Interstate Hotels, LLC will amend the management agreement to include terms generally similar to the existing agreement, but for a new ten year term. In exchange for the extension of the term to ten years, Interstate Hotels, LLC will receive a lower portion of the management fees payable to Cambridge Hotel Associates.


Historical book value of owners' equity.....................    $ 83,289
Adjustments to eliminate management fees and other fee
  income receivables related to hotels formerly owned and
  managed by
  Old Interstate that will not be managed by Interstate
     Hotels, LLC,
  (as discussed in Note (C) above)..........................      (1,239)
Loss on the sale of the ownership interest in The Charles
  Hotel Complex allocated to Interstate Hotels, LLC (as
  discussed in Note (D) above)..............................        (342)
Elimination of deferred tax liability related to the
  investment in The Charles Hotel Complex...................         875
Required distribution of the proceeds from the $5.75 million secured promissory note from Interstate Hotels, LLC to
  Interstate Hotels Corporation.............................      (5,750)
Contribution of capital from Patriot for liabilities
  classified as accounts payable-related parties (as
  discussed in Note (E) above)..............................      28,510
Contribution of capital from Patriot for the payment of
  accrued merger costs that were assumed by Patriot (as
  discussed in Note (B) above)..............................       4,213
Excess working capital of Interstate Hotels, LLC contributed
  to Interstate (as discussed in Note (B) above)............      (9,275)
                                                                --------
                                                                 100,281
Patriot's minority interest ownership percentage............         55%
                                                                --------
Patriot's minority interest.................................      55,155
Elimination of third-party minority interest associated with the ownership interest in The Charles Hotel Complex. The
  third-party minority interest partners will be transferred
  to the purchaser (as discussed in Note (D) above).........      (2,363)
                                                                --------
                                                                $ 52,792
                                                                ========

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 1 -- PRO FORMA BALANCE SHEET ADJUSTMENTS--(CONTINUED)

(G) Represents adjustments to reflect the issuance of shares of common stock, par value $0.01, of Interstate in connection with the spin-off, net of the effect of the sale of the ownership interest in The Charles Hotel Complex, as follows:


                               NUMBER OF    COMMON    PAID-IN    OWNERS'
                                SHARES      STOCK     CAPITAL     EQUITY
                               ---------    ------    -------    --------
Shares distributed to
  Patriot's shareholders.....  5,578,768     $57      $64,394    $     --
Shares retained by Patriot...   242,555        2        2,683          --
Shares purchased by
  Marriott...................   242,555        2        2,118          --
Eliminate historical owners'
  equity.....................        --       --           --     (83,289)
                               ---------     ---      -------    --------
          Total..............  6,063,878     $61      $69,195    $(83,289)
                               =========     ===      =======    ========


    In connection with the merger of Old Interstate into Patriot, operations consisting principally of the third-party hotel management business, along with other assets and liabilities, will be transferred to Interstate. Ninety-two percent of the shares of Interstate will be distributed to Patriot's shareholders. Patriot will retain a 4% ownership interest in Interstate's common stock.



    The number of shares above excludes 181,917 restricted Interstate shares that will be issued to Mr. Hewitt.



    In connection with the spin-off of Interstate from Patriot, Marriott will purchase a 4% ownership interest in Interstate's common stock for $2,120 in cash.

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS:


                                                                THREE MONTHS
                                                                   ENDED         YEAR ENDED
                                                                 MARCH 31,      DECEMBER 31,
                                                                    1999            1998
                                                                ------------    ------------
(A) Reflects the historical unaudited statement of
    operations of Interstate for the three months ended
    March 31, 1999 and the combined statement of operations
    of Interstate for the year ended December 31, 1998.
(B) Adjustments to reflect the net decrease in net
    management fees:
    The elimination of management fee revenues related to
    ten Patriot-owned hotels that will be submanaged by
    Marriott pursuant to an arrangement with IHC II, LLC, to
    nine hotels that will be leased to Wyndham, converted to
    the Wyndham brand and managed by Wyndham, and to other
    hotels that will be leased by Patriot to Wyndham and
    will be managed by Wyndham. Prior to the merger of Old
    Interstate into Patriot, these hotels were owned and
    managed by subsidiaries of Old Interstate...............      $ (2,343)       $(11,794)
    The addition of management fee revenues related to seven
    Patriot-owned hotels that will be managed by
    Interstate..............................................           530           2,322
    The reduction of management fee revenues resulting from
    the sale of the ownership interest in The Charles Hotel
    Complex.................................................           (68)           (314)
                                                                  --------        --------
                                                                  $ (1,881)       $ (9,786)
                                                                  ========        ========
(C) Adjustments to reflect the net decrease in other fees:
    The elimination of fees for insurance services,
    purchasing, leasing and other ancillary services that
    Interstate provided to the hotels that were owned and
    managed by subsidiaries of Old Interstate and are
    currently owned by Patriot, as discussed in Note (B)
    above. Interstate will not provide such services to
    these hotels subsequent to the spin-off.................      $   (427)       $ (5,598)
    The addition of fees for insurance services, purchasing
    and other ancillary services that Interstate will
    provide to seven Patriot-owned hotels, as discussed in
    Note (B) above..........................................           221             885
                                                                  --------        --------
                                                                  $   (206)       $ (4,713)
                                                                  ========        ========

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS--(CONTINUED)


                                                                THREE MONTHS
                                                                   ENDED         YEAR ENDED
                                                                 MARCH 31,      DECEMBER 31,
                                                                    1999            1998
                                                                ------------    ------------
(D) Adjustments to reflect the net increase in general and
    administrative expense:
    The increase in expense to reflect costs related to
    managing and administering a publicly held company......      $    250        $    500
    The decrease in expense resulting from the sale of the
    ownership interest in The Charles Hotel Complex.........            --             (38)
                                                                  --------        --------
                                                                  $    250        $    462
                                                                  ========        ========
(E) Adjustments to reflect the net increase (decrease) in
    payroll and related benefits expense:
    The elimination of salaries and related benefits to
    reflect employees who were terminated subsequent to the
    merger of Old Interstate into Patriot and whose
    positions have been eliminated. The reduction in
    employees relates principally to the reduction in the
    size of Interstate subsequent to the merger.............      $     --        $ (2,969)
    The increase in expense to reflect the issuance of
    181,917 restricted Interstate shares to Mr. Hewitt in
    accordance with his employment agreement. These
    restricted shares will vest over four years at an
    assumed fair market value of $7.05 per share............            94             375
                                                                  --------        --------
                                                                  $     94        $ (2,594)
                                                                  ========        ========
(F) Adjustment to eliminate a one-time charge for additional incentive lease expense for the 1999 year resulting from
    the settlement of the dispute with Equity Inns arising
    pursuant to the merger of Old Interstate into
    Patriot.................................................      $ (2,000)       $     --
                                                                  ========        ========

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS--(CONTINUED)


                                                                THREE MONTHS
                                                                   ENDED         YEAR ENDED
                                                                 MARCH 31,      DECEMBER 31,
                                                                    1999            1998
                                                                ------------    ------------
(G) Adjustments to depreciation and amortization to reflect
    the net increase in amortization of management and lease
    contract costs associated with the step-up in basis
    arising from the allocation of purchase price resulting
    from the merger of Old Interstate into Patriot. The
    management and lease contract costs have been stated at
    their estimated fair market values and are being
    amortized using the straight-line method over five years
    for the management contracts and 11 and 13.5 years for
    the lease contracts. The management contracts'
    amortization period was determined using the average
    remaining life of the original contract terms, and the
    amortization period of the lease contracts is based on
    the remaining original lease life.......................      $     --        $  5,373
                                                                  ========        ========
(H) Adjustment to interest, net to reflect interest earned
    on a $5,750 promissory note at a rate of 10% annually
    with a three year term arising from the proceeds from
    the sale of the ownership interest in The Charles Hotel
    Complex.................................................      $    144        $    575
                                                                  ========        ========
(I) Adjustment to other income to reflect the elimination
    of equity in earnings resulting from the sale of the
    ownership interest in The Charles Hotel Complex.........      $   (382)       $ (2,039)
                                                                  ========        ========
(J) Adjustment to reflect the provision for income tax
    expense (benefit) based on Interstate's estimated
    effective income tax rate of 40% after reduction of
    minority interest.......................................      $    814        $ (8,769)
                                                                  ========        ========
(K) Adjustments to reflect the net (decrease) increase in
    minority interest:
    The elimination of minority interest resulting from the
    sale of the ownership interest in The Charles Hotel
    Complex.................................................      $    (49)       $   (233)
    The (decrease) increase in minority interest to reflect
    Patriot's 55% non-controlling interest in Interstate
    Hotels, LLC.............................................        (2,655)          2,950
                                                                  --------        --------
                                                                  $ (2,704)       $  2,717
                                                                  ========        ========

                         INTERSTATE HOTELS CORPORATION

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               ------------------

NOTE 2 -- PRO FORMA STATEMENT OF OPERATIONS ADJUSTMENTS--(CONTINUED)



(L) Pro forma basic and diluted net income (loss) per common share has been calculated using 6,245,795 shares of common stock, which represents 6,063,878 shares expected to be outstanding immediately following the spin-off plus 181,917 restricted shares that will be issued to Mr. Hewitt. The historical combined financial statements of Interstate have been carved out of Old Interstate and Patriot, and principally include those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business to be conducted by Interstate. Historical earnings per share information for the carved out company has not been presented because management believes it is not meaningful.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition to historical information, this Information Statement/Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and information based on our current views of our business and our assumptions concerning future events. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimates," "projects" or similar expressions are intended to identify these forward-looking statements. These statements are subject to risks and uncertainties that could cause our business and results of operations to differ materially from those reflected in our forward-looking statements.


Forward-looking statements are not guarantees of future performance. They are subject to Interstate:



     - reversing the current negative trend in Interstate's business and financial results;


     - successfully implementing its business strategy;

     - limiting the costs and realizing the expected benefits of that strategy; and

     - generating sufficient cash flow to fund its lease payments, debt service requirements, working capital needs and other significant expenditures.

Our forward-looking statements are based on trends which we anticipate in the lodging industry and the effect on those trends of such factors as industry capacity, the seasonal nature of the lodging industry, product demand and pricing and the other matters referred to in the "Risk Factors" section of this document. Accordingly, you are cautioned not to place undue reliance on our forward-looking statements.


The historical combined financial statements of Interstate presented elsewhere in this Information Statement/Prospectus have been carved out of the historical consolidated financial statements of Old Interstate and its subsidiaries and predecessors. The historical combined financial statements include only those historical assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business. "Third-party hotel management business" refers to the management, leasing and related services we perform for hotels that we do not own. The working capital and operating results of the leased hotels are included in the historical combined financial statements because the operating performance associated with such hotels is guaranteed by Interstate. These financial statements have been prepared as if Interstate had operated as a free-standing entity for all periods presented. The following items have been carved out of the historical combined financial statements of
Interstate:



     - the results of operations of the hotels that were owned by subsidiaries of Old Interstate prior to the merger of Old Interstate into Patriot, as well as other operating subsidiaries that are not included in the continuing business of Interstate;


     - the investments in such hotels; and

     - the debt associated with such investments.


The following discussion and analysis includes discussion and analysis of Interstate's pro forma financial position and results of operations in addition to its historical data, and should be read in conjunction with the pro forma financial information included elsewhere in this Information Statement/Prospectus. The pro forma adjustments described below result primarily from the merger of Old Interstate into Patriot on June 2, 1998, the spin-off of Interstate and the proposed sale of the ownership interest in The Charles Hotel Complex. The pro forma adjustments consist primarily of the elimination of costs and revenues associated with the hotels that were once owned and managed by Old Interstate but will be retained by Patriot, and therefore will not be included in Interstate, after the spin-off. In connection with the merger, an intangible asset related to the estimated fair market value of management contracts of $69.9 million and a deferred tax liability of $5.5 million were recorded, as of June 2, 1998, and will be amortized over five years.

BACKGROUND AND GENERAL


Interstate provides a wide variety of management and other services to hotels that Interstate operates on behalf of third-party owners. Additionally, Interstate holds leasehold interests of 78 hotels, 77 of which are owned by Equity Inns. The management agreements generally provide for payment of a base management fee which ranges from 1% to 4% of the hotel's gross revenues. In addition, some of the management agreements provide for payment of an incentive management fee, which generally ranges from 10% to 20% of the excess of operating profits or net operating cash flow over a defined threshold level. Interstate also earns incremental revenues from third-party owners for ancillary services, such as purchasing, project management and insurance and risk management services. At March 31, 1999, Interstate managed, leased or performed related services for 176 hotels with 34,427 rooms, compared to 214 hotels with 43,447 rooms at March 31, 1998. Interstate's management agreements have initial terms that range from one month to 49 years expiring through 2044, and Interstate's lease agreements have initial terms of 10 to 15 years expiring through 2013.


The following table sets forth the expiration dates and corresponding percentages of pro forma net management fees for the year ended December 31, 1998 and the three months ended March 31, 1999 for the hotels expected to be managed (excluding the leaseholds) by Interstate Hotels, LLC following the spin-off:

                                 MANAGED HOTELS

                                                     PERCENTAGE OF PRO FORMA
                                                       NET MANAGEMENT FEES
                                               -----------------------------------
                                                                     THREE MONTHS
                                                  YEAR ENDED            ENDED
     YEAR OF EXPIRATION       NO. OF HOTELS    DECEMBER 31, 1998    MARCH 31, 1999
     ------------------       -------------    -----------------    --------------
     1999...................       16                22.1%               26.8%
     2000...................       18                13.7%               11.2%
     2001...................        8                 7.3%               16.5%
     2002...................        8                 3.8%                4.0%
     2003...................        8                 7.4%                4.5%
     Thereafter.............       33                33.2%               29.1%

We have been notified by third-party owners of five of our managed hotels that such hotels are currently for sale. These five hotels generated $4.2 million, or 13.5%, of our pro forma net management fees for the year ended December 31, 1998 and $0.8 million, or 12.1% of our pro forma net management fees for the three months ended March 31, 1999.


In addition, Interstate was a party to long-term operating leases for 81 of its hotels with 9,929 rooms at March 31, 1999.



There has been significant disruption to Interstate's business caused by the Old Interstate merger with Patriot, the lengthy and intensive negotiations regarding the Marriott settlement, the consideration of possible alternatives to the spin-off including the private sale of Interstate to a third party, and the preparations for the spin-off. In addition, Old Interstate's operations were required to be divided between those to be retained by Patriot/Wyndham and those which would be contributed to Interstate in connection with the spin-off. Interstate was required to expend a substantial amount of resources, particularly the time and attention of senior management, in order to achieve that division of operations. The diversion of senior management's attention and the uncertainty with respect to Interstate's future operations caused by these distractions has disrupted Interstate's relationships with hotel owners and adversely affected Interstate's financial results. Since the closing of the Patriot/Old Interstate merger, there has been a net reduction in Interstate's business of 25 management agreements. In addition, the disruption to Interstate's business has reduced employee morale, increased employee turnover and caused Interstate to be unable to actively pursue new business. If, following the spin-off, Interstate cannot rectify the disruption in its relationships with hotel owners and successfully address the other issues described above, the current negative trend in its business and financial results will continue. We have described the current negative trend in our financial results more specifically under "Risk Factors--We Have Experienced a Negative Trend in Our Recent Financial Results."



In addition, Interstate currently believes its fiscal 1999 results will be negatively affected by the $2.0 million one-time payment to Equity Inns for additional 1999 incentive rent paid in the three months ended March 31, 1999, disruption at the leased hotels arising from scheduled improvements to the properties and anticipated terminations of management contracts during 1999. Interstate also estimates that it will incur approximately $1.0 million during 1999 with respect to year 2000 costs. As a result, 1999 results are expected to be below 1998 pro forma levels.


RESULTS OF OPERATIONS

Pro Forma Three Months Ended March 31, 1999 Compared to Historical Three Months Ended March 31, 1999


Pro forma net management fees include adjustments to eliminate $2.3 million of management fee revenues related to ten Patriot-owned hotels that will be submanaged by Marriott pursuant to an arrangement with IHC II, LLC and nine hotels that will be leased to Wyndham, converted to the Wyndham brand and managed by Wyndham. Prior to the merger of Old Interstate into Patriot, these hotels were owned and managed by subsidiaries of Old Interstate. In addition, pro forma net management fees include an adjustment to eliminate $0.1 million of management fee revenues resulting from the sale of the ownership interest in The Charles Hotel Complex. These elimination adjustments are offset by the addition of $0.5 million of management fee revenues related to seven Patriot-owned hotels that will be managed by Interstate.



Pro forma other fees include adjustments to eliminate $0.2 million of fees for insurance services and $0.2 million of fees for purchasing and other ancillary services that Interstate provided to the hotels that were owned and managed by subsidiaries of Old Interstate and are currently owned by Patriot. Interstate will not provide such services to these hotels subsequent to the spin-off. These elimination adjustments are offset by the addition of $0.2 million of other fee revenues related to seven Patriot-owned hotels that will be managed by Interstate.



Pro forma payroll and related benefits expense includes an adjustment of $0.1 million to reflect the issuance of 181,917 restricted Interstate shares to Mr. Hewitt, which will vest over four years at an assumed fair market value of $7.05 per share.


Pro forma general and administrative expense includes an adjustment to reflect costs of $0.3 million of costs related to managing and administering a publicly held company.

Pro forma lease expense includes an adjustment to eliminate a $2.0 million one-time charge for additional incentive lease expense for the 1999 year resulting from the settlement of the dispute with Equity Inns arising pursuant to the merger of Old Interstate into Patriot.

Pro forma and historical depreciation and amortization primarily represents $4.3 million of amortization of management and lease contract costs associated with the step-up in basis arising from the allocation of purchase price resulting from the merger of Old Interstate into Patriot. The management and lease contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five years for the management contracts and 11 and 13.5 years for the lease contracts. The management contracts' amortization period was determined using the average remaining life of the original contract terms, and the amortization period of the lease contracts is based on the remaining original lease life.

Pro forma interest, net includes an adjustment to reflect $0.1 million of interest earned on a $5.8 million promissory note arising from the proceeds from the sale of the ownership interest in The Charles Hotel Complex.

Pro forma other, net includes an adjustment to eliminate $0.4 million of equity in earnings of unconsolidated subsidiaries, which resulted from the sale of the ownership interest in The Charles Hotel Complex.


Pro forma income tax benefit was computed based on Interstate's estimated effective tax rate of 40% after the addition of minority interest.


Pro forma minority interest primarily reflects Patriot's 55% non-controlling interest, or $2.7 million, in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior the merger of Old Interstate into Patriot.

Historical Three Months Ended March 31, 1999 Compared to Historical Three Months Ended March 31, 1998


Total revenues decreased by $5.7 million, or 9.4%, from $59.8 million in the three months ended March 31, 1998 (the "1998 Three Months") to $54.1 million in the three months ended March 31, 1999 (the "1999 Three Months"). A portion of this decrease related to lodging revenues, which consist of rooms, food and beverage and other departmental revenues from leased hotels. Lodging revenues decreased by $1.3 million, or 3.0%, from $43.9 million in the 1998 Three Months to $42.6 million in the 1999 Three Months. This decrease was due to the net loss of eight hotel operating leases, increased competition and the general negative trends in the limited-service hotel sector. In addition, there has been disruption at the leased hotels arising from scheduled improvements to the properties.


The average daily room rate for the leased hotels increased by 5.6%, from $69.90 during the 1998 Three Months to $73.83 during the 1999 Three Months, and the average occupancy rate decreased to 61.3% during the 1999 Three Months from 64.3% during the 1998 Three Months. This resulted in an increase in room revenue per available room of 0.7% to $45.24 during the 1999 Three Months. The statistical results of our leased hotels reflect the current trends within the lodging industry, as reported by Smith Travel Research. As such, the increase in average daily room rate resulted from inflation and improvement resulting from our management expertise. The decrease in the average occupancy rate resulted from an increase of new supply within the lodging industry.

Net management fees decreased by $1.7 million, or 17.1%, from $10.3 million in the 1998 Three Months to $8.6 million in the 1999 Three Months. This decrease was due to the net loss of 30 management contracts, which includes 18 hotels whose management was transferred to a subsidiary of Patriot subsequent to the merger of Old Interstate into Patriot. Other fees decreased by $2.5 million, or 46.2%, from $5.5 million in the 1998 Three Months to $3.0 million in the 1999 Three Months due to a decrease in the total number of hotels operated in the 1999 Three Months as compared to the 1998 Three Months. Other fees also include insurance revenues of $1.0 million in the 1999 Three Months compared to $2.4 million in the 1998 Three Months.

Lodging expenses, which consist of rooms, food and beverage, property costs and other departmental expenses from leased hotels, increased by $1.3 million, or 5.4%, from $22.8 million in the 1998 Three Months to $24.1 million in the 1999 Three Months. This increase was partially due to increased costs associated with the third-party reservation system for many of the leased hotels. The operating margin of the leased hotels decreased from 49.1% during the 1998 Three Months to 43.5% during the 1999 Three Months.


General and administrative expenses are associated with the management of hotels and consist primarily of centralized management expenses such as operations management, sales and marketing, finance and other hotel support services, as well as general corporate expenses. General and administrative expenses in the three-month periods remained consistent. During the 1999 Three Months, reductions in development activities and legal and accounting costs were offset by increased costs associated with a deficiency between actual claims and the amount of premiums received under Interstate's self-insured health and welfare plan. General and administrative expenses as a percentage of revenues increased to 7.5% during the 1999 Three Months compared to 6.7% during the 1998 Three Months. This increase was primarily due to the decrease in total revenues with relatively no change in general and administrative expenses.


Payroll and related benefits decreased by $1.8 million, or 27.2%, from $6.7 million in the 1998 Three Months to $4.9 million in the 1999 Three Months. This decrease was due to the elimination of salaries and related benefits of employees who were terminated subsequent to the merger of Old Interstate into Patriot and whose positions have been eliminated. Payroll and related benefits as a percentage of revenues decreased to 9.1% during the 1999 Three Months compared to 11.3% during the 1998 Three Months.

Lease expense represents base rent and participating rent that is based on a percentage of rooms and food and beverage revenues from the leased hotels. Lease expense increased by $2.1 million, or 11.3%, from $18.8 million in the 1998 Three Months to $20.9 million in the 1999 Three Months. This increase resulted from a $2.0 million one-time charge for additional incentive lease expense for the 1999 year resulting from the settlement of the dispute with Equity Inns arising pursuant to the merger of Old Interstate into Patriot.

Depreciation and amortization increased by $3.4 million from $1.3 million in the 1998 Three Months to $4.7 million in the 1999 Three Months. This increase was due to incremental amortization of management contract costs associated with the step-up in basis arising from the allocation of purchase price resulting from the merger of Old Interstate into Patriot. The management contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five years.

Operating income decreased by $10.6 million from operating income of $6.1 million in the 1998 Three Months to an operating loss of $4.5 million in the 1999 Three Months due. This decrease is primarily due to the decrease in total revenues and the increase in depreciation and amortization during the 1999 Three Months.

Income tax expense (benefit) in the three-month periods was computed based on an effective tax rate of 40% after reduction of minority interest.

As a result of the changes noted above, a net loss of $2.4 million was recorded in the 1999 Three Months compared to net income of $3.9 million in the 1998 Three Months.

Pro Forma Year Ended December 31, 1998 Compared to Historical Year Ended December 31, 1998

Pro forma net management fees include adjustments to eliminate $8.4 million of management fee revenues related to ten Patriot-owned hotels that will be submanaged by Marriott pursuant to an arrangement with IHC II, LLC and nine hotels that will be leased to Wyndham, converted to the Wyndham brand and managed by Wyndham. Prior to the merger of Old Interstate into Patriot, these hotels were owned and managed by subsidiaries of Old Interstate. The remaining hotels that were owned and managed by subsidiaries of Old Interstate prior to the merger have also been leased by Patriot to Wyndham and will be managed by Wyndham, resulting in an elimination of $3.4 million of management fee revenues. In addition, pro forma net management fees include an adjustment to eliminate $0.3 million of management fee revenues resulting from the sale of the ownership interest in The Charles Hotel Complex. These elimination adjustments are offset by the addition of $2.3 million of management fee revenues related to seven Patriot-owned hotels that will be managed by Interstate.



Pro forma other fees include adjustments to eliminate $3.3 million of fees for insurance services and $2.3 million of fees for purchasing and other ancillary services that Interstate provided to the hotels that were owned and managed by subsidiaries of Old Interstate and are currently owned by Patriot. Interstate will not provide such services to these hotels subsequent to the spin-off. These elimination adjustments are offset by the addition of $0.9 million of other fee revenues related to seven Patriot-owned hotels that will be managed by Interstate.


Pro forma general and administrative expense includes an adjustment to reflect costs of $0.5 million of costs related to managing and administering a publicly held company.


Pro forma payroll and related benefits expense includes an adjustment to eliminate $3.0 million of salaries and related benefits of employees who were terminated subsequent to the merger of Old Interstate into Patriot and whose positions have been eliminated. This elimination is offset by an increase to pro forma payroll and related benefits expense of $0.4 million to reflect the issuance of 181,917 restricted Interstate shares to Mr. Hewitt, which will vest over four years at an assumed fair market value of $7.05 per share.


Pro forma depreciation and amortization primarily represents $17.1 million of amortization of management and lease contract costs associated with the step-up in basis arising from the allocation of purchase price resulting from the merger of Old Interstate into Patriot. The management and lease contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five years for the management contracts and 11 and
13.5 years for the lease contracts. The management contracts' amortization period was determined using the average remaining life of the original contract terms, and the amortization period of the lease contracts is based on the remaining original lease life.

Pro forma interest, net includes an adjustment to reflect $0.6 million of interest earned on a $5.8 million promissory note arising from the proceeds from the sale of the ownership interest in The Charles Hotel Complex.

Pro forma other, net includes an adjustment to eliminate $2.0 million of equity in earnings of unconsolidated subsidiaries, which resulted from the sale of the ownership interest in The Charles Hotel Complex.


Pro forma income tax expense was computed based on Interstate's estimated effective tax rate of 40% after reduction of minority interest.



Pro forma minority interest primarily reflects Patriot's 55% non-controlling interest, or $3.0 million, in Interstate Hotels, LLC, the successor to the third-party hotel management business conducted by Old Interstate prior to the merger of Old Interstate into Patriot.


Historical Year Ended December 31, 1998 Compared to Historical Year Ended December 31, 1997

Total revenues increased by $24.8 million, or 10.7%, from $230.4 million in 1997 to $255.2 million in 1998. The most significant portion of this increase related to lodging revenues which increased by $26.0 million, or 15.5%, from $167.9 million in 1997 to $193.9 million in 1998. This increase was due to the operations of the leased hotels since their respective inception dates.

The average daily room rate for the leased hotels increased by 6.0%, from $67.93 during 1997 to $71.98 during 1998, and the average occupancy rate decreased to 68.2% during 1998 from 71.1% during 1997. This resulted in an increase in room revenue per available room of 1.7% to $49.08 during 1998. The statistical results of our leased hotels reflect the current trends within the lodging industry, as reported by

Smith Travel Research. As such, the increase in average daily room rate resulted from inflation and improvement resulting from our management expertise. The decrease in the average occupancy rate resulted from an increase of new supply within the lodging industry.

Net management fees increased by $1.7 million, or 4.2%, from $39.1 million in 1997 to $40.8 million in 1998. This increase was due to increased revenues associated with incentive management fees earned as a result of the performance improvement of existing managed hotels. Other fees decreased by $2.9 million, or 12.7%, from $23.4 million in 1997 to $20.5 million in 1998 due to a decrease in the total number of hotels operated in 1998 as compared to 1997. Other fees also include insurance revenues of $8.4 million in 1998 compared to $9.1 million in 1997.

Lodging expenses increased by $15.0 million, or 17.5%, from $85.6 million in 1997 to $100.6 million in 1998. This increase was due to the addition of the operations of the leased hotels since their respective inception dates. The operating margin of the leased hotels decreased from 49.0% during 1997 to 48.1% during 1998.

General and administrative expenses decreased by $1.3 million, or 9.7%, from $13.2 million in 1997 to $11.9 million in 1998. This decrease was primarily due to a reduction in development activities and legal and accounting costs. General and administrative expenses as a percentage of revenues decreased to 4.7% during 1998 compared to 5.7% during 1997. This decrease was primarily due to the increase in lodging revenues resulting from the inclusion of the operations of the leased hotels since their respective inception dates.

Payroll and related benefits decreased slightly by $0.5 million, or 2.2%, from $21.9 million in 1997 to $21.4 million in 1998. Payroll and related benefits as a percentage of revenues decreased to 8.4% during 1998 compared to 9.5% during 1997, primarily due to the increase in lodging revenues resulting from the inclusion of the operations of the leased hotels since their respective inception dates.

Lease expense increased by $12.4 million, or 16.9%, from $73.3 million in 1997 to $85.7 million in 1998. This increase was due to the addition of the operations of the leased hotels since their respective inception dates.

Depreciation and amortization increased by $8.0 million from $4.8 million in 1997 to $12.8 million in 1998. This increase was due to incremental amortization of management contract costs associated with the step-up in basis arising from the allocation of purchase price resulting from the merger of Old Interstate into Patriot. The management contract costs have been stated at their estimated fair market values and are being amortized using the straight-line method over five years.

Operating income decreased by $8.9 million, or 28.1%, from $31.6 million in 1997 to $22.7 million in 1998. The operating margin decreased from 13.7% during 1997 to 8.9% during 1998. This decrease in operating income and in the operating margin reflects the inclusion of the operating results of the leased hotels since their respective inception dates and the increase in depreciation and amortization during 1998.


Other income increased by $1.5 million from $0.4 million in 1997 to $1.9 million in 1998 primarily due to an increase in equity in earnings from The Charles Hotel Complex, which resulted from Interstate's acquisition of additional interests in The Charles Hotel Complex.


Income tax expense in 1997 and 1998 was computed based on an effective tax rate of 40%.

As a result of the changes noted above, net income decreased by $4.6 million, or 23.3%, from $19.5 million in 1997 to $14.9 million in 1998. The net income margin decreased from 8.5% during 1997 to 5.9% during 1998, reflecting the inclusion of the operating results of the leased hotels since their respective inception dates and the increase in depreciation and amortization during 1998.

Historical Year Ended December 31, 1997 Compared to Historical Year Ended December 31, 1996


Total revenues increased by $166.7 million from $63.7 million in 1996 to $230.4 million in 1997. The most significant portion of this increase related to lodging revenues which increased by $157.9 million during 1997. This increase was due to the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997. The average daily room rate for the leased hotels increased by 23.7%, from $54.93 during 1996 to $67.93 during 1997, and the average occupancy rate increased to 71.1% during 1997 from 58.4% during 1996. This resulted in an increase in room revenue per available room of 50.5% to $48.27 during 1997. The variance of the operating results is primarily due to the leased hotels being operated by Interstate for only two months in 1996 as compared to the entire year of 1997.



Net management fees increased by $6.1 million, or 18.5%, from $33.0 million in 1996 to $39.1 million in 1997 due to the net addition of 11 new management contracts and increased revenues associated with the performance improvement of existing managed hotels, which resulted in increased incentive management fees. Other fees increased by $2.7 million, or 13.1%, from $20.7 million in 1996 to $23.4 million in 1997 due to incremental revenues associated with the net addition of new hotels during 1996 and 1997, many of which utilize Interstate's ancillary services. Other fees also include insurance revenues of $9.1 million in 1997 compared to $8.1 million in 1996.



Lodging expenses increased by $79.5 million from $6.1 million in 1996 to $85.6 million in 1997 due to the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997. The operating margin of the leased hotels increased from 38.6% during 1996 to 49.0% during 1997. This increase in operating margin is primarily due to the leased hotels being operated by Interstate for only two months in 1996 as compared to the entire year of 1997.



General and administrative expenses increased by $2.8 million, or 27.4%, from $10.4 million in 1996 to $13.2 million in 1997. This increase was primarily due to incremental expenses associated with the growth of Interstate's business. General and administrative expenses as a percentage of revenues decreased to 5.7% during 1997 compared to 16.3% during 1996 as a result of the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997.



Payroll and related benefits increased by $4.2 million, or 23.9%, from $17.7 million in 1996 to $21.9 million in 1997. This increase was related to the addition of corporate management and staff personnel as the number of hotels for which Interstate provides management and other services grew, primarily resulting from the addition of the leased hotels for which Interstate provides centralized accounting services. Payroll and related benefits as a percentage of revenues decreased to 9.5% during 1997 compared to 27.7% during 1996 as a result of the addition of the operations of 89 leased hotels commencing in November 1996 and continuing during 1997.


Non-cash compensation of $11.9 million in 1996 resulted from the issuance of 785,533 shares of common stock to executives and key employees of Old Interstate in consideration for the cancellation of stock options issued by one of Old Interstate's predecessors in 1995.

Lease expense increased by $69.8 million from $3.5 million in 1996 to $73.3 million in 1997 due to the addition of 89 leased hotels commencing in November 1996 and continuing during 1997.


Depreciation and amortization increased by $0.4 million, or 10.5%, from $4.4 million in 1996 to $4.8 million in 1997. This increase is due to incremental amortization of $3.2 million during 1997 related to goodwill and the cost of lease contracts associated with Interstate's acquisition of the management and leasing businesses affiliated with Equity Inns in November 1996. This increase was offset by decreased amortization of $2.5 million associated with investments in management contracts that became fully amortized during 1996.

Operating income, exclusive of non-cash compensation, increased by $9.9 million, or 45.5%, from $21.7 million in 1996 to $31.6 million in 1997. The operating margin decreased from 34.0% during 1996 to 13.7% during 1997. This increase in operating income and decrease in the operating margin reflects the inclusion of the operating results of the leased hotels commencing in November 1996 and continuing during 1997, and the increase in general and administrative and payroll and related benefits expenses.

Income tax expense in 1996 and 1997 was computed based on an effective tax rate of 40%.

As a result of the changes noted above, net income increased by $13.3 million from $6.2 million in 1996 to $19.5 million in 1996.

LIQUIDITY AND CAPITAL RESOURCES


Interstate's cash and cash equivalent assets were $2.7 million at March 31, 1999 compared to $1.7 million at December 31, 1998. At March 31, 1999, current liabilities exceeded current assets by $35.7 million partially as a result of $28.5 million of amounts owed to Wyndham to meet short-term cash requirements. As part of the spin-off, Patriot has agreed to ensure that Interstate Hotels, LLC does not have a working capital deficit as of April 30, 1999. In addition, Patriot has agreed to provide working capital to Interstate in the amount of $16.26 million, less positive working capital, if any, of Interstate Hotels, LLC. Interstate's pro forma cash and cash equivalents after giving effect to such capital infusions were $25.3 million at March 31, 1999. In addition, in connection with approximately $5.7 million of potential expenditures arising from such issues as year 2000 compliance, loan forgiveness and pending litigation, Patriot has agreed to fund 50% of these potential expenditures into an escrow account and indemnify Interstate against the remaining 50%. Patriot has also agreed to fund the payment of cash in lieu of fractional shares in the spin-off.



Interstate's principal source of liquidity during the 1999 Three Months was cash from operations. Net cash provided by operating activities was $3.4 million during the 1999 Three Months compared to net cash used in operating activities of $1.7 million during the 1998 Three Months. The increase was primarily related to a $7.4 million decrease in accounts receivable during the 1999 Three Months compared to the 1998 Three Months. This increase was offset by a decrease in income from operations during the 1999 Three Months compared to the 1998 Three Months. Interstate used cash of $0.6 million in investing activities during the 1999 Three Months, which primarily related to amounts paid in connection with the merger of Old Interstate into Patriot. During the 1998 Three Months, $0.8 million of cash was provided by investing activities, consisting primarily of $1.0 million of distributions from The Charles Hotel Complex. Interstate's capital expenditure budget through December 31, 1999 relating to current operations is approximately $2.7 million, consisting primarily of expenditures for computer and related equipment. Interstate intends to fund these expenditures from its pro forma cash and cash equivalents and from the escrow account and indemnity from Patriot, as discussed above. Net cash of $1.8 million was used in financing activities during the 1999 Three Months compared to $0.2 million of cash provided by financing activities during the 1998 Three Months. During the 1999 Three Months, $9.0 million of cash was used for net distributions to Patriot, offset by $7.2 million of amounts borrowed from related entities to meet short-term cash requirements.



After the spin-off, Interstate will be required to distribute 55% of Interstate Hotels, LLC's cash flows from operations to Patriot/Wyndham under the terms of the amended and restated limited liability company agreement. The amended and restated limited liability company agreement of Interstate Hotels, LLC contains provisions designed to allocate between Interstate Hotels, LLC and Interstate those costs and expenses relating to services provided by one party in whole or in part for the benefit of the other. Such costs and expenses will be allocated between Interstate Hotels, LLC and Interstate based on generally accepted accounting principles, on the basis of which party benefited from the expenditure. To the extent that the allocation of any such costs and expenses, including general and administrative expenses, cannot be fairly apportioned, Interstate Hotels, LLC and Interstate will allocate such costs and expenses based upon their respective gross revenues, so that each party's profit margins are substantially the same for similar services.



Interstate intends to pursue future opportunities to manage or lease hotels on behalf of third-party owners, as well as pursue other business opportunities, such as selective hotel investments and the formation of strategic alliances. Interstate believes that the cash provided by Patriot at the time of the spin-off and future cash flow provided by operations may be insufficient to fully fund the execution of its business and growth strategy. As a result, Interstate may be required to obtain debt or equity financing to achieve its business plan. Interstate plans to obtain a line of credit from a lending institution in order to partially finance its business and growth strategy. Negotiations to obtain such line of credit have not commenced at this time, however, and are not expected to be completed by the time of the spin-off. Additionally, there is no assurance that the line of credit or any other form of financing will be available to Interstate on commercially reasonable terms, or at all. If Interstate does not obtain additional financing, its pursuit of its business strategy and growth may be impaired.


YEAR 2000 COMPLIANCE

The year 2000 issue relates to computer programs written using two digits rather than four to define the applicable year. Computer programs written this way may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in systems failures or miscalculations causing disruptions of hotel operations or a temporary inability to process transactions, prepare financial statements or engage in similar normal business activities.

We have developed and begun implementing a comprehensive plan (i) to address potential year 2000 problems both at our corporate offices and at the hotels we manage and lease, and (ii) to minimize the impact on operations to the extent possible. Our plan, which is designed to identify and address potential problems in the most critical operational systems first in order to minimize any disruption in service to hotel guests, consists of the following four steps:

Step 1 -- Inventory:               Conduct an inventory to identify (a) all
                                   computer hardware and software systems and building systems in use and (b) any potential year 2000 problems that may exist in such systems.

Step 2 -- Vendor Survey:           Identify and contact third-party vendors to
                                   determine whether their systems or services are or will be made year 2000 compliant. We are conducting Step 2 simultaneously with Step 1.

Step 3 -- Planning and Cost
Estimation:                        Prepare a prioritized year 2000 compliance
                                   plan for remediation or replacement of
                                   non-compliant systems. Step 3 will be
                                   performed through a joint effort between management and hotel owner representatives and a year 2000 consultant.

Step 4 -- Implementation and
Testing: Implement the year 2000 compliance plan prepared in Step 3 and test all systems to ensure maximum possible compliance and develop contingency plans for continuing operations in the event problems arise.

We have engaged a consultant to complete Steps 1 and 2, at an estimated cost of $13,500 per hotel for upscale hotels and $7,500 for midscale and economy hotels. We have instructed the hotels that we operate to increase their capital budgets for 1999 to accommodate this cost. The inventories at the hotels and our corporate offices have been substantially completed. In addition, we are currently determining the year 2000 readiness of the third-party vendors identified by our consultant during these inventories.

At this time, we cannot identify the total costs that will be incurred to complete Steps 3 and 4. Our management and information systems department is in the process of completing initial written assessments, however, which prioritize the corporate and hotel year 2000 compliance plans for remediation and estimate the costs of such remediation. Once each written assessment is finalized, we will be able to provide an estimate of those costs. We have instructed all hotels that we manage and lease to include in their 1999 capital budgets a minimal amount (ranging from $10,000 to $50,000, depending on the size of the hotel) to be utilized for these purposes. As specific costs become known, our budgets will be adjusted as necessary.

We believe that the expenses incurred to complete the year 2000 compliance program at each managed hotel are the responsibility of the hotel owner, and we believe that the terms of our management contracts provide adequate basis for this position. Nonetheless, it is possible that some third-party hotel owners may challenge this position. With respect to the hotels leased by us, we also believe that the expenses associated with year 2000 compliance with respect to our leased hotels are the responsibility of the hotel owner. To the extent that such expense is not considered a capital expenditure, however, it may be deemed to be our responsibility. Further, we will be responsible for funding the year 2000 compliance expenses for corporate operations. These expenses, which will cover both updating and replacing system components, will be funded through operating cash flow. The costs incurred to date have not been material. We have provided for approximately $2.7 million in capital expenditures in our 1999 management and information systems capital budget, approximately $2.4 million of which is expected to be spent addressing our year 2000 issues.

Our time and cost estimates for year 2000 compliance are based on currently available information. These estimates could be affected by unforeseen developments including the availability and cost of trained personnel, the ability to locate and correct problems in all relevant systems, and the year 2000 compliance efforts of our third-party vendors. We believe the most likely "worst-case" scenario is that our third-party vendors may not be year 2000 compliant, which could potentially cause disruptions in operations at hotels which use the services of such third-party vendors. In addition, operations at our hotels outside the United States may be adversely affected by failures of businesses in those countries to take adequate steps to address the year 2000 problem. While such failures could affect critical operations at our hotels in a significant manner, we cannot at present estimate either the likelihood or the potential cost of such failures. The contingency plans for continuing operations referenced in Step 4 described above are being developed to address these failures, using existing disaster contingency plans in place at our hotels. In addition, while we believe the indemnification provisions in our management contracts and leases provide adequate protection from liability that may arise from a failure to be year 2000 compliant, such failure could result in lower hotel revenues (and, as a result, lower management fee revenues) because of general adverse economic conditions and lower profits caused by expenses incurred with contingency plans.

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our directors and executive officers. The Board will in general be classified into three classes, with the initial members to serve for the periods identified below.


NAME                                     AGE                        POSITION
----                                     ---                        --------
Thomas F. Hewitt                           55    Chief Executive Officer and Chairman of the
                                                 Board of Directors (term on Board of Directors
                                                 expiring 2002)
J. William Richardson                      51    Chief Financial Officer and Executive Vice
                                                 President, Finance and Administration
Kevin P. Kilkeary                          47    President and Chief Operating Officer
Henry L. Ciaffone                          58    Executive Vice President, International
                                                 Operations and Development
Charles R. Tomb                            44    Senior Vice President, Development
Timothy Q. Hudak                           36    Senior Vice President and General Counsel
Michael L. Ashner                          46    Director (term expiring 2001)
Benjamin D. Holloway                       74    Director (term expiring 2001)
Stephen P. Joyce                           39    Director (term expiring 2001)
Phillip H. McNeill, Sr.                    60    Director (term expiring 2002)
Anne L. Raymond                            40    Director (term expiring 2000)


THOMAS F. HEWITT became our Chief Executive Officer and the Chairman of our Board of Directors in March 1999. Mr. Hewitt previously was President and Chief Operating Officer of Carnival Resorts & Casinos, where he headed all hotel and resort operations. At Carnival Resorts & Casinos, Mr. Hewitt was responsible for over 80 hotels and 17,000 employees in the United States, South America, the Caribbean and Mexico. Mr. Hewitt joined Carnival Resorts & Casinos in 1985 (when it was known as The Continental Companies) after a career spanning more than 20 years with Sheraton Corporation, most recently as the President of its North American division from 1983 to 1985.

J. WILLIAM RICHARDSON was Old Interstate's Chief Financial Officer and Executive Vice President, Finance and Administration from 1994 until its merger with Patriot, and has served in the same capacities for us since the merger. Mr. Richardson previously served as Controller and Treasurer of Old Interstate since 1988. Previously, Mr. Richardson was Vice President and a partner in an Atlanta-based hotel management and development company and worked with Marriott Corporation prior thereto. His experience in the hospitality industry spans over a period of approximately 28 years. He served as our acting President and Chief Executive Officer from January to March of 1999.

KEVIN P. KILKEARY became our President and Chief Operating Officer in April 1999. Mr. Kilkeary previously served as our Executive Vice President, and as our Senior Vice President and President and Chief Operating Officer, Crossroads Hospitality. Mr. Kilkeary joined Old Interstate in 1972 and held a variety of positions in hotels and at the corporate office, including executive positions as General Manager, Regional Vice President of Operations, Vice President of Sales and Marketing and Vice President of Staff Operations.

HENRY L. CIAFFONE is our Executive Vice President, International Operations and Development, a position he has held since January 1999. Mr. Ciaffone, who joined Old Interstate in 1989, previously served as our Senior Vice President and Treasurer. Prior to joining Old Interstate, Mr. Ciaffone held positions in hotel finance and real estate development at Koala Inns of America, Sheraton Corporation and the Howard Johnson Company.

CHARLES R. TOMB is our Senior Vice President of Development. He joined Old Interstate in 1992, and most recently, he oversaw Old Interstate's development activities in the Western Region as Vice President of Development. Mr. Tomb has approximately 20 years of experience in the hotel industry, including prior positions with Holiday Inns Worldwide, Americana Hotels & Resorts and Hyatt Hotels.

TIMOTHY Q. HUDAK joined Old Interstate in 1992 as Assistant General Counsel and now serves as our Senior Vice President and General Counsel. Prior to joining Old Interstate, Mr. Hudak held the position of Associate General Counsel for Cyclops Industries, Inc. and, prior to that, practiced law at the firm of Tucker Arensberg.


MICHAEL L. ASHNER joined our Board of Directors in May 1999. Mr. Ashner presently serves as President and Chief Executive Officer of Winthrop Financial Associates, a real estate investment banking firm which owns and manages approximately 6 million square feet of office and commercial space and 300 hotel rooms, a general partner of Cecil Associates, which owns 20 Days Inns hotels, and Chief Executive Officer of Newkirk Associates, which owns and manages more than 40 million square feet of office and retail space. Mr. Ashner also serves as President of Exeter Capital Corporation and from 1984 to 1994 served as President and Chief Executive Officer of National Property Investors, Inc., a real estate investment banking firm which owned and managed in excess of 40,000 apartments, 5 million square feet of office and commercial space and 4,500 hotel rooms. Mr. Ashner also serves as a member of the Boards of Directors of Nexthealth, Inc. and NBTY, Inc.



BENJAMIN D. HOLLOWAY joined our Board of Directors in May 1999. Mr. Holloway is presently a financial consultant who serves as a member of the Board of Directors of Alliance Capital Management L.P. Mr. Holloway served in numerous capacities over a nearly forty year career with Equitable Life Assurance Society, where he most recently served as Vice Chairman of the Board (and Director) from 1987 to 1990. Mr. Holloway also served as a director or trustee of many charitable and educational organizations, including Duke University, The American Academy in Rome and the Cathedral Church of St. John the Divine.



STEPHEN P. JOYCE joined our Board of Directors in May 1999. Mr. Joyce is Senior Vice President of Franchising for Marriott International's full-service brands, Marriott Hotels, Resorts and Suites, and Renaissance Hotels. Mr. Joyce is a 17 year veteran of Marriott. Before joining Marriott Lodging in 1988, Mr. Joyce was the senior manager of Marriott's Corporate Finance Group and Partnership and Syndication Group, and has also served as a financial and operational consultant. He also served on committees with the International Franchise Association and the Clothes Closet, Inc.



PHILLIP H. MCNEILL, SR. joined our Board of Directors in May 1999. Mr. McNeill is Chairman of the Board and Chief Executive Officer of Equity Inns, Inc. and has been Chairman and President of McNeill Investment Company, Inc. since 1977. From 1963 to 1977, he served in various capacities, including President and Chief Executive Officer, with Schumacher Mortgage Company, Inc., a mortgage banking firm and subsidiary of Time, Inc. Mr. McNeill has served as President and Director of the Memphis Mortgage Bankers Association and the Tennessee State Mortgage Bankers Association. He is currently serving as a member of the Board of Directors of National Commerce Bancorporation, a trustee of Rhodes College and board member of the Society of Entrepreneurs and Memphis Museum System.


ANNE L. RAYMOND joined our Board of Directors in May 1999. Ms. Raymond serves as Executive Vice President and Chief Investment Officer of Patriot/Wyndham. Ms. Raymond joined Patriot/Wyndham in January 1998 in connection with the closing of Patriot's merger with Wyndham's predecessor. Prior to

Patriot's merger with Wyndham's predecessor, Ms. Raymond served as Executive Vice President and Chief Financial Officer and director of Wyndham's predecessor.

DIRECTOR COMPENSATION


Directors who are not employees of Interstate are paid an annual retainer fee of $15,000 in quarterly installments of $3,750. In addition, each such director will be paid $1,000 for attendance at each meeting of our Board of Directors and $750 for attendance at each meeting of a committee of our Board of Directors of which such director is a member held on a date other than a date on which a full Board of Directors meeting is held. The annual retainer fee and meeting fees will be paid in cash, but the directors will be entitled to elect in advance to receive all or part of the fees in the form of Interstate shares. Directors who are employees of ours will not receive any fees for their service on the Board of Directors or a committee thereof. In addition, we will reimburse directors for their out-of-pocket expenses incurred in connection with their service on the Board of Directors.

EXECUTIVE COMPENSATION


Interstate was incorporated in May 1998. The following table sets forth information regarding (i) the compensation paid or accrued in 1998 by Old Interstate and Interstate, as well as (ii) the expected compensation to be paid in 1999 by Interstate to Old Interstate's (and Interstate's) former Chief Executive Officer, Interstate's new Chief Executive Officer and each of the four other most highly compensated executive officers of Old Interstate and Interstate who are expected to be executive officers of Interstate during 1999 and who earned at least $100,000 in total salary and bonus from Old Interstate and Interstate in 1998. The executive officers listed in the table below (other than Mr. Parrington, who resigned effective December 31, 1998) are sometimes referred to elsewhere in this Information Statement/Prospectus as the "Named Executive Officers."


                           SUMMARY COMPENSATION TABLE


                                                                                                  EXPECTED 1999
                               1998 COMPENSATION    LONG-TERM COMPENSATION                       COMPENSATION(1)
                              -------------------   -----------------------                    -------------------
                                                     SECURITIES
                                                     UNDERLYING      LTIP     ALL OTHER 1998
NAME AND PRINCIPAL POSITION    SALARY     BONUS       OPTIONS      PAYOUTS     COMPENSATION     SALARY     BONUS
---------------------------   --------   --------   ------------   --------   --------------   --------   --------
Thomas F. Hewitt(2).........        --         --       --              --              --     $333,333(2) $666,667(2)
Chief Executive Officer and
  Chairman of the Board
W. Thomas Parrington,
  Jr. ......................  $380,173   $565,000       --              --      $6,994,688(3)        --         --
Former President and Chief
  Executive Officer
J. William Richardson.......   265,123    397,684       --              --       4,145,690(4)   285,000    570,000
Chief Financial Officer and
  Executive Vice President,
  Finance and Administration
Kevin P. Kilkeary...........   242,844    273,199       --              --       2,346,519(5)   270,000    472,500
President and Chief
  Operating Officer
Henry L. Ciaffone...........   181,610    187,567       --              --       2,016,934(6)   218,750    262,500
Executive Vice President,
  International Operations
  and Development
Charles R. Tomb.............   160,284     75,000       --              --       1,113,663(7)   190,000    237,500
Senior Vice President,
  Development


-------------------------
(1) The amounts listed under "Expected 1999 Compensation" represent the expected salary and the maximum bonus possible.


(2) Mr. Hewitt became our Chief Executive Officer and the Chairman of our Board of Directors in March 1999. Mr. Hewitt's expected 1999 compensation is for the period from March 1, 1999 to December 31, 1999.


(3) Consists of a change in control payment of $12,561, stock option proceeds of $3,800,000, special bonus of $430,000, loan forgiveness of $2,048,436, Executive Retirement Plan contribution of $49,400, and deferred compensation payment of $654,291.

(4) Consists of a change in control payment of $9,690, stock option proceeds of $1,921,875, special bonus of $300,000, loan forgiveness of $1,060,920, Executive Retirement Plan contribution of $34,466, and deferred compensation payment of $818,739.

(5) Consists of stock option proceeds of $1,070,125, loan forgiveness of $90,000, and a change in control payment of $1,186,394.


(6) Consists of stock option proceeds of $412,500, loan forgiveness of $170,000, and a change in control payment of $955,314 with a tax gross up of $479,120.



(7) Consists of stock option proceeds of $155,000, deal commission of $11,134, relocation expenses of $111,212, restricted stock of $79,844, a change in control payment of $747,713, and a car allowance of $8,760.


COMPENSATION PLANS AND ARRANGEMENTS


MANAGEMENT BONUS PLAN. We have established a Management Bonus Plan under which all key management employees who are directly involved in our growth and success (other than Messrs. Hewitt, Richardson and Kilkeary, whose bonuses are to be determined pursuant to their employment agreements) are eligible to receive bonuses based upon the achievement of specified targets and goals for Interstate and the individual employee. Awards under the Management Bonus Plan are made by the Compensation Committee of the Board of Directors and range from zero to specified levels depending on the position of the individual. Currently, approximately 80 corporate employees are eligible for awards under the Management Bonus Plan, with approximately 40 of such employees eligible to receive up to 45% of their base salaries, approximately ten of such employees eligible to receive up to 55% of their base salaries and four of such employees eligible to receive up to 125% of their base salaries.


EXECUTIVE RETIREMENT PLAN. Our employees holding job classifications of Vice President or above, including the Named Executive Officers, will be eligible to participate in our Executive Retirement Plan. The plan is intended to be a non-qualified and unfunded plan maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. Actual participation in the plan will be determined by the Board or a committee of the Board.

We plan to contribute 8.0% of each participant's base salary to the plan and we may make discretionary contributions of up to an additional 5.0% of each participant's base salary. These discretionary contributions will be based on our net increase in earnings per share in a given year. In addition, plan participants will be eligible to designate a portion (to be specified by the Board or the committee administering the plan) of their cash bonus to be contributed to the plan.


The funds contributed by Interstate or participants will be held in a grantor trust established by Interstate. Unless the Board or the committee administering the plan determines that the amounts contributed to the plan on behalf of a participant are payable earlier, in general, a participant in the plan will receive his plan benefits one year after his retirement or termination of employment. Plan benefits are paid out in a lump sum and are deductible by Interstate and taxable to the plan participant as ordinary income upon receipt by the participant.



STOCK PURCHASE PLAN. We plan to establish a Stock Purchase Plan. Under the Stock Purchase Plan, each full-time employee who has completed 12 consecutive months of employment with Interstate or a predecessor, excluding any employee whose customary employment is not for more than 20 hours per week or more than five months per calendar year, is eligible to participate. A participating employee may elect to authorize us to withhold a maximum of 8.0% of such employee's salary. The withheld amount will be held in the participating employee's account and used to purchase Interstate shares on a semi-annual basis at a price equal to a designated percentage, established semi-annually by the Board or the administrator of the plan, from 85% to 100% of the average closing sale price for Interstate shares as reported by The Nasdaq National Market on the date the shares are purchased. Such sale price may not be less than the lesser of (i) 85% of the fair market value of such shares on the date of the regular offering of the right to participate in such plan and (ii) 85% of the fair market value of such shares on the date the shares are purchased. The fair market value of the shares available for purchase by a participating employee (determined as of the offering date) generally may not exceed $25,000 per calendar year.



Employees may generally resell Interstate shares acquired under the Stock Purchase Plan without restrictions. Any "affiliate" who acquires Interstate shares under the Stock Purchase Plan, however, may resell only upon compliance with Rule 144 under the Securities Act, except that the one-year holding period requirement of Rule 144 will not apply. For this purpose, the term "affiliate" includes any participating employee who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Interstate.



We expect to reserve 400,000 authorized but unissued Interstate shares for purchase under the Stock Purchase Plan. The Stock Purchase Plan will remain in effect until terminated at any time by the Board, except that such termination will be subject to employees' rights to purchase shares in any outstanding semi-annual offering period.

The Stock Purchase Plan may be amended from time to time by the Board. No amendment will increase the aggregate number of Interstate shares that may be issued and sold under the Stock Purchase Plan (except for authorizations pursuant to the antidilution provisions of the Stock Purchase Plan) without further approval by our shareholders. Furthermore, no amendment that would cause the Stock Purchase Plan to fail to meet the requirements of Section 423 of the Code will be adopted without shareholder approval.


EQUITY INCENTIVE PLAN. Our Equity Incentive Plan is designed to attract and retain qualified officers and other key employees. The Equity Incentive Plan authorizes the grant of:


- options to purchase Interstate shares;


- restricted shares;

- unrestricted shares; and

- deferred shares.

The Board or a committee of the Board will administer the Equity Incentive Plan and determine to whom grants will be made and the terms and conditions thereof.


The number of Interstate shares that may be issued or transferred and covered by outstanding awards granted under the Equity Incentive Plan shall initially equal 2,300,000 shares. As of December 31, 1999 and each June 30 and December 31 thereafter, an additional positive number equal to 20% of the additional shares of common stock issued during that six-month period will be added to the total number of Interstate shares subject to the plan. Officers, Directors, and our key employees and consultants and those of our subsidiaries may be selected to receive benefits under the Equity Incentive Plan. Shortly after the spin-off, 181,917 restricted Interstate shares and options to purchase approximately 1.75 million Interstate shares will be granted to Interstate employees, and approximately 370,000 shares will be available for additional awards under the Equity Incentive Plan.



The Board or the committee administering the plan may grant stock options that entitle the optionee to purchase Interstate shares at a price equal to or greater or less than market value on the date of grant. The exercisability of such stock options may be conditioned on the achievement of specified performance objectives. Subject to adjustment as provided in the Equity Incentive Plan, no participant shall be granted stock options, in the aggregate, for more than 400,000 shares during any calendar year.



An award of restricted shares involves the immediate transfer by us to a participant of ownership of a specific number of Interstate shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in the shares. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the Board or the committee administering the plan may determine. Restricted shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code, for a period to be determined by the Board or the committee administering the plan. The Board or the committee administering the plan could provide, for example, that the restricted shares would be forfeited if the participant failed to serve as an officer or other salaried employee of Interstate for a specified number of years. The Board or the committee administering the plan may provide for a shorter period during which the forfeiture provisions are to apply in the event of a change in control of Interstate or other similar transaction or event.


Like restricted shares, an award of unrestricted shares:


- involves the immediate transfer by us to a participant of ownership of a specific number of Interstate shares in consideration of the performance of services;


- entitles the participant immediately to voting, dividend and other ownership rights in the shares; and

- may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant.

Unlike restricted shares, however, unrestricted shares are not subject to forfeiture.


An award of deferred shares constitutes an agreement by us to deliver Interstate shares to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during a deferral period as the Board or the committee administering the plan may specify. During the deferral period, the participant has no right to transfer any rights covered by the award and no right to vote the shares covered by the award. On or after the date of any grant of deferred shares, the Board or the committee administering the plan may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional Interstate shares. Grants of deferred shares may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred shares must be subject to a deferral period, as determined on the date of grant by the Board or the committee administering the plan. The Board or the committee administering the plan, however, may provide for a shorter deferral period in the event of a change in control of Interstate or other similar transaction or event.


With limited exceptions, no stock option or other "derivative security" within the meaning of Rule 16b-3 under the Exchange Act is transferable by a participant except by will or the laws of descent and distribution. Stock options generally may not be exercised during a participant's lifetime except by the participant or, in the event of the participant's incapacity, by the participant's guardian or legal representative acting in a fiduciary capacity on behalf of the participant under state law and court supervision. Notwithstanding the foregoing, the Board or the committee administering the plan, in its sole discretion, may provide for the transferability of the particular awards under the Equity Incentive Plan so long as such provisions will not disqualify the exemption for other awards under Rule 16b-3 under the Exchange Act if such rule is then applicable to awards under the plan.

The maximum number of shares that may be issued or transferred under the Equity Incentive Plan, the number of shares covered by outstanding stock options, and the option prices or base prices per share applicable thereto, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants and similar transactions or events. In the event of any such transaction or event, the Board or the committee administering the plan may provide in substitution for any or all outstanding awards under the Equity Incentive Plan such alternative consideration as it may in good faith determine to be equitable in the circumstances, and may require the surrender of all awards so replaced. The Board or the committee administering the plan may also, in order to reflect any such transaction or event, make or provide for adjustments in the number of shares that may be issued or transferred and covered by outstanding awards granted under the Equity Incentive Plan and the number of shares permitted to be covered by stock options granted to any one participant during any calendar year.


The Equity Incentive Plan may be amended from time to time by the Board or the committee administering the plan. Without further approval by shareholders, however, no such amendment may (i) increase the aggregate number of Interstate shares that may be issued or transferred and covered by outstanding awards or increase the number of shares which may be granted to any participant in any calendar year or (ii) otherwise cause Rule 16b-3 under the Exchange Act to cease to be applicable to the Equity Incentive Plan.


To the extent that a participant in any of our plans recognizes ordinary income by virtue of his participation in such plan, we or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, any applicable reporting obligations are satisfied and the income:

- meets the test of reasonableness;

- is an ordinary and necessary business expense;

- is not an "excess parachute payment" within the meaning of Section 280G of the Code; and

- is not disallowed by the $1.0 million limitation on compensation paid to each of our Chief Executive Officer and our four other most highly compensated executive officers during any fiscal year.

EMPLOYMENT AND CHANGE-IN-CONTROL AGREEMENTS

We have entered into an employment agreement with Mr. Hewitt pursuant to which:


- He shall serve as Chief Executive Officer and Chairman of the Board of Interstate.


- He shall be employed for a term beginning March 1, 1999 and ending February 28, 2003 subject to, on the second anniversary of the date of his employment and every even-numbered anniversary thereafter, automatic two year extensions, unless either party gives 90 days prior written notice otherwise.

- With respect to termination of Mr. Hewitt's employment, he shall be entitled to receive:

     - his minimum bonus, if he is terminated for cause or resigns without good reason;

     - his minimum bonus, an amount equal to twice his base pay and minimum bonus, continuation for 24 months of his employee benefits, and acceleration of his restricted stock grant, if his employment is terminated for any reason other than cause or disability; and

     - his minimum bonus for the year of termination of his employment, his base pay and minimum bonus for a period of 12 months following the termination of his employment, and acceleration of his restricted stock grant, if his employment is terminated as a result of his death or disability.


- In the event of a change in control of Interstate, Mr. Hewitt shall be entitled to:


     - a $2 million cash payment, acceleration of his restricted stock grant, and benefits continuation, in the event that his employment is terminated without cause or he resigns for good reason within 36 months of the change in control;

     - a $2 million cash payment, acceleration of his restricted stock grant, and benefits continuation, in the event that he terminates his employment for any reason within the first 24 months immediately following the change in control; and

     - a gross-up of his compensation under this section if he incurs the tax on "excess parachute payments" under the Code.

- Mr. Hewitt has agreed to non-compete and non-solicitation provisions.


- Mr. Hewitt is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.


- Mr. Hewitt is entitled to have his legal fees and related expenses paid by us in connection with interpretation, enforcement or defense of his rights under the employment agreement.


- Mr. Hewitt will be issued 181,917 restricted Interstate shares which shall vest over four years. If Mr. Hewitt decides to file an election pursuant to
  Section 83 of the Code, we shall provide Mr. Hewitt a personal loan to cover his income tax and employment tax liabilities associated with the restricted stock grant. If, on the earlier of February 28, 2003 or the date Mr. Hewitt's employment is terminated other than for cause, the market value of the stock granted to Mr. Hewitt is less than $1.5 million, we shall forgive such loan in proportion to the amount by which the market value of the stock granted to Mr. Hewitt is less than $1.5 million.



- Additionally, we shall provide Mr. Hewitt with a loan of $400,000 which will be due in either six years or 30 days after the termination of Mr. Hewitt's employment, whichever is earlier. If Mr. Hewitt's employment is terminated other than for cause, however, such loan shall be forgiven.



We have also entered into employment agreements with Mr. Ciaffone and Mr. Tomb, and a letter agreement with Mr. Kilkeary.


Pursuant to the terms of Mr. Ciaffone's employment agreement:


- The term of Mr. Ciaffone's employment is three years ending November 30, 2001, which shall be automatically extended for additional one-year terms unless terminated by either party giving written notice to the other party 90 days prior to a scheduled term expiration date.


- In the event of the termination of Mr. Ciaffone's employment for any reason other than cause or disability, he shall be entitled to (i) the greater of either his salary and bonus for the immediately preceding six months or his salary and bonus for the remainder of the term of the agreement, and (ii) the continuation of health and other welfare benefits for six months following termination of employment.

- Mr. Ciaffone has agreed to non-compete and non-solicitation provisions.


- Mr. Ciaffone is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.


- Mr. Ciaffone is entitled to have his legal fees and related expenses paid by us in connection with enforcing or defending his rights under the employment agreement.

Pursuant to the terms of Mr. Tomb's employment agreement:


- The term of Mr. Tomb's employment is three years ending June 1, 2001, which shall be automatically extended for additional one-year terms unless otherwise terminated by either party giving written notice to the other party 90 days prior to a scheduled term expiration date.


- As a result of the change in control triggered by the merger of Old Interstate into Patriot, Mr. Tomb has received 50% of the severance compensation he was entitled to receive under his severance agreement with Old Interstate in place at the time of the merger.

- Mr. Tomb has received a loan in an amount equal to the remaining 50% of such severance compensation, which amortizes over a 30-month period.

- At any time prior to the date that is 30 days following the effective date of the spin-off, Mr. Tomb may elect to terminate his employment with or without cause, and the entire severance loan will be forgiven.

- After such date, if Mr. Tomb terminates his employment for reasons other than a change in control or a material change in his job responsibilities, he is required to repay the unamortized portion of the severance loan.

- In the event we terminate Mr. Tomb without cause or either Mr. Tomb or we terminate his employment as the result of a change in control or a material change in his job responsibilities during the initial three year term of his employment, he is entitled both to forgiveness of the severance loan and continuation of health and other welfare benefits for the greater of 18 months or the remainder of the term of the agreement.

- If we terminate Mr. Tomb without cause or he terminates his employment as a result of a change in control or a material change in his job responsibilities after the expiration of the initial three year term of his employment, he is entitled to an amount equal to his salary and bonus for up to a maximum of six months.

- Mr. Tomb has agreed to non-compete and non-solicitation provisions.


- Mr. Tomb is obligated to keep in strict confidence any trade secrets and confidential business and technical information of Interstate.


- Mr. Tomb is entitled to have his legal fees and related expenses paid by us in connection with interpretation, enforcement or defense of his rights under the employment agreement.


Pursuant to the terms of the letter agreement regarding the terms of Mr. Kilkeary's employment:



- The term of Mr. Kilkeary's employment shall be three years.



- Mr. Kilkeary shall serve as President and Chief Operating Officer of Interstate upon completion of the spin-off.



- Mr. Kilkeary shall receive options to purchase up to 150,000 Interstate shares.



- Mr. Kilkeary shall receive a $300,000 loan, of which 50% will be forgiven over three years.



- Mr. Kilkeary and Interstate have agreed to include in Mr. Kilkeary's employment agreement mutually acceptable terms with respect to a change in control of the company taking place during the term of Mr. Kilkeary's contract.


We are currently negotiating the terms of employment agreements with the other Named Executive Officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EXECUTIVE LOANS


In 1996, Interstate's predecessor loaned $2.0 million and $1.0 million to Messrs. Parrington and Richardson, respectively. The remaining unpaid balances of these loans, along with additional loans of $134,062 and $96,000, respectively, were forgiven as of June 2, 1998 in connection with Old Interstate's merger into Patriot and in accordance with the change of control provisions of their respective severance agreements with Old Interstate. Interstate also loaned an additional $100,000 and $357,317 to Messrs. Parrington and Richardson, respectively, as advances against their 1998 bonuses. Mr. Parrington repaid his loan with a portion of his 1998 bonus upon his resignation. Mr. Richardson's loan remains outstanding and we have agreed to forgive the loan if Mr. Richardson remains with Interstate at least 90 days following the spin-off.



On June 2, 1998, in connection with Old Interstate's merger into Patriot and in accordance with the change of control provisions of their respective severance agreements with Old Interstate, Interstate forgave loans in the amount of $90,000 and $170,000 to Messrs. Kilkeary and Ciaffone, respectively. Interstate loaned Mr. Ciaffone an additional $232,200, which was repaid in full on October 29, 1998.



Interstate has also loaned $238,000 to Mr. Tomb to cover expenses incurred in his relocation to Pittsburgh, as well as $29,774 as an advance against his 1998 bonus.


VOTING AGREEMENT


GENERAL. Upon consummation of the spin-off, three directors and/or executive officers of Patriot/ Wyndham and entities with which the directors and/or officers are affiliated will enter into a Voting Agreement with Interstate. Such directors, officers, and affiliated entities shall be referred to in the section as the "Shareholders."



VOTING PROVISIONS. The Voting Agreement will apply to all shareholder votes taken at any time when the Shareholders, together with Patriot/Wyndham and other identified directors and executive officers of Patriot/Wyndham (collectively referred to in this section as the "Affiliated Shareholders"), own greater than 9.9% of the outstanding Interstate shares. The Voting Agreement will provide that, in such circumstances, the Shareholders will vote their Interstate shares in proportion with the results of voting on the particular matter by all Interstate shareholders other than the Shareholders and the Affiliated Shareholders. This proportional voting will have the effect of nullifying the impact of voting by the Shareholders on the particular matter and reducing the impact of voting by the Affiliated Shareholders on such matter.



DIVESTITURE PROVISIONS. The Voting Agreement will also provide that the Shareholders will use reasonable efforts to sell or otherwise dispose of a number of Interstate shares such that the Shareholders and the Affiliated Shareholders will collectively own 9.9% or less of the outstanding Interstate shares by the first anniversary of the spin-off. Based on their holdings of Patriot securities on May 21, 1999, we estimate that the Shareholders and the Affiliated Shareholders will collectively own approximately 933,000 Interstate shares, or 14.9% of the outstanding Interstate shares, upon consummation of the spin-off. The Shareholders will thus be obligated under the Voting Agreement to sell an aggregate of approximately 315,000 Interstate shares, or 5.0% of the outstanding Interstate shares, by the first anniversary of the spin-off. Thereafter, the Shareholders' selling obligations will become effective again at any time within five years after the spin-off that the Shareholders are informed by Interstate that the Shareholders and the Affiliated Shareholders collectively own greater than 9.9% of the outstanding Interstate shares.



INTERSTATE CALL RIGHT. In the event that the Shareholders fail to comply with their obligations to sell Interstate shares as described above within five years after the spin-off, Interstate will have a call right to purchase from the Shareholders for fair market value the number of Interstate shares the Shareholders were obligated to sell. Marriott will have the right to compel Interstate to exercise its call right if Interstate fails to do so.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The following table sets forth the number of Interstate shares that will be beneficially owned immediately following the spin-off and the related transactions by each person or "group" known to us to be the beneficial owner of more than 5% of Interstate shares, each of our directors and Named Executive Officers, and all of our directors and executive officers as a group. Unless indicated otherwise, the address for each of the persons named in the table is c/o Interstate Hotels Corporation, 680 Andersen Drive, Foster Plaza Ten, Pittsburgh, Pennsylvania 15220. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" as of a given date of any shares which such person has the right to acquire within 60 days after such date.



                                                            NUMBER OF       PERCENTAGE OF
NAME                                                       SHARES OWNED    SHARES OWNED(1)
----                                                       ------------    ----------------
Thomas F. Hewitt.........................................    189,586(2)          3.0%
J. William Richardson....................................        538(3)            *
Kevin P. Kilkeary........................................        671               *
Henry L. Ciaffone........................................         --              --
Charles R. Tomb..........................................        114               *
Michael L. Ashner........................................      3,528               *
Benjamin D. Holloway.....................................         --              --
Stephen P. Joyce.........................................         --              --
Phillip H. McNeill, Sr...................................     36,230               *
Anne L. Raymond..........................................     20,177               *
All directors and executive officers as a group (10
  persons)...............................................    250,844             4.0


-------------------------

* Less than 1%


(1) Calculated after giving effect to the cancellation of the shares issued to the counterparties to the forward equity contracts with Patriot.



(2) Includes 181,917 restricted Interstate shares, 25% of which will vest on March 1, 2000, March 1, 2001, March 1, 2002 and February 28, 2003,
    respectively.



(3) Includes four shares held by Mr. Richardson's daughter.


                          DESCRIPTION OF CAPITAL STOCK

We have summarized below the material provisions of our Articles of Incorporation and Bylaws as they are contemplated to be in effect at the time of the spin-off. Our summary may not contain all of the information that is important to you. See "Where You Can Find More Information" for information about how to obtain a copy of the documents we refer to in this section.

CAPITAL STOCK


Under the Articles of Incorporation, we are authorized to issue up to 20 million shares of stock, consisting of:



        -  14 million shares of Class A common stock;



        -  500,000 shares of Class B common stock;



        -  500,000 shares of Class C common stock; and



        -  5 million shares of preferred stock.

COMMON STOCK. Each holder of Class A shares, Class B shares and Class C shares shall be entitled to one vote for each share held by such holder and no shareholders shall have cumulative voting rights. The three classes shall vote separately for the election of Interstate's Board of Directors as explained in detail under "Additional Corporate Governance and Takeover-related
Matters -- Board of Directors."


If Marriott and its affiliates own in the aggregate at least two percent of our outstanding stock, then we are prohibited from entering into various transactions with any of Patriot/Wyndham or its affiliates unless the holders of the Class B shares (Marriott) give their approval. If Patriot/Wyndham and its affiliates own in the aggregate at least two percent of our outstanding stock, then we are prohibited from entering into various transactions with any of Marriott or its affiliates unless the holders of the Class C shares (Wyndham) give their approval. Except as required by law, the holders of common stock shall vote together as a single class on all other matters submitted to stockholders for a vote. In all respects other than those mentioned above, each class of common stock shall be identical and shall entitle its holders to identical rights and privileges. We will be distributing Class A shares in the spin-off. The Class B shares will be held by Marriott and the Class C shares will be controlled by Wyndham.

Holders of shares of common stock have no preemptive, subscription or redemption rights, and no liability exists for further calls or assessments. Holders of Class B and Class C shares may, at their discretion, convert their respective shares into Class A shares. The Class B shares and Class C shares will automatically convert into Class A shares upon the occurrence of events specified in the bylaws, including the transfer of Class B or Class C shares from Marriott or Wyndham, as the case may be, to an unaffiliated entity.


Holders of shares of common stock are entitled to receive such dividends as may be declared by our Board out of funds legally available for the payment of dividends. Upon the liquidation, dissolution or winding up of Interstate, holders of shares of common stock share ratably in those assets of Interstate available for distribution to stockholders generally, subject to the preferential rights of any then outstanding shares of preferred stock. No shares of preferred stock are currently outstanding.



PREFERRED STOCK. The preferred shares may be issued in one or more series, with such rights and qualifications as our Board may determine before such shares are issued. Our Board could, without the approval of stockholders, issue preferred shares having voting or conversion rights that could adversely affect the voting power of the holders of common stock. In addition, the issuance of preferred shares could be used to render more difficult or discourage a hostile takeover of Interstate.


STOCK EXCHANGE LISTING


We have applied to list our common stock for trading on The Nasdaq National Market.


There is currently no trading market for our shares. The price at which our shares will trade after the spin-off cannot be predicted. Until our shares are fully distributed and an orderly market develops, the prices at which trading in our shares occurs may fluctuate significantly. The price at which our stock trades will be determined by the marketplace and may be influenced by many factors, including:

     - the depth and liquidity of the market for our stock;


     - investor perception of Interstate and our business;


     - our dividend policy;

     - interest rates; and

     - general economic and market conditions.

SHARES AVAILABLE FOR RESALE


Interstate shares distributed to you in the spin-off may be traded freely and without restriction if you are not deemed to be an "affiliate" of Interstate under the rules of the SEC. Persons who may be deemed to be affiliates of Interstate after the spin-off include individuals or entities that control, are controlled by or are under common control with Interstate, and may include officers and directors of Interstate as well as principal stockholders of Interstate. Persons who are affiliates of Interstate will be permitted to sell their Interstate shares only pursuant to an effective registration statement or an exemption from the registration requirements of the securities laws.


ADDITIONAL CORPORATE GOVERNANCE AND TAKEOVER-RELATED MATTERS

The Articles of Incorporation and Bylaws provide for the following:

ACTIONS OF STOCKHOLDERS. Subject to exceptions for holders of Class B shares and Class C shares, our Articles of Incorporation do not permit actions to be taken by written consent. Stockholder actions may only be taken at annual or special meetings of the stockholders called in accordance with our Articles of Incorporation and Bylaws. Special meetings of stockholders may only be called by:

     - the vote of a majority of directors then in office;

     - by the Chairman of the Board or, if none is elected, by the Chief Executive Officer or, if none, the President; and


     - by the Secretary of Interstate upon the written request of the holders of a majority of all shares entitled to vote at such meeting.


Only business that is specified in the notice of the annual or special meeting or properly brought before the meeting may be discussed at any meeting. The first annual meeting of our stockholders will be held in 2000, on a date and at a time designated by the Board.


BOARD OF DIRECTORS. Our business and affairs are managed under the direction of our Board, which shall consist of six members until the first annual meeting of stockholders, expected to be held in 2000. Of the six initial directors, the holders of Class A shares will be entitled to elect five directors and the holders of Class B shares (Marriott) will be entitled to elect one director. Should a voting deadlock occur at any time while the Board consists of six members, Mr. Hewitt shall recuse himself from voting on the deadlocked issue in order to break the deadlock. The Board of Directors shall have a nominating committee and a compensation committee, each of which shall initially be composed of Messrs. Holloway and Ashner and Ms. Raymond. The Board of Directors will also have an audit committee, which shall initially be composed of Messrs. Holloway and Ashner.


At the first annual meeting of stockholders, the holders of Class C shares (Wyndham) shall be entitled to elect one director to the Board. If at the time of this election Patriot is no longer a REIT, the size of the Board shall be fixed at seven, and the number of directors which the holders of Class A shares are entitled to elect shall remain at five. If at the time of this election Patriot is still a REIT, the size of the Board shall be fixed at eleven, and the number of directors which the holders of Class A shares are entitled to elect shall be increased to nine. On March 1, 1999, Patriot/Wyndham publicly announced that, in connection with a proposed equity investment in Wyndham (the consummation of which is subject to numerous conditions), it plans to merge Patriot into a subsidiary of Wyndham and, in so doing, relinquish its REIT status. After September 30, 2003, or prior to such date upon the occurrence of events specified in our Articles of Incorporation, the size of the Board may be fixed by a resolution adopted by the Board.

Class A directors are elected by the holders of the outstanding Class A shares. Class A directors are classified into three classes, as nearly equal in number as possible, designated Class A-I, Class A-II and Class A-III. The term of the director(s) first appointed to Class A-I will expire at the annual meeting of stockholders to be held in 2000. The term of the director(s) first appointed to Class A-II will expire at the annual meeting of stockholders to be held in 2001. The term of the director(s) first appointed to Class A-III will expire at the annual meeting of stockholders to be held in 2002. Class A directors are elected for three-year terms by a plurality of votes cast by holders of Class A shares at each annual meeting.


The Class B director will be elected by the holders of Class B shares (Marriott) within ten days after the initial issuance of Class B shares. The term for the initial Class B director will expire at the annual meeting of stockholders to be held in 2001. Thereafter, the Class B director will serve one-year terms expiring at each subsequent annual meeting of stockholders. Class B directors are elected by a plurality of all votes cast by holders of Class B shares at such annual meeting or by unanimous written consent. Upon the occurrence of events specified in the bylaws, the Class B shares will automatically convert into Class A shares. In connection with this conversion:


     - the Class B director then in office will be removed;

     - the number of Class A directors will automatically be increased by one;
       and

     - the resulting vacancy will be filled by either the remaining directors or the holders of Class A shares.


The Class C director will be elected by the holders of Class C shares (Wyndham) as provided above. The term for the initial Class C director will expire at the annual meeting of stockholders to be held in 2001. Thereafter, the Class C director will serve one-year terms expiring at each subsequent annual meeting of stockholders. Class C directors are elected by a plurality of all votes cast by holders of Class C shares at such annual meeting or by unanimous written consent. Upon the occurrence of events specified in the bylaws, the Class C shares will automatically convert into Class A shares. In connection with this conversion:


     - the Class C director then in office will be removed;

     - the number of Class A directors will automatically be increased by one;
       and

     - the resulting vacancy will be filled by either the remaining directors or the holders of Class A shares.

The Bylaws provide that directors may only be nominated by the Board or by any stockholder who has delivered notice of his or her nominees not less than 75 days nor more than 120 days prior to any annual meeting. The stockholder's notice must contain specific information concerning the stockholder and the stockholder's nominees, including:

        -  their names and addresses;

        - proof that the stockholder is a stockholder of record and plans to appear in person at the annual meeting;


        - the class and number of shares of Interstate stock owned by such stockholder and the stockholder's nominees;


        - any agreements between the relevant parties pursuant to which the nomination is to be made; and


        - the signed consent of each nominee to serve as a director of Interstate, if elected.


The presiding officer of the annual meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements or the requirements of the securities laws.


Any vacancy that occurs on the Board will be filled by first giving effect to the respective rights of holders of Class B shares and Class C shares to replace Class B directors and Class C directors. Otherwise, (i) any vacancy on the Board which results from the removal of a director for cause may be filled by the affirmative vote of a majority of votes cast by the holders of Class A shares,
(ii) any vacancy occurring on the Board for any reason, except as a result of an increase in the number of directors, may be filled by a majority vote of the remaining directors, notwithstanding that such majority is less than a quorum, and (iii) any vacancy occurring on the Board as a result of an increase in the number of directors may be filled by a majority vote of the entire Board.


Any director may be removed from office for cause by the affirmative vote of the holders of at least 75% of the shares then entitled to vote at a meeting of stockholders called for that purpose. Additionally, any Class B director or Class C director may be removed from office with or without cause by the affirmative vote of a majority of the holders of Class B shares or the holders of Class C shares, respectively, at a meeting of such stockholders called for the purpose. Class B and Class C directors may also be removed by unanimous written consent of their respective class of stockholders.

INDEMNIFICATION OF OFFICERS AND DIRECTORS. We have agreed to indemnify our officers and directors to the maximum extent authorized or permitted under applicable law. Maryland's corporation law generally permits the liability of directors and officers to a corporation for monetary damages to be limited, unless it is proven that:

     - the director or officer actually received an improper personal benefit in money, property or services;

     - the director or officer acted in bad faith; or

     - the director's or officer's act or omission was the result of active and deliberate dishonesty.


In addition, it must be proven that the director's or officer's act or omission was material to the matter giving rise to the proceeding. In the case of a suit by or in the right of Interstate, however, a director or officer may not be indemnified in respect of any proceeding in which he shall have been adjudged liable to Interstate unless a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. Any amendment or repeal of our Articles of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.


AMENDMENT OF THE BYLAWS. Except as provided by law, the Board has the exclusive power to alter or repeal the Bylaws by the affirmative vote of a majority of the directors then in office. In limited circumstances, a bylaw may only be amended by (i) the affirmative vote of a majority of the directors than in office and each of the Class B and Class C directors or (ii) by the holders of a majority of the outstanding shares entitled to vote on the matter.

SHAREHOLDER RIGHTS PLAN


We intend to adopt a shareholder rights plan. In connection with the adoption of the rights plan, we will declare a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding Interstate share to stockholders of record as of a specified date. Each Right will entitle its holder to purchase from Interstate a unit consisting of a specified number of shares of Preferred Stock of Interstate at a specified cash exercise price per unit, subject to adjustment.



Initially, the Rights will not be exercisable and will attach to and trade with all Interstate shares outstanding as of, or issued subsequent to, the record date. The Rights will separate from Interstate shares and will become exercisable upon the earlier of:



- the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding Interstate shares (an "Acquiring Person"); or



- the close of business on the tenth business day following the commencement of a tender offer or exchange offer that would result upon its consummation in a person or group becoming the beneficial owner of 10% or more of the outstanding Interstate shares.

Grandfathered persons are defined in the rights agreement as stockholders of Interstate who beneficially own 10% or more of outstanding Interstate shares as of a specified date. Rights generally will be distributed to a grandfathered person only if such stockholder acquires or proposes to acquire additional Interstate shares. In addition, a grandfathered person generally will become an Acquiring Person only if such person acquires additional Interstate shares.


The shareholder rights agreement will effectively prevent any person or group from acquiring more than 10% of our shares without our Board's approval.


                             VALIDITY OF SECURITIES



The validity of the Interstate shares being distributed in the spin-off is being passed upon for Interstate by Goodwin, Procter & Hoar LLP.

                      WHERE YOU CAN FIND MORE INFORMATION


We have filed with the SEC a registration statement on Form S-1 in connection with the spin-off. As permitted by SEC rules, this Information Statement/Prospectus does not contain all of the information contained in the registration statement or in the exhibits to the registration statement. For further information you may read and copy documents at the public reference room of the SEC at 450 5th Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, Suite 1400 and 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC charges a fee for copies. Copies of this material should also be available through the Internet at the SEC EDGAR Archive, the address of which is http://www.sec.gov.


Following the spin-off, we will be required to file annual, quarterly and other reports with the SEC. We will also be subject to the proxy rules and, accordingly, will furnish audited financial statements to you in connection with our annual meetings of stockholders.


No person is authorized by Patriot or Interstate to give any information or to make any representations other than those contained in this Information Statement/Prospectus, and, if given or made, you should not rely upon such information.

                         INTERSTATE HOTELS CORPORATION

                    INDEX TO COMBINED FINANCIAL INFORMATION

                                                                   PAGE
                                                                -----------
Report of Independent Accountants...........................            F-2
Combined Balance Sheets as of December 31, 1997, 1998 and
  March 31, 1999 (unaudited)................................            F-3
Combined Statements of Operations and Owners' Equity for the
  years ended December 31, 1996 and 1997, for the period
  from January 1, 1998 to June 1, 1998 and for the period
  from June 2, 1998 to December 31, 1998 and the three
  months ended March 31, 1998 and 1999 (unaudited)..........            F-4
Combined Statements of Cash Flows for the years ended
  December 31, 1996 and 1997, for the period from January 1,
  1998 to June 1, 1998 and for the period from June 2, 1998
  to December 31, 1998 and the three months ended March 31,
  1998 and 1999 (unaudited).................................            F-5
Notes to Combined Financial Statements......................     F-6 - F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Patriot American Hospitality,
Inc.:


We have audited the accompanying combined balance sheets of Interstate Hotels Corporation (Interstate), comprised of businesses of Interstate Hotels Company, which was acquired by Patriot American Hospitality, Inc., as described in Note 1 of the combined financial statements, as of December 31, 1998 and 1997, and the related combined statements of operations and owners' equity and cash flows for the period from January 1, 1998 to June 1, 1998 and for the period from June 2, 1998 to December 31, 1998 and for each of the two years in the period ended December 31, 1997. These combined financial statements are the responsibility of Interstate's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


As discussed in Note 1, Interstate was not a separate legal entity during the periods presented. The accompanying combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the combined financial statements of Interstate Hotels Company or its affiliates.



In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Interstate as of December 31, 1998 and 1997, and the combined results of its operations, owners' equity and cash flows for the period from January 1, 1998 to June 1, 1998 and for the period from June 2, 1998 to December 31, 1998 and for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



As discussed in Note 3, Interstate adopted the provisions of Emerging Issues Task Force Issue 97-14 effective September 30, 1998.


                                          /s/ PricewaterhouseCoopers LLP

600 Grant Street
Pittsburgh, Pennsylvania
March 5, 1999, except for the last two paragraphs of Note 8, as to which the date is March 31, 1999, and
Note 18, as to which the date is May 3, 1999.

                         INTERSTATE HOTELS CORPORATION

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                       PREDECESSOR           SUCCESSOR
                                                       -----------    ------------------------
                                                             DECEMBER 31,           MARCH 31,
                                                       ------------------------    -----------
                                                          1997          1998          1999
                                                       -----------    ---------    -----------
                                                                                   (UNAUDITED)
                                                                                    (NOTE 19)
Current assets:
  Cash and cash equivalents........................     $  2,432      $  1,652      $  2,658
  Accounts receivable, net.........................       15,707        16,816        18,930
  Deferred income taxes............................        1,151           615         3,451
  Net investment in direct financing leases........          751           827           740
  Prepaid expenses and other assets................        3,613           741         1,364
  Related party receivables -- management
     contracts.....................................        1,761         1,085         1,239
                                                        --------      --------      --------
       Total current assets........................       25,415        21,736        28,382
Restricted cash....................................        2,324         2,201         1,247
Marketable securities..............................           --         2,609         2,863
Property and equipment, net........................        3,639         4,076         3,887
Officers and employees notes receivable............       12,157         2,803         3,080
Affiliate receivables..............................        5,113         3,381         4,370
Net investment in direct financing leases..........        1,524         1,680         1,437
Investment in hotel real estate....................       17,042        22,150        22,370
Deferred income taxes..............................          660            --            --
Intangible and other assets........................       50,311       100,521        96,118
                                                        --------      --------      --------
       Total assets................................     $118,185      $161,157      $163,754
                                                        ========      ========      ========

Current liabilities:
  Accounts payable -- trade........................        3,478         2,413         2,493
  Accounts payable -- health trust.................        1,382         1,785         5,000
  Accounts payable -- related parties..............       10,260        18,597        25,829
  Accrued payroll and related benefits.............        9,586         6,120         3,817
  Accrued rent.....................................        5,875         5,043         7,900
  Accrued merger costs.............................           --         9,344         6,585
  Other accrued liabilities........................        6,501         9,236        12,414
  Current portion of long-term debt................          180            --            --
                                                        --------      --------      --------
       Total current liabilities...................       37,262        52,538        64,038
Long-term debt.....................................          190            --            --
Deferred income taxes..............................           --        11,053        11,201
Deferred compensation..............................           --         2,609         2,863
                                                        --------      --------      --------
       Total liabilities...........................       37,452        66,200        78,102
Minority interest..................................            3         2,350         2,363
Commitments and contingencies......................           --            --            --
Owners' equity.....................................       80,730        92,607        83,289
                                                        --------      --------      --------
       Total liabilities and owners' equity........     $118,185      $161,157      $163,754
                                                        ========      ========      ========

     The accompanying notes are an integral part of the combined financial statements.

                         INTERSTATE HOTELS CORPORATION

              COMBINED STATEMENTS OF OPERATIONS AND OWNERS' EQUITY
                                 (IN THOUSANDS)

                                        PREDECESSOR                    SUCCESSOR       PREDECESSOR    SUCCESSOR
                           -------------------------------------   -----------------   -----------   -----------
                               YEAR ENDED                    PERIOD FROM                  THREE MONTHS ENDED
                              DECEMBER 31,       -----------------------------------           MARCH 31,
                           -------------------   JANUARY 1, 1998     JUNE 2, 1998      -------------------------
                                                       TO                 TO
                             1996       1997      JUNE 1, 1998     DECEMBER 31, 1998      1998          1999
                           --------   --------   ---------------   -----------------   -----------   -----------
                                                                                       (UNAUDITED)   (UNAUDITED)
                                                                                        (NOTE 19)     (NOTE 19)
Lodging revenues:
  Rooms..................  $  9,258   $158,343      $ 74,265           $108,698         $ 41,369      $ 40,270
  Other departmental.....       721      9,512         4,504              6,455            2,523         2,325
Net management fees......    33,023     39,136        18,018             22,763           10,334         8,569
Other fees (Note 13).....    20,710     23,426         9,976             10,478            5,534         2,980
                           --------   --------      --------           --------         --------      --------
                             63,712    230,417       106,763            148,394           59,760        54,144
                           --------   --------      --------           --------         --------      --------
Lodging expenses:
  Rooms..................     2,334     36,919        17,173             26,567            9,738         9,735
  Other departmental.....       591      5,487         2,674              3,962            1,478         1,506
  Property costs.........     3,201     43,225        19,987             30,261           11,616        12,817
General and
  administrative.........    10,369     13,212         6,115              5,822            4,010         4,078
Payroll and related
  benefits...............    17,666     21,892        10,982             10,439            6,743         4,908
Non-cash compensation....    11,896         --            --                 --               --            --
Lease expense............     3,477     73,283        34,515             51,165           18,771        20,897
Depreciation and
  amortization...........     4,385      4,845         2,152             10,659            1,311         4,658
                           --------   --------      --------           --------         --------      --------
                             53,919    198,863        93,598            138,875           53,667        58,599
                           --------   --------      --------           --------         --------      --------
Operating income
  (loss).................     9,793     31,554        13,165              9,519            6,093        (4,455)
Other income:
  Interest, net..........       501        498           204                390              124            59
  Other, net.............        --        431           474              1,391              302           382
                           --------   --------      --------           --------         --------      --------
Income (loss) before
  income tax expense
  (benefit)..............    10,294     32,483        13,843             11,300            6,519        (4,014)
  Income tax expense
    (benefit)............     4,117     12,986         5,528              4,436            2,602        (1,625)
                           --------   --------      --------           --------         --------      --------
Income (loss) before
  minority interest......     6,177     19,497         8,315              6,864            3,917        (2,389)
Minority interest........        --         18            24                209               14            49
                           --------   --------      --------           --------         --------      --------
Net income (loss)........  $  6,177   $ 19,479      $  8,291           $  6,655         $  3,903      $ (2,438)
                           ========   ========      ========           ========         ========      ========
Owners' equity:
  Beginning of period....    63,840     56,886        80,730             79,181           80,730        92,607
  Net income (loss)......     6,177     19,479         8,291              6,655            3,903        (2,438)
  Net capital
    distributions........   (60,548)     4,365        (9,840)           (49,981)           6,251        (6,880)
  Change in Basis (Note
    3)...................        --         --            --             56,752               --            --
  Acquisition of hotel
    leases for stock.....    47,417         --            --                 --               --            --
                           --------   --------      --------           --------         --------      --------
  End of period..........  $ 56,886   $ 80,730      $ 79,181           $ 92,607         $ 90,884      $ 83,289
                           ========   ========      ========           ========         ========      ========

     The accompanying notes are an integral part of the combined financial statements.

                         INTERSTATE HOTELS CORPORATION

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               PREDECESSOR                    SUCCESSOR       PREDECESSOR    SUCCESSOR
                                  -------------------------------------   -----------------   -----------   -----------
                                      YEAR ENDED                    PERIOD FROM                  THREE MONTHS ENDED
                                     DECEMBER 31,       -----------------------------------           MARCH 31,
                                  -------------------   JANUARY 1, 1998     JUNE 2, 1998      -------------------------
                                                              TO                 TO
                                    1996       1997      JUNE 1, 1998     DECEMBER 31, 1998      1998          1999
                                  --------   --------   ---------------   -----------------   -----------   -----------
                                                                                              (UNAUDITED)   (UNAUDITED)
                                                                                               (NOTE 19)     (NOTE 19)
Cash flows from operating
  activities:
  Net income (loss).............  $  6,177   $ 19,479      $  8,291           $  6,655         $  3,903      $ (2,438)
  Adjustments to reconcile net
    income (loss) to net cash
    provided by operating
    activities:
    Depreciation and
      amortization..............     4,385      4,845         2,152             10,659            1,311         4,658
    Equity in earnings from
      unconsolidated
      subsidiaries..............        --       (373)         (513)            (1,526)            (302)         (382)
    Deferred income taxes.......    (1,644)       167        (1,555)             8,346             (813)       (2,688)
    Other.......................        --         18           200                344               96            49
  Cash provided (used) by assets
    and liabilities:
    Accounts receivable, net....     2,848     (8,158)       (3,661)             2,552           (9,541)       (2,114)
    Prepaid expenses and other
      assets....................    (3,033)      (267)          307              1,092             (894)         (623)
    Related party receivables...    (2,912)     1,312          (341)             1,017              352          (154)
    Accounts payable............     9,096     (2,572)        1,053             (5,181)          (2,961)          992
    Accrued liabilities.........       414     (1,934)       12,426            (14,365)           7,139         6,108
                                  --------   --------      --------           --------         --------      --------
      Net cash provided by (used
        in) operating
        activities..............    15,331     12,517        18,359              9,593           (1,710)        3,408
                                  --------   --------      --------           --------         --------      --------
Cash flows from investing
  activities:
  Net investment in direct
    financing leases............    (1,007)       (33)          145               (377)             174           330
  Change in restricted cash.....        (9)      (219)          540               (417)             209           954
  Purchase of property and
    equipment, net..............      (695)    (2,170)         (709)              (487)            (573)          (67)
  Purchases of marketable
    securities..................        --         --            --            (10,725)              --          (909)
  Proceeds from sale of
    marketable securities.......        --         --            --             14,567               --           838
  Net cash invested in
    unconsolidated
    subsidiaries................        --    (16,147)        1,085             (2,327)             957           162
  Change in notes receivable,
    net.........................    (3,384)    (7,554)           (2)              (989)             388          (277)
  Net investment in management
    contracts...................        --     (2,116)         (666)              (548)             (38)         (681)
  Merger related acquisition
    costs.......................        --         --            --            (26,484)              --            --
  Change in affiliate
    receivables.................       751     (5,071)        2,043               (311)             135          (989)
  Acquisitions of leases........        --     (2,500)           --                 --               --            --
  Other.........................         6        103           238                391             (471)           84
                                  --------   --------      --------           --------         --------      --------
      Net cash (used in)
        provided by investing
        activities..............    (4,338)   (35,707)        2,674            (27,707)             781          (555)
                                  --------   --------      --------           --------         --------      --------
Cash flows from financing
  activities:
  Repayment of long-term debt...      (729)      (171)         (180)              (190)            (180)           --
  Net distributions to minority
    interest....................        --         --           (44)               (55)              15           (36)
  Related party payables........        --     10,260        (9,234)            17,571           (5,859)        7,232
  Net (distributions)
    contributions to owners.....   (13,131)     4,365        (9,840)            (1,727)           6,251        (9,043)
                                  --------   --------      --------           --------         --------      --------
      Net cash (used in)
        provided by financing
        activities..............   (13,860)    14,454       (19,298)            15,599              227        (1,847)
                                  --------   --------      --------           --------         --------      --------
Net (decrease) increase in cash
  and cash equivalents..........    (2,867)    (8,736)        1,735             (2,515)            (702)        1,006
Cash and cash equivalents at
  beginning of period...........    14,035     11,168         2,432              4,167            2,432         1,652
                                  --------   --------      --------           --------         --------      --------
Cash and cash equivalents at end
  of period.....................  $ 11,168   $  2,432      $  4,167           $  1,652         $  1,730      $  2,658
                                  ========   ========      ========           ========         ========      ========

     The accompanying notes are an integral part of the combined financial statements.

                         INTERSTATE HOTELS CORPORATION

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

1.  ORGANIZATION AND BASIS OF PRESENTATION:


Interstate Hotels Company and Subsidiaries (Old Interstate or the Predecessor) was merged into Patriot American Hospitality, Inc. (Patriot) on June 2, 1998. Old Interstate owned 23 hotels and had a controlling interest in 17 other hotels (collectively, the Owned Hotels), held long-term leasehold interests in 89 hotels (the Leased Hotels), and provided management and other related services to 94 hotels (the Managed Hotels) owned by third parties as of December 31, 1997. The Owned Hotels, the Leased Hotels and the Managed Hotels (collectively, the Hotels) were located in 35 states and the District of Columbia, Canada, the Caribbean, and Russia, with the largest concentration in the states of Florida and California. The Hotels were operated under a number of franchise agreements, with the largest franchisors being Marriott International, Inc. (Marriott) and Promus Hotels, Inc. The Hotels were all subject to management agreements with Old Interstate Hotels Corporation (Old IHC), Crossroads Hospitality Company, L.L.C. (Crossroads) or Colony Hotels and Resorts Company (Colony), all wholly-owned subsidiaries of Old Interstate.



Prior to the consummation of the merger of Old Interstate into Patriot (the "Merger"), Marriott filed a lawsuit to stop the closing of the transaction as a result of a dispute over certain franchise agreements Marriott had with Old Interstate. On May 27, 1998, and pursuant to a settlement agreement with Marriott, Patriot and Old Interstate announced a plan to transfer certain operations, principally the third-party hotel management business, an ownership interest in the Charles Hotel and the Leased Hotels, and certain assets and liabilities of Old Interstate to a new entity, Interstate Hotels Corporation (the Company or Interstate). The Company is expected to be spun-off from Patriot (the Spin-off), which will result in the Company operating as an independent entity with publicly traded common stock. Ninety-two percent of the shares of the Company will be distributed to Patriot's shareholders. Patriot and Marriott will each hold a 4% ownership interest in the Company's common stock after the Spin-off.


These financial statements, prior to the Merger, have been prepared using the predecessor basis of accounting for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 to June 1, 1998 (June 1998 period) and have been prepared using the successor basis of accounting for the period June 2, 1998 to December 31, 1998 (December 1998 period) to coincide with the periods before and after the Merger. The Merger was accounted for using the purchase method of accounting and Patriot allocated the purchase price to the fair market value of the assets acquired. The Spin-off will be accounted for using this historical basis of accounting. All references as of and for the two years in the period ended December 31, 1997 and for the June 1998 period relate to the predecessor and all references to December 31, 1998 and the December 1998 period relate to the successor.


The Company was not a separate legal entity during the periods presented in these financial statements. The accompanying combined financial statements of the Company have been carved out of Old Interstate using the predecessor basis of accounting and subsequent to the merger with Patriot include the successor's basis of accounting which considers the effect of the purchase price allocation. The financial statements include only those assets, liabilities, revenues and expenses directly attributable to the third-party hotel management business, the ownership interest in the Charles Hotel, the Leased Hotels and other services described in the paragraph above which will succeed to the Company. These activities were conducted primarily by Old IHC, Crossroads and Colony. These combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, and as if the Company had operated as a free-standing entity for all periods presented. All investments in, associated

                                 (IN THOUSANDS)

1.  ORGANIZATION AND BASIS OF PRESENTATION, CONTINUED:
debt, and results of operations of the Owned Hotels, as well as certain other operating subsidiaries that will not be included in the continuing business of the Company, have been carved out of the historical combined financial statements.


The Company will have two principal subsidiaries. One subsidiary, Interstate Hotels, LLC (IHC LLC) will assume management of the Managed Hotels and will hold the ownership interest in the Charles Hotel and the leasehold interests of the Leased Hotels as well as provide ancillary services previously provided by Old Interstate, primarily centralized purchasing, equipment leasing and insurance services. The Company will own a 45% managing member interest in this subsidiary and Patriot will retain a 55% non-controlling ownership interest. The other subsidiary will enter into management contracts to manage eleven Owned Hotels with the tenant of such Owned Hotels, Wyndham International Operating Partnership, L.P., and will then subcontract the management to Marriott. The Company will retain a controlling 99.99% interest in this subsidiary and Marriott will own a .01% interest in this subsidiary.



After the Spin-off, Interstate will be required to distribute 55% of IHC LLC's cash flows from operations to Patriot under the terms of the amended and restated limited liability company agreement. The amended and restated limited liability company agreement also contains provisions designed to allocate between IHC LLC and Interstate those costs and expenses relating to services provided by one party in whole or in part for the benefit of the other. Such costs and expenses will be allocated between IHC LLC and Interstate based on generally accepted accounting principles, on the basis of which party benefited from the expenditure. To the extent that the allocation of any such costs and expenses, including general and administrative expenses, cannot be fairly apportioned, IHC LLC and Interstate will allocate such costs and expenses based upon their respective gross revenues, so that each party's profit margins are substantially the same for similar services.


The Company includes the revenues and expenses and assets and liabilities of the Leased Hotels in the financial statements since the risk of operating these hotels is borne by the Company, as lessee, under the terms of the lease. As a result of the terms of the management contracts, the revenues and expenses from operations of the Managed Hotels are not included in the financial statements since the contracts are generally cancellable, not transferable and do not shift risks of operations to the Company. Accordingly, the Company records revenues from management fees for the Managed Hotels.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Combination and Consolidation:

The combined financial statements include the accounts of the entities described in Note 1. All significant intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents:


All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. The Company maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management believes the credit risk related to these cash and cash equivalents is minimal. Beginning in 1997, certain cash of the Company was swept from individual accounts and combined with Old Interstate's cash in a central account.

                                 (IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

Amounts owed to related entities to meet short-term cash requirements in connection with Old Interstate's centralized cash account are recorded as Accounts payable -- related parties.


Restricted Cash:

Capital restricted under applicable government insurance regulations is included in restricted cash, and represents approximately 20% of the annual insurance premiums written by the Company (See Note 13).

Direct Financing Leases:

Equipment acquired and subsequently leased to hotels under capital leases is recorded at the net investment in direct financing leases, which represents the total future minimum lease payments receivable net of unearned income. When payments are received, the receivable is reduced and the unearned income is recognized on a pro-rata basis over the life of the lease.

Property and Equipment:

Property and equipment are recorded at cost, and are depreciated on the straight-line method over their estimated useful lives. Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments that significantly extend the useful life of existing property and equipment are capitalized and depreciated. The cost and the related accumulated depreciation applicable to property no longer in service are eliminated from the accounts and any gain or loss thereon is included in operations.

Officers and Employees Notes Receivable:


Officers notes receivable consist principally of the advances on expected severance payments and notes from two executives at December 31, 1997. The notes from the two executives and the advances were forgiven effective with the Merger. The Company also makes loans from time to time to other employees, which are payable upon demand and generally do not bear interest until such demand is made. Certain notes may be forgiven and expensed provided certain conditions are satisfied. Officers and employees notes receivable also include a note with a former officer and significant shareholder of Old Interstate (see Note 15).


Intangible and Other Assets:


Intangible and other assets consist of the amounts paid to obtain management and lease contracts including the allocation of the Old Interstate purchase price paid by Patriot. Goodwill is also included in intangible and other assets through December 31, 1997, and represents the excess of the purchase price over the book value of the net assets of businesses acquired. Intangibles and other assets are amortized on the straight-line method over the life of the underlying contracts or estimated useful lives.


Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of:

The carrying values of long-lived assets, which include property and equipment and all intangible assets, are evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying assets. Adjustments are made if the sum of expected future net cash flows is less than book value. No adjustments to the carrying values of long-lived assets have been recorded to date.

                                 (IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
Deferred Income Taxes:


Deferred income taxes are recorded in the combined financial statements of Interstate using the liability method. Under this method, deferred tax assets and liabilities are provided for the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.


Income Tax Status:


The entities that comprised Interstate were included in the consolidated federal income tax return of Old Interstate or Patriot and all tax liabilities were paid by Old Interstate or Patriot. The income tax provision for each period presented in these combined financial statements has been calculated as if Interstate had prepared and filed a separate income tax return for those periods. Accordingly, the effective tax rate for Interstate in future years could vary from historical effective rates depending on Interstate's future legal and tax elections. The income tax liability for all current income taxes for purposes of these combined financial statements have been settled with Old Interstate or Patriot through owners' equity.


Insurance:

Insurance revenues are earned through reinsurance premiums, direct premiums written and reinsurance premiums ceded. Reinsurance premiums are recognized when policies are written and any unearned portion of the premium is recognized to account for the unexpired term of the policy (as-reported basis). Direct premiums written are recognized pursuant to the underlying policy and reinsurance premiums ceded are recognized on a pro-rata basis over the life of the related policies. Unearned premiums represent the portion of premiums applicable to the unexpired term of policies in force. Losses are provided for reported claims, claims incurred but not reported and claims settlement expense at each balance sheet date. Such losses are based on management's estimate of the ultimate cost of settlement of claims and historical loss rates. Accrued claims liabilities are carried at present value without discounting since the contracts are of a short duration and discounting would not be significant. Actual liabilities may differ from estimated amounts. Any changes in estimated losses and settlements are reflected in current earnings.

Owners' Equity:


Owners' equity represents the net equity of Old Interstate and Patriot in Interstate. Net contributions/distributions from owners represent non-operating transfers to and from Old Interstate and Patriot.


Revenue Recognition:

The Leased Hotels recognize revenue from their rooms, food and beverage and other departments as earned on the close of each business day. Management and other related fees are recognized when earned.

Reimbursable Expenses:


Interstate is reimbursed for costs associated with providing insurance and risk management services, purchasing and project management services, MIS and legal support, centralized accounting, training and relocation programs to the Managed and Leased Hotels. These revenues are included in other fees and the corresponding costs are included in general and administrative and payroll and related benefits in the combined statements of operations and owners' equity.

                                 (IN THOUSANDS)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:
Financial Instruments:


As a policy, Interstate does not engage in speculative or leveraged transactions, nor does Interstate hold or issue financial instruments for trading purposes.


Earnings Per Share:


Because the accompanying combined financial statements have been carved out of Old Interstate and Patriot and certain of its subsidiaries, some of which are/were corporations and some of which are/were partnerships, Interstate believes that the earnings per share calculations required to be presented are not meaningful for periods presented herein and, therefore, have not been provided. In conjunction with the Spin-off, the Company will distribute common stock which will be accounted for in a manner similar to a recapitalization or stock split. Accordingly, after the Spin-off, the Company will provide earnings per share based on the then outstanding shares.


Use of Estimates:

The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements. They may also affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.  MERGER:


In connection with the Merger, Patriot allocated the purchase price to the estimated fair market value of the assets acquired. The fair market value of the assets held by Interstate was determined using historical and projected cash flow and earnings at then current market multiples. As a result, on June 2, 1998, Interstate recorded an additional intangible asset related to management contracts of $69,862, a net decrease in other assets of $7,652 related to hotel leases and a net deferred tax liability of $5,458, resulting in a net increase to owners' equity of $56,752 (Change in Basis). The intangible asset related to the management contacts will amortize over five years, based on the average remaining contract term, and the intangible asset related to the Leased Hotels will be amortized over the remaining periods of the leases of 11 and 13.5 years beginning June 2, 1998.



Prior to the Merger, merger-related costs incurred by Old Interstate were not reflected in the accompanying combined statement of operations for the June 1998 period, as they did not relate specifically to the ongoing business of Interstate. In connection with the Merger, severance payments and other merger-related costs were incurred by Patriot and capitalized as part of the purchase price of Old Interstate. Certain of these costs were paid by Old Interstate in the December 1998 period and certain remain unpaid at December 31, 1998. These remaining merger-related costs, amounting to $9,344 at December 31, 1998, have been accrued by Interstate and consist principally of unpaid severance and professional fees.


4.  CHANGE IN ACCOUNTING:

Effective September 30, 1998, the Company adopted the provisions of Emerging Issues Task Force Issue 97-14 "Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust and Invested" (EITF 97-14). The issue requires that the accounts of the rabbi trust (Trust) be

                                 (IN THOUSANDS)

4.  CHANGE IN ACCOUNTING, CONTINUED:
consolidated with the accounts of the employer. Previously the accounts of the Trust were not consolidated.

The Company provides deferred compensation for certain executives and hotel general managers by depositing amounts into a Trust for the benefit of the participating employees. Deposits into the Trust are expensed under both accounting methods and amounted to $331, $662, $178 and $250 for the years ended December 31, 1996 and 1997 and for the June 1998 and December 1998 periods, respectively. Amounts in the Trust earn investment income, which serves to increase the corresponding deferred compensation obligation. Amounts in the Trust are always fully vested.

The effect of adopting EITF 97-14 as of September 30, 1998 was an increase in investments and deferred compensation of $6,451. Investments are recorded at market value, which approximates cost, are directed by the Company, and consist principally of mutual funds. The adoption did not have any effect on net income in the December 1998 period and is not expected to significantly impact net income in future periods.


In October 1998 Interstate paid $4,213 in deferred compensation from the Trust to certain executives.


5.  PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at December 31:

                                                               1997       1998
                                                              -------    -------
Leasehold improvements (10 years)...........................  $ 1,345    $ 1,000
Furniture, fixtures and equipment (5 to 20 years)...........    6,021      3,522
                                                              -------    -------
                                                                7,366      4,522
Less accumulated depreciation...............................   (3,727)      (446)
                                                              -------    -------
                                                              $ 3,639    $ 4,076
                                                              =======    =======

Depreciation expense was approximately $523, $666, $313 and $446 for the years ended December 31, 1996 and 1997 and for the June 1998 and December 1998 periods, respectively.

6.  NET INVESTMENT IN DIRECT FINANCING LEASES:

The Company leases office, computer and telephone equipment to managed hotels under capital leases. The following represents the components of the net investment in direct financing leases at December 31:

                                                               1997       1998
                                                              -------    -------
Total future minimum lease payments receivable..............  $ 2,918    $ 3,118
Less unearned income........................................      643        611
                                                              -------    -------
                                                                2,275      2,507
                                                              -------    -------
Less current portion........................................      751        827
                                                              -------    -------
                                                              $ 1,524    $ 1,680
                                                              =======    =======

                                 (IN THOUSANDS)

6.  NET INVESTMENT IN DIRECT FINANCING LEASES, CONTINUED:
Future minimum lease payments to be received under these leases for each of the years ending December 31 are as follows:

1999........................................................  $ 1,297
2000........................................................      846
2001........................................................      630
2002........................................................      262
2003........................................................       83
                                                              -------
                                                              $ 3,118
                                                              =======

Included in the direct financing leases is $1,015 and $1,122 of leases due from the Owned Hotels as of December 31, 1997 and 1998, respectively.

7.  INTANGIBLE AND OTHER ASSETS:

Intangible and other assets consisted of the following at December 31:

                                                              1997        1998
                                                             -------    --------
Management contracts (3 to 6 years through June 1998, 5
  years in December 1998)................................    $ 8,568    $ 74,109
Lease contracts (15 and 11 years through June 1998, 13.5
  and 11 years in December 1998).........................     24,284      36,832
Goodwill (25 years)......................................     21,725          --
Other....................................................      2,056          --
                                                             -------    --------
                                                              56,633     110,941
Less accumulated amortization............................     (6,322)    (10,420)
                                                             -------    --------
                                                             $50,311    $100,521
                                                             =======    ========

8.  COMMITMENTS AND CONTINGENCIES:

Leases, entered into by the Leased Hotels, have initial terms of 10 to 15 years expiring through 2012, and provide for fixed base rent and variable components based on a percentage of hotel revenues. Future fixed minimum lease payments are computed based on the base rent of each lease, as defined, and are as follows:

1999........................................................    $ 49,901
2000........................................................      49,901
2001........................................................      49,901
2002........................................................      49,901
2003........................................................      49,901
Thereafter..................................................     364,814
                                                                --------
                                                                $614,319
                                                                ========


Interstate accounts for the leases of office space (the office leases expire at varying times through 2005) and certain office equipment (the equipment leases expire at varying times through 2003) as operating leases. Total rent expense amounted to approximately $1,020, $1,571, $911 and $1,305 for the years ended

                                 (IN THOUSANDS)

8.  COMMITMENTS AND CONTINGENCIES, CONTINUED:
December 31, 1996 and 1997 and for the June, 1998 and December 1998 periods, respectively. The following is a schedule of future minimum lease payments under these leases:

1999........................................................    $ 2,170
2000........................................................      1,923
2001........................................................      1,849
2002........................................................      1,337
2003........................................................      1,331
Thereafter..................................................        408
                                                                -------
                                                                $ 9,018
                                                                =======


Interstate, pursuant to certain management contracts, has agreed to provide additional loans of up to $750, in the aggregate, to the owner of a hotel located in Russia.



In the ordinary course of business, various lawsuits, claims and proceedings have been or may be instituted or asserted against Old Interstate. Interstate will be held liable for certain of the lawsuits, claims and proceedings instituted or asserted against Old Interstate to the extent that the claim relates to operations of Interstate. Based on currently available facts, management believes that the disposition of matters that are pending or asserted against Interstate will not have a material adverse effect on the combined financial position, results of operations or liquidity of Interstate.


Risk Related to Dispute Over Leased Hotel Portfolio:


As of the December 31, 1998, Interstate was engaged in a dispute with Equity Inns Partnership, L.P. (Equity Inns) regarding, among other matters, the status of leases for 79 hotels Interstate leases from Equity Inns or its affiliates. The principal issue in the dispute was whether Interstate or Equity Inns was responsible for funding property improvement plans (PIPs) which were issued by franchisors under whose brand names Interstate operates the leased hotels. Although franchise agreements generally provide to franchisors the right to require third-party operators to fund PIPs at any time, these PIPs were issued as a result of Patriot's merger with Old Interstate. The total amount required to be funded under the PIPs is approximately $6.0 million.



On March 31, 1999, Interstate settled the dispute and entered into amended lease agreements and master agreement with Equity Inns. As part of the amended agreement, Equity Inns acknowledged that Interstate is not responsible for the funding of the PIPs. Interstate agreed to pay a one-time additional incentive rent payment for the 1999 lease year in the amount of $2.0 million. In addition the amended agreement now requires, among other things, performance standards with respect to the leased hotels, including requirements to maintain room revenue per available room and expenditures to within specified percentages of the amounts targeted in the hotels' operating budgets and a minimum net worth covenant. Failure to meet the performance standards or maintain the minimum net worth would be a default under the leases.


9.  NET MANAGEMENT FEES:


Interstate's management agreements have initial terms that range from one month to 49 years, expire through the year 2044 and are generally cancelable under certain conditions, including the sale of the hotel.


The management agreements specify the base management fees to be earned, which are generally based on percentages of gross revenues. In certain cases, incentive management fees are earned based on the hotels'

                                 (IN THOUSANDS)

9.  NET MANAGEMENT FEES, CONTINUED:
profitability as defined by the management agreements. The net management fees earned for the years ended December 31 and the June 1998 and December 1998 periods were as follows:

                                                                JUNE      DECEMBER
                                          1996       1997       1998        1998
                                         -------    -------    -------    --------
Base management fees.................    $27,802    $32,220    $14,435    $16,108
Incentive management fees............      5,766      7,238      3,882      7,096
                                         -------    -------    -------    -------
                                          33,568     39,458     18,317     23,204
Less:
  Administrative fees................        545        322        299        441
                                         -------    -------    -------    -------
                                         $33,023    $39,136    $18,018    $22,763
                                         =======    =======    =======    =======

10.  NON-CASH COMPENSATION:


Prior to an initial public offering of Old Interstate's common stock in 1996, Old Interstate issued 785,533 shares of common stock to executives and key employees in consideration for the cancellation of stock options issued by Old IHC in 1995. The shares were valued based on the estimated value of the common stock at the time the shares were issued. As a result of the cancellation of the stock options issued by Old IHC in 1995 and the issuance of the common stock at no cost to the recipients, Interstate recorded non-cash compensation expense of $11,896.


11.  INCOME TAXES:

Income tax expense consisted of the following for the years ended December 31 and for the June 1998 period and the December 1998 period:

                                                                  JUNE     DECEMBER
                                            1996       1997       1998       1998
                                           -------    -------    -------   --------
Current:
  Federal................................  $ 5,041    $11,217    $ 6,198   $(3,421)
  State..................................      720      1,602        885      (489)
                                           -------    -------    -------   -------
                                             5,761     12,819      7,083    (3,910)
                                           -------    -------    -------   -------
Deferred:
  Federal................................   (1,438)       146     (1,360)    7,303
  State..................................     (206)        21       (195)    1,043
                                           -------    -------    -------   -------
                                            (1,644)       167     (1,555)    8,346
                                           -------    -------    -------   -------
  Income tax expense.....................  $ 4,117    $12,986    $ 5,528   $ 4,436
                                           =======    =======    =======   =======


The provision for income tax was recorded based on the federal statutory rate of 35% plus the state tax rate, net of federal income tax benefit of 5% after consideration of minority interests in passthrough tax entities. These rates approximate Old Interstate's historical rates.

                                 (IN THOUSANDS)

11.  INCOME TAXES, CONTINUED:
The components of net deferred tax assets and liabilities consisted of the following at December 31:

                                                          1997                     1998
                                                  ---------------------    ---------------------
                                                  ASSETS    LIABILITIES    ASSETS    LIABILITIES
                                                  ------    -----------    ------    -----------
Depreciation and amortization...................  $  410       $ --        $   --      $11,749
Payroll and related benefits....................     121         --           139           --
Self-insured health trust.......................      36         --           614           --
Retirement plan.................................   1,356         --            --           90
Other...........................................      --        362            --           48
Investment in Hotel real estate.................     250         --           696           --
                                                  ------       ----        ------      -------
                                                  $2,173       $362        $1,449      $11,887
                                                  ======       ====        ======      =======

12.  SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest amounted to $274, $29, $20 and $10 for the years ended December 31, 1996, and 1997 and for the June 1998 and December 1998 periods, respectively. Non-cash, equity-related compensation of $11,896 was excluded from the combined statement of cash flows in 1996. Additionally, stock valued at $47,417 was used to purchase certain hotel leases and was also excluded from the combined statement of cash flows in 1996.


In connection with the Merger, in the December 1998 period, Interstate excluded a non-cash step-up of $30,268 which includes an increase to the management contract intangible of $43,378, a decrease in other assets related to hotel leases of $7,652 and a deferred tax liability of $5,458, from the December 1998 period statement of cash flows. In addition, as a result of the change in accounting discussed in Note 4, the Company recorded marketable securities and deferred compensation in the amount of $6,451 as of September 30, 1998 which was also excluded from the December 1998 period statement of cash flows.


13.  INSURANCE:


Interstate provides certain insurance coverage to hotels under the terms of the various management and lease contracts. This insurance is generally arranged through third-party carriers. Northridge Insurance Company (Northridge), a subsidiary of Interstate, reinsures a portion of the coverage from these third-party primary insurers. The policies provide for layers of coverage with minimum deductibles and annual aggregate limits. The policies are for coverage relating to innkeepers' losses (general/comprehensive liability), wrongful employment practices, garagekeeper's legal liability, replacement cost automobile losses and real and personal property insurance.



Interstate is liable for any deficiencies in the IHC Employee Health and Welfare Plan (and related Health Trust), which provides employees of Interstate with group health insurance benefits. Interstate has a financial indemnity liability policy with Northridge which indemnifies Interstate for certain obligations for the deficiency in the related Health Trust. The premiums for this coverage received from the properties managed by Interstate, net of intercompany amounts paid for employees at Interstate's corporate offices and Leased Hotels, are recorded as direct premiums written. There was a deficiency of $1,451 in the related Health Trust as of December 31, 1998, which was recorded as a liability of Interstate on the accompanying combined balance sheet.


All accounts of Northridge are classified with assets and liabilities of a similar nature in the combined balance sheets. Amounts restricted due to statutory requirements consist of cash and cash equivalents of

                                 (IN THOUSANDS)

13.  INSURANCE, CONTINUED:
$1,762 and $1,610 at December 31, 1997 and 1998, respectively. These amounts are included in restricted cash in the accompanying balance sheets. The combined statements of operations and owners' equity include the insurance income earned and related insurance expenses incurred. The insurance income earned has been included in other fees in the consolidated statements of operations and owners' equity and is comprised of the following for the years ended December 31, 1996 and 1997 and the June 1998 period and the December 1998 period:

                                                                    JUNE     DECEMBER
                                                1996      1997      1998       1998
                                               ------    ------    ------    --------
Reinsurance premiums written...............    $5,245    $5,811    $3,191     $2,585
Direct premiums written....................     2,032     2,221       625        875
Reinsurance premiums ceded.................      (414)     (544)     (130)      (170)
Change in unearned premiums reserve........       158       (55)      (87)      (103)
Loss sharing premiums......................     1,101     1,687       702        926
                                               ------    ------    ------     ------
Insurance income...........................    $8,122    $9,120    $4,301     $4,113
                                               ======    ======    ======     ======

14.  FINANCIAL INSTRUMENTS:


The carrying values and fair values of Interstate's financial instruments consisted of the following at December 31:


                                                  1997                   1998
                                           -------------------    ------------------
                                           CARRYING     FAIR      CARRYING     FAIR
                                            VALUE       VALUE      VALUE      VALUE
                                           --------    -------    --------    ------
Cash and cash equivalents................  $ 2,432     $ 2,432     $1,652     $1,652
Restricted cash..........................    2,324       2,324      2,201      2,201
Officers and employees notes
  receivable.............................   12,157      12,157      2,803      2,803
Marketable securities....................       --          --      2,609      2,609
Long-term debt, including current
  portion................................      370         370         --         --

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents and restricted cash: The carrying amounts approximate fair value because of the short maturity of these investments.

Officers and employees notes receivable: The fair value of officers and employees notes receivable is based on anticipated cash flows and approximates carrying value.


Long-term debt: The fair value of long-term debt is based on interest rates that are currently available to Interstate for issuance of debt with similar terms and remaining maturities.


Marketable securities: The fair value of marketable securities is based principally on the quoted market prices of the underlying security.

                                 (IN THOUSANDS)

15.  RELATED PARTY TRANSACTIONS:

Transactions with Significant Related Parties:


Included in net management fees are management fees earned pursuant to management agreements between Interstate and the affiliates of Old Interstate or Patriot that owned the Owned Hotels. In addition, certain of the Owned Hotels were subject to management agreements between Interstate and the third-party owners of these hotels prior to the Owned Hotels' acquisition by Old Interstate. Included in net management fee revenue in the accompanying combined statements of operations are fees related to the Owned Hotels (including periods prior to their acquisition by Old Interstate, if applicable) amounting to $11,726, $15,752, $6,987, and $6,129 for the years ended December 31, 1996 and 1997 and the June 1998 and December 1998 periods, respectively. Receivables from management fee revenues from the Owned Hotels comprise the Related Party Receivables -- management contracts in the accompanying combined balance sheets and amount to $1,260 and $705 at December 31, 1997 and 1998, respectively.


Revenues from other fees include primarily insurance revenues and purchasing fees. Insurance revenues, which are described in Note 13, from Owned Hotels amounted to $2,521, $2,842, $1,378 and $1,929 for the years ended December 31, 1996 and 1997 and the June 1998 and December 1998 periods, respectively. Purchasing fees from Owned Hotels amounted to $969, $1,574, $616 and $552 for the years ended December 31, 1996 and 1997 and the June 1998 and December 1998 periods, respectively.


Included in accounts receivable is approximately $302 and $548 at December 31, 1997 and 1998, respectively, due from hotels that Milton Fine, former Chairman of the Old Interstate Board of Directors and significant shareholder of Old Interstate, has an ownership interest. Interstate has waived the management fees for one of these hotels through November 1998.


Affiliate Receivables:

Affiliate receivables consist principally of short-term interest bearing loans to third-party owners.

Concentration of Risk:


Interstate manages three hotels located in Russia, one of which opened in December 1998. As of December 31, 1997 and 1998, receivables from these hotels amounted to $3,471 and $3,677, respectively. The Company currently estimates the receivables as collectable, however, actual collections could differ from current estimates.


16.  INVESTMENT IN HOTEL REAL ESTATE:


On October 2, 1997, the Company, through a 95% owned subsidiary, Intercarp Limited Partnership (Intercarp), purchased a 55% non-controlling general partnership interest in Charles Square Associates (CSA), a joint venture general partnership, which serves as the managing general partner of CH&S Limited Partnership (CHS), and a 25% interest in Cambridge Hotel Associates (CHA) from an unrelated third party for approximately $13,000. CH&S owns The Charles Hotel Complex, which includes the hotel and related offices and retail space in Cambridge, Massachusetts. CHA manages The Charles Hotel.


On October 10, 1997, Intercarp purchased 7.5 limited partnership units of CHS for $150. During 1998, Intercarp purchased an additional 99.25 limited partnership units for $2,948 and exchanged an 11.68% interest in Intercarp in exchange for an additional 66.25 limited partnership units. As of December 31, 1998 Intercarp holds 173 of the 289 outstanding limited partnership units of CHS.

                                 (IN THOUSANDS)

16.  INVESTMENT IN HOTEL REAL ESTATE, CONTINUED:
In connection with the purchase of the interests in CSA and CHA, Intercarp is party to certain put/call rights (P/C Options) with certain affiliates of the 45% general partnership interest in CSA and the 25% limited partnership interest in CHA. The P/C Options allow Intercarp to acquire the interests in both CSA and CHA anytime prior to December 31, 2000 for a price equal to approximately $11,625. The Partnership may be required to buy the interest at the Option Price upon the earlier of the completion of certain events, as defined, or October 2, 1999. As of December 31, 1998, neither party has exercised its rights under the P/C Options.

The Company, accounts for its investment in CSA and CHA using the equity method of accounting. Equity in earnings are included in other income in the statement of income and the investments are included in Investment in Hotel Real Estate on the balance sheet. The Company recognized equity in earnings from CHA of $136, $146 and $123 for the year ended December 31, 1997 and the June 1998 and December 1998 periods, respectively. Selected financial information of CSA consolidated with CHS as of and for the year ended December 31, 1997 and as of December 31, 1998 and for the June 1998 and December 1998 periods were as follows:

                                                                 DECEMBER 31
                                                              ------------------
                                                               1997       1998
                                                              -------    -------
Assets....................................................    $67,453    $79,321
Liabilities...............................................     59,580     56,947
                                                              -------    -------
Total net equity..........................................      7,873     22,374
Net equity-others.........................................     (8,292)       670
                                                              -------    -------
Net equity-Intercarp......................................    $16,165    $21,704
                                                              =======    =======

                                                               PERIOD FROM
                                                    ----------------------------------
                                      YEAR ENDED    JANUARY 1, TO       JUNE 2, TO
                                         1997       JUNE 1, 1998     DECEMBER 31, 1998
                                      ----------    -------------    -----------------
Revenues..........................     $ 40,924       $ 17,052           $ 23,873
Expenses..........................      (37,054)       (15,426)           (21,597)
                                       --------       --------           --------
Net income........................        3,870          1,626              2,276
Income allocated to others........        3,633          1,259                963
Income allocated to Intercarp.....          237            367              1,313

17.  SEGMENT INFORMATION:


Interstate adopted the provisions of Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information," effective December 31, 1998. The statement requires disclosure of segment information for all periods presented. As discussed in Note 1, during the periods of these financial statements, Interstate was carved out of Old Interstate and Patriot. The manner of determining the segment information presented below may be modified in future periods as the Company finalizes the Spin-off and becomes a stand alone entity. In that event the Company will restate all amounts to conform to the modification of the segment information.


The Company determined that its reportable segments are those that are based on the Company's method of internal reporting, which disaggregates its business by operating entities which provide differing services.

                                 (IN THOUSANDS)

17.  SEGMENT INFORMATION, CONTINUED:

The Company's reportable segments are: operations of luxury and upscale hotels, operations of mid-scale, upper economy and budget hotels, and The Charles Hotel. The luxury and upscale hotels segment derives revenues from management fees and other products which directly relate to providing management services including revenues from insurance, purchasing and equipment leasing. The mid-scale, upper economy and budget segment derives revenues from managing and leasing hotels and certain specialized support services. The Charles Hotel segment is an equity investment which is described in Note 16. The operations of this segment differ from those of the other segments and the results are separately reviewed by the Company's chief operating decision maker.


The accounting policies of the segment are the same as those described in Note
2. The Company evaluates the performance of its segments and allocates resources to them based on operating income.

The table below presents information about revenues and operating income for the years ended December 31 and the June 1998 and December 1998 periods.

                                                               JUNE      DECEMBER
                                       1996        1997        1998        1998
                                      -------    --------    --------    --------
REVENUES
Luxury and Upscale Hotels.........    $49,131    $ 57,961    $ 26,010    $ 30,745
Mid-Scale, Upper Economy
  and Budget Hotels...............     14,581     172,456      80,753     117,649
                                      -------    --------    --------    --------
  Consolidated Totals.............    $63,712    $230,417    $106,763    $148,394
                                      =======    ========    ========    ========
OPERATING INCOME
Luxury and Upscale Hotels.........    $ 8,675    $ 28,322    $ 11,887    $ 10,134
Mid-Scale, Upper Economy and
  Budget Hotels...................      1,118       3,232       1,278        (615)
                                      -------    --------    --------    --------
  Consolidated Totals.............    $ 9,793    $ 31,554    $ 13,165    $  9,519
                                      =======    ========    ========    ========

Depreciation and amortization included in segment operating income for the years ended December 31 and the June 1998 and December 1998 periods were as follows:

                                                               JUNE      DECEMBER
                                       1996        1997        1998        1998
                                      -------    --------    --------    --------
Luxury and Upscale Hotels.........    $ 4,141    $  1,646    $    776    $  8,437
Mid-Scale, Upper Economy
  and Budget Hotels...............        244       3,199       1,376       2,222
                                      -------    --------    --------    --------
  Consolidated Totals.............    $ 4,385    $  4,845    $  2,152    $ 10,659
                                      =======    ========    ========    ========

Intangible and other assets by segment are as follows as of December 31:

                                       1996        1997        1998
                                      -------    --------    --------
Luxury and Upscale Hotels.........    $ 3,817    $  4,909    $ 60,823
Mid-Scale, Upper Economy
  and Budget Hotels...............     48,075      45,402      39,698
                                      -------    --------    --------
  Consolidated Totals.............    $51,892    $ 50,311    $100,521
                                      =======    ========    ========

                                 (IN THOUSANDS)

18.  SUBSEQUENT EVENT:


Patriot and the Company have reached an agreement under which all of the partnerships interests in CSA and CHS will be sold to an existing joint venture partner in these equity interests. The Company, through IHC LLC, will receive an aggregate purchase price on the sale of $19,250, consisting of $13,500 in cash and $5,750 in the form of a secured promissory note. The $5,750 secured promissory note is a three-year note that pays interest only, at a rate of 10% per annum, until maturity date. The loss on the sale of CSA and CHS is expected to approximate $342. The amended and restated limited liability company agreement for IHC LLC will be amended to provide for the proceeds and interest from the $5,750 promissory note to be allocated entirely to Interstate, with no amounts allocated to Patriot. The Company will record an additional gain of $3,163 arising from the effect of this amended allocation on the sale. The management contract for the Charles Hotel will also be amended in conjunction with the sale to provide for a reduction in management fees in exchange for a ten-year life for the management agreement and IHC LLC will be required to loan the hotel an amount not to exceed $2,500.


19.  INTERIM FINANCIAL STATEMENTS (UNAUDITED):

The unaudited combined balance sheet as of March 31, 1999, and the unaudited combined statements of income and owners' equity and cash flows for the three months ended March 31, 1998 and 1999, in the opinion of management, have been prepared on the same basis as the audited combined financial statements and include all significant adjustments (consisting primarily of normal recurring adjustments) considered necessary for a fair presentation, in all material respects, of the results of these interim periods. Operating results for the interim periods are not necessarily indicative of the results for the entire year.

The combined statement of cash flows for the three months ended March 31, 1999 excludes contributed stock valued at $2,163 that was used to reduce accrued liabilities that were recorded in connection with the Merger.

---------------------------------------------------------
---------------------------------------------------------


     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE SPIN-OFF. IF ANYONE GIVES YOU ANY SUCH INFORMATION OR MAKES ANY SUCH REPRESENTATIONS, YOU SHOULD NOT RELY ON IT OR THEM AS HAVING BEEN AUTHORIZED BY INTERSTATE. THE AFFAIRS OF INTERSTATE MAY CHANGE AND YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS INFORMATION STATEMENT/PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THIS DATE. THIS INFORMATION STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Questions and Answers about the
  Spin-off and Interstate.............    1
Summary...............................    3
Summary Financial and Other Data......    8
Risk Factors..........................   10
Recent Developments...................   18
The Spin-off..........................   20
Business..............................   25
Selected Financial and Other Data.....   36
Pro Forma Financial Data..............   38
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   50
Management............................   61
Certain Relationships and Related
  Transactions........................   71
Security Ownership of Certain
  Beneficial Owners and Management....   72
Description of Capital Stock..........   72
Where You Can Find More Information...   78
Index to Combined Financial
  Information.........................  F-1


     UNTIL           , 1999, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE
SECURITIES MAY BE REQUIRED TO DELIVER THIS INFORMATION STATEMENT/PROSPECTUS.
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
---------------------------------------------------------
                                8,817,968 SHARES


                               INTERSTATE HOTELS
                                  CORPORATION


                                  COMMON STOCK
               --------------------------------------------------
                        INFORMATION STATEMENT/PROSPECTUS
               --------------------------------------------------

                                JUNE      , 1999

---------------------------------------------------------
---------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)


The following table sets forth the estimated expenses payable by Interstate in connection with the spin-off:



NATURE OF EXPENSE                                                 AMOUNT
-----------------                                               ----------
SEC Registration Fee........................................    $   13,408
Nasdaq Filing Fee...........................................        61,875
Financial Advisory Fee......................................     2,000,000
Accounting Fees and Expenses................................     1,160,000
Legal Fees and Expenses.....................................       802,000
Printing Expenses...........................................       210,000
Director and Officer Insurance Premium......................       199,820
Distribution Agent's Fee....................................         7,500
Miscellaneous...............................................       545,397
                                                                ----------
     Total..................................................    $5,000,000
                                                                ==========


---------------


(1) The amounts set forth above, except for the SEC and Nasdaq fees, are in each case estimated.



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



Interstate's officers and directors are indemnified to the maximum extent authorized or permitted under applicable law. Maryland's corporation law generally permits the liability of directors and officers to a corporation for monetary damages to be limited, unless it is proven that (i)(a) the director or officer actually received an improper personal benefit in money, property or services, (b) the director or officer acted in bad faith, or (c) the director's or officer's act or omission was the result of active and deliberate dishonesty, and (ii) the director's or officer's act or omission was material to the matter giving rise to the proceeding. However, in the case of a suit by or in the right of Interstate, a director or officer may not be indemnified in respect of any proceeding in which he shall have been adjudged liable to Interstate, unless and only to the extent a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. Any amendment or repeal of Interstate's Articles of Incorporation may not adversely affect the rights of any person entitled to indemnification for any event occurring prior to such amendment or repeal.



Interstate's Bylaws provide for indemnification by Interstate of its officers and certain non-officer employees under certain circumstances against expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceeding in which any such person is involved by reason of the fact that such person is or was an officer or employee of Interstate if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Interstate, and, with respect to criminal actions or proceedings, if such person had no reasonable cause to believe his or her conduct was unlawful.


ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


Interstate has issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. There was no public offering in any such transaction, and Interstate believes that each transaction was exempt from the registration require-ments of the Securities Act of 1933, as amended, by reason of Section 4(2) thereof, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning Interstate and acquired the securities for investment and not with a view to the distribution thereof.



        (1) On June 2, 1998, Interstate issued an aggregate of 9,900 shares of its Class B Non-Voting Common Stock to Patriot American Hospitality, Inc. in exchange for (i) a 35% managing membership interest in Interstate Hotels, LLC; (ii) Patriot's rights under its contract with Interstate Hotels, LLC pursuant to which Interstate Hotels, LLC agreed not to pursue or conduct any third-party hotel management business other than that in existence on June 2, 1998 (including any renewals or extensions of management contracts in existence on such date); and (iii) Patriot's rights under its contract with Interstate Hotels, LLC pursuant to which Interstate Hotels, LLC agreed that it would cease to manage certain identified hotels upon consummation of the spin-off.



        (2) On June 2, 1998, Interstate issued an aggregate of 100 shares of its Class A Voting Common Stock to PAH-Interstate Holdings, Inc. for an aggregate purchase price of $478,836.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(a) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

 2.1+   Form of Distribution Agreement by and among Patriot American
        Hospitality, Inc., Wyndham International, Inc., Interstate
        Hotels Corporation and Interstate Hotels, LLC
 3.1    Form of Articles of Amendment and Restatement of Interstate
        Hotels Corporation
 3.2+   Form of Amended and Restated Bylaws of Interstate Hotels
        Corporation
 3.3+   Form of Shareholder Rights Plan of Interstate Hotels
        Corporation
 5.1    Opinion of Goodwin, Procter & Hoar LLP
10.1+   Form of Limited Liability Company Agreement of IHC II, LLC
10.2+   Form of Amended and Restated Limited Liability Company
        Agreement of Interstate Hotels, LLC
10.3+   Form of Voting Agreement among Interstate Hotels Corporation and the identified stockholders of Interstate Hotels
        Corporation
10.4+   Form of Owner Agreement by and between Patriot American
        Hospitality Partnership, L.P., Wyndham International
        Operating Partnership, L.P., IHC II, LLC and Marriott
        International, Inc./Marriott Hotel Services, Inc.
10.5+   Form of Lease Agreement
10.6+   Form of Management Agreement by and between Wyndham
        International Operating Partnership, L.P. and IHC II, LLC
10.7+   Form of Submanagement Agreement by and between Marriott
        International, Inc./Marriott Hotel Services, Inc. and IHC
        II, LLC
10.8+   Form of Interstate Hotels Corporation Guaranty
10.9+   Settlement Agreement dated as of May 27, 1998 by and among
        Marriott International, Inc., Interstate Hotels Corporation,
        Interstate Hotels Company, Patriot American Hospitality,
        Inc. and Wyndham International, Inc.
10.10   First Amendment to Settlement Agreement dated as of August
        26, 1998
10.11   Second Amendment to Settlement Agreement dated as of October
        29, 1998
10.12   Third Amendment to Settlement Agreement dated as of January
        6, 1999
10.13   Fourth Amendment to Settlement Agreement dated as of March
        11, 1999

10.14      Fifth Amendment to Settlement Agreement dated as of April 23, 1999
10.15      Sixth Amendment to Settlement Agreement dated as of May 14, 1999
10.16+     Employment Agreement by and between Interstate Hotels Management, Inc. and Thomas F. Hewitt
10.17+     Employment Agreement by and between Interstate Hotels Management, Inc. and Henry L. Ciaffone
10.18+     Employment Agreement by and between Interstate Hotels Management, Inc. and Charles R. Tomb, as amended
10.19      Letter Agreement dated as of March 22, 1999 between Interstate and Kevin Kilkeary
10.20      Form of Interstate Hotels Corporation 1999 Equity Incentive Plan
10.21+     Form of Interstate Hotels Corporation Employee Stock Purchase Plan
21.1       List of Subsidiaries of Interstate Hotels Corporation
23.1       Consent of PricewaterhouseCoopers LLP
23.2       Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1)
27.1+      Financial Data Schedule


---------------

+ Previously filed.


(b) All applicable required schedules are included in the Information Statement/Prospectus and are therefore omitted from this section.


ITEM 17.  UNDERTAKINGS

(a) -- (g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) -- (j) Not applicable.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on May 27, 1999.



                                          Interstate Hotels Corporation


                                          By: /s/ THOMAS F. HEWITT
                                             -----------------------------------
                                             Thomas F. Hewitt
                                             Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


            SIGNATURES                              TITLE                      DATE
            ----------                              -----                      ----

       /s/ THOMAS F. HEWITT          Chief Executive Officer and           May 27, 1999
-----------------------------------  Chairman of the Board of Directors
         Thomas F. Hewitt            (Principal Executive Officer)

     /s/ J. WILLIAM RICHARDSON       Chief Financial Officer and           May 27, 1999
-----------------------------------  Executive Vice President, Finance
       J. William Richardson         and Administration (Principal
                                     Financial Officer and Principal
                                     Accounting Officer)

        /s/ ANNE L. RAYMOND          Director                              May 27, 1999
-----------------------------------
          Anne L. Raymond

       /s/ MICHAEL L. ASHNER         Director                              May 27, 1999
-----------------------------------
         Michael L. Ashner

     /s/ BENJAMIN D. HOLLOWAY        Director                              May 27, 1999
-----------------------------------
       Benjamin D. Holloway

       /s/ STEPHEN P. JOYCE          Director                              May 27, 1999
-----------------------------------
         Stephen P. Joyce

    /s/ PHILLIP H. MCNEILL, SR.      Director                              May 27, 1999
-----------------------------------
      Phillip H. McNeill, Sr.


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